
10011000


SEC Mail Processing
RECEIVED
MAR 24 2010
WASH, D.C.
200
SECTION

Severn Bancorp, Inc.

2009
Annual Report

March 15, 2010

Dear Severn Bancorp, Inc. Shareholders:

When I wrote to you in my letter dated March 11, 2009 I warned of difficult times coming in 2009. Unfortunately, that comment turned out to be quite accurate. Up until 2009, Severn Bancorp, Inc. had never experienced an annual loss. The magnitude of this loss was disturbing, but it reflected the severe economic problems that we have endured. 2009 began with a worsening recession and increasing unemployment. Real estate values weakened and a significant amount of our loans became delinquent. We added to our loan loss reserves by unprecedented amounts.

Our 2009 net loss was $15,228,000 as compared to net income of $4,113,000 in 2008, with the net loss per share of $1.68 in 2009 compared to $.39 earnings per share in 2008. We had returns on average assets and average equity, respectively of (1.54%) and (13.13%), in 2009 and .43% and 4.03% in 2008. We actually complained about our 2008 performance, not knowing just how bad 2009 would be.

We have been extremely hard working and proactive in our attempt to resolve problem assets. While it appears that the economy is slowly recovering, it is far from certain just how sustainable this recovery may be.

We are fortunate to be well capitalized and have been able to absorb these losses. We are hopeful that the worst of the recession is behind us, but it is difficult to tell when business will return to something that resembles "normal".

Meanwhile, Severn continues to offer a full line of deposit and lending products, and continues to successfully expand our relationship banking opportunities. Yes, Severn is still making loans.

Severn continues to request your banking business. Thank you for supporting the company as we work our way through these unprecedented times.

Sincerely,

Alan J. Hyatt
President

Severn Bancorp Financial Highlights


TOTAL ASSETS
($ IN MILLIONS)
1,000
950
900
850
800
750
'05
'06
'07
'08
'09

(dollars in thousands, except per share data)

	2009	2008	2007	2006	2005
Balance Sheet Data:					
Total assets	**$967,788**	$987,651	$962,234	$911,916	$849,774
Total loans, net	**819,079**	896,459	893,014	835,477	779,333
Total nonperforming assets	**82,382**	61,112	10,693	6,897	1,693
Deposits	**710,329**	683,866	652,773	626,524	594,893
Stockholders' equity	**106,231**	123,667	95,276	86,442	72,712
Net income (loss)	**(15,228)**	4,113	11,111	15,748	14,554
Per Share Data *					
Net income (loss) per common share:					
Basic	**$(1.68)**	$0.39	$1.10	$1.56	$1.45
Diluted	**(1.68)**	0.39	1.10	1.56	1.45
Book value	**7.91**	9.64	9.46	8.59	7.23
Common stock cash dividends	**0.09**	0.24	0.24	0.22	0.20
Performance ratios:					
Return on average assets	**(1.54%)**	0.43%	1.19%	1.77%	1.84%
Return on average equity	**(13.13%)**	4.03%	12.09%	19.59%	21.85%
Efficiency ratio	**61.77%**	51.64%	42.82%	33.50%	33.95%

**retroactively adjusted to reflect 10% stock dividend declared February 20, 2007 and a 10% stock dividend declared February 21, 2006.*


DEPOSITS
($ IN MILLIONS)
720
700
680
660
640
620
600
580
560
540
'05
'06
'07
'08
'09


NET INCOME (LOSS)
($ IN THOUSANDS)
20,000
15,000
10,000
5,000
0
-5,000
-10,000
-15,000
-20,000
'05
'06
'07
'08


ANNUAL DIVIDEND
PER SHARE
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
'05
'06
'07
'08
'09


DILUTED EARNINGS
(LOSS) PER SHARE
$1.60
$1.20
$0.80
$0.40
$0.00
-$0.40
-$0.80
-$1.20
-$1.60
-$2.00
'05
'06
'07
'08

Severn Bancorp, Inc. Financial Highlights

(dollars in thousands, except per share information)

	As of December 31,				
	2009	2008	2007	2006	2005
Balance Sheet Data:					
Total assets	**$967,788**	$987,651	$962,234	$911,916	$849,774
Total loans, net (including loans held for sale)	**819,079**	896,459	893,014	835,477	779,333
Total non-performing assets	**82,382**	61,112	10,693	6,897	1,693
Deposits	**710,329**	683,866	652,773	626,524	594,893
Short-term borrowings	**-**	-	15,000	18,000	26,000
Long-term borrowings	**125,000**	153,000	175,000	155,000	132,000
Subordinated debentures	**24,119**	24,119	20,619	20,619	20,619
Stockholders' equity	**106,231**	123,667	95,276	86,442	72,712
Book value per share*	**7.91**	9.64	9.46	8.59	7.23

	For the Year Ended December 31,				
	2009	2008	2007	2006	2005
Operations Data:					
Net interest income	**$26,607**	$28,969	$33,638	$38,115	$35,180
Net interest income (loss) after provision for loan losses	**(4,795)**	21,488	31,176	36,554	33,610
Non-interest income	**2,501**	2,791	4,336	3,867	2,748
Non-interest expense	**22,862**	17,293	16,492	14,065	12,878
Net income (loss)	**(15,228)**	4,113	11,111	15,748	14,554
Basic earnings (loss) per share *	**(1.68)**	0.39	1.10	1.56	1.45
Diluted earnings (loss) per share *	**(1.68)**	0.39	1.10	1.56	1.45
Common Stock Cash dividends declared per share*	**0.09**	0.24	0.24	0.22	0.20
Common Stock dividends declared per share to diluted earnings per share *	**(5.36%)**	61.54%	21.82%	13.95%	13.84%
Weighted number of shares outstanding basic *	**10,066,679**	10,066,679	10,066,283	10,065,289	10,065,002
Weighted number of shares outstanding diluted *	**10,066,679**	10,066,679	10,066,283	10,069,056	10,065,002
Performance Ratios:					
Return on average assets	**(1.54%)**	0.43%	1.19%	1.77%	1.84%
Return on average equity	**(13.13%)**	4.03%	12.09%	19.59%	21.85%
Interest rate spread	**2.64%**	2.81%	3.45%	4.20%	4.32%
Net interest margin	**2.90%**	3.16%	3.81%	4.50%	4.58%
Non-interest expense to average assets	**2.32%**	1.79%	1.76%	1.58%	1.63%
Efficiency ratio	**61.77%**	51.64%	42.82%	33.50%	33.95%

* Retroactively adjusted to reflect 10% stock dividend declared February 20, 2007 and a 10% stock dividend declared February 21, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Received SEC
MAR 24 2010
Washington, DC 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________________ to____________________.

Commission File Number 0-49731

SEVERN BANCORP, INC.

(Exact name of registrant as specified in its charter)

Maryland	52-1726127
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
200 Westgate Circle, Suite 200, Annapolis, Maryland	21401
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (410) 260-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes☐ No ☑

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 of 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Act). Yes☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing sale price of the registrant's common stock on June 30, 2009 was $15,178,043 ($3.10 per share based on shares of common stock outstanding at June 30, 2009).

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Indicate the number of shares outstanding for each of the registrant's classes of common stock, as of the latest practicable date.

As of March 1, 2010, there were issued and outstanding 10,066,679 shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portion's of the registrant's Definitive Proxy Statement for its 2010 Annual Meeting of Stockholders, which Definitive Proxy Statement will be filed with the Securities and Exchange Commission no later than 120 days after the registrant's fiscal year-ended December 31, 2009, are incorporated by reference into Part III of this Form 10-K; provided, however, that the Compensation Committee Report, the Audit Committee Report and any other information in such proxy statement that is not required to be included in this Annual Report on Form 10-K, shall not be deemed to be incorporated herein by reference or filed as a part of this Annual Report on Form 10-K.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Severn Bancorp, Inc. ("Bancorp") may from time to time make written or oral "forward-looking statements", (as defined in the Securities Exchange Act of 1934, as amended, and the regulations thereunder) including statements contained in Bancorp's filings with the Securities and Exchange Commission (including this Annual Report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by Bancorp, pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements include, but are not limited to:

- Statements contained in "Item 1A. Risk Factors;"
- Statements contained in "Business" concerning strategy, competitive strengths, liquidity and business plans;
- Statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the notes to Bancorp's consolidated financial statements, such as statements concerning allowance for loan losses, liquidity, capital adequacy requirements, unrealized losses, guarantees, the Bank being well-capitalized, and impact of accounting pronouncements; and
- Statements as to trends or Bancorp's or management's beliefs, expectations and opinions.

The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would," "could," "should," "guidance," "potential," "continue," "project," "forecast," "confident," and similar expressions are typically used to identify forward-looking statements. These statements are based on assumptions and assessments made by management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of Bancorp's future performance and are subject to risks and uncertainties and may be affected by various factors that may cause actual results, developments and business decisions to differ materially from those in the forward-looking statements. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements include the risk factors discussed under "Item 1A. Risk Factors" and the following:

- Changes in general economic and political conditions and by governmental monetary and fiscal policies;
- Changes in the economic conditions of the geographic areas in which Bancorp conducts business;
- Changes in interest rates;
- A downturn in the real estate markets in which Bancorp conducts business;
- The high degree of risk exhibited by Bancorp's loan portfolio;
- Environmental liabilities with respect to properties Bancorp has title;
- Changes in federal and state regulation;
- The effects of the supervisory agreements entered into by each of Bancorp and Severn Savings Bank, FSB ("Bank") with the Office of Thrift Supervision ("OTS");
- Bancorp's ability to estimate loan losses;
- Competition;
- Breaches in security or interruptions in Bancorp's information systems;
- Bancorp's ability to timely develop and implement technology;
- Bancorp's ability to retain its management team;
- Perception of Bancorp in the marketplace;
- Bancorp's ability to maintain effective internal controls over financial reporting and disclosure controls and procedures; and
- Terrorist attacks and threats or actual war.

Bancorp can give no assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on Bancorp's results of operations and financial condition. Bancorp disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

PART I

Item 1. Business

General

Bancorp is a savings and loan holding company chartered as a corporation in the state of Maryland in 1990. It conducts business primarily through two subsidiaries, Severn Savings Bank, FSB ("Bank") and SBI Mortgage Company ("SBI"). The Bank's principal subsidiary Louis Hyatt, Inc. ("Hyatt Commercial"), conducts business as Hyatt Commercial, a commercial real estate brokerage and property management company. SBI holds mortgages that do not meet the underwriting criteria of the Bank, and is the parent company of Crownsville Development Corporation ("Crownsville"), which is doing business as Annapolis Equity Group, which acquires real estate for syndication and investment purposes.

The Bank has four branches in Anne Arundel County, Maryland, which offer a full range of deposit products, and originate mortgages in its primary market of Anne Arundel County, Maryland and, to a lesser extent, in other parts of Maryland, Delaware and Virginia.

On December 17, 2004, Bancorp acquired all the common stock of newly formed Severn Capital Trust I, a Delaware business trust. Severn Capital Trust I issued $20,000,000 of trust preferred securities in a private placement pursuant to an applicable exemption from registration under the Securities Act of 1933, as amended. Bancorp irrevocably and unconditionally guaranteed the trust preferred securities. The proceeds of the trust preferred securities were used to purchase Bancorp's Junior Subordinated Debt Securities due 2035 (the "2035 Debentures").

On November 15, 2008, Bancorp sold a total of 70 units, at an offering price of $100,000 per unit, for gross proceeds of $7.0 million pursuant to a private placement exempt from registration under the Securities Act of 1933. Each unit consisted of 6,250 shares of Bancorp's Series A 8.0% Non-Cumulative Convertible Preferred Stock ("Series A Preferred Stock") and Bancorp's Subordinated Notes in the original principal amount of $50,000 ("Subordinated Notes"). In the private placement, Bancorp issued a total of 437,500 shares of its Series A Preferred Stock and $3.5 million aggregate principal amount of its Subordinated Notes.

The Emergency Economic Stabilization Act of 2008 ("EESA") authorized the U.S. Department of the Treasury ("Treasury Department") to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in the Troubled Asset Relief Program ("TARP"). The Treasury Department allocated $250 billion towards the TARP Capital Purchase Program ("CPP"). Under the CPP, Treasury purchased debt or equity securities from participating institutions. The Company made application to the Treasury Department to participate in this program. On November 21, 2008, Bancorp entered into a Letter Agreement (the "Purchase Agreement") with the Treasury Department, pursuant to which Bancorp issued and sold (i) 23,393 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share and liquidation preference $1,000 per share, (the "Series B Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 556,976 shares of Bancorp's common stock at $6.30 per (the "Common Stock"), for an aggregate purchase price of $ 23,393,000 in cash. Closing of the sale occurred on November 21, 2008.

On November 23, 2009, Bancorp and the Bank each entered into a supervisory agreement with the OTS which primarily addressed issues identified in the OTS' reports of examination of Bancorp's and the Bank's operations and financial condition conducted in 2009. See "Supervisory Agreements" for more information.

As of December 31, 2009, Bancorp had total assets of $967,788,000, total deposits of $710,329,000, and total stockholders' equity of $106,231,000. Net loss of Bancorp for the year ended December 31, 2009 was $15,228,000. For more information, see "Item 6. Selected Financial Data."

Bancorp's internet address is www.severnbank.com. Bancorp makes available free of charge on www.severnbank.com its annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC.

In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to:

Thomas G. Bevivino
Executive Vice President
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, Maryland 21401

The information on the website listed above, is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document. This website is and is only intended to be an inactive textual reference.

Business of the Bank

The Bank was organized in 1946 in Baltimore, Maryland as Pompei Permanent Building and Loan Association. It relocated to Annapolis, Maryland in 1980 and its name was changed to Severn Savings Association. Subsequently, the Bank obtained a federal charter and changed its name to Severn Savings Bank, FSB. The Bank operates four full-service branch offices, and one administrative office. The Bank operates as a federally chartered savings bank whose principal business is attracting deposits from the general public and investing those funds in mortgage and commercial loans. The Bank also uses advances, or loans, from the Federal Home Loan Bank of Atlanta, ("FHLB-Atlanta") to fund its mortgage activities. The Bank provides a wide range of retail and mortgage banking services. Deposit services include checking, savings, money market, time deposit and individual retirement accounts. Loan services include various types of real estate, consumer, and commercial lending. The Bank also provides safe deposit boxes, ATMs, debit cards, and internet and telephone banking.

The Bank's revenues are derived principally from interest earned on mortgage, commercial and other loans, and fees charged in connection with the loans and banking services. The Bank's primary sources of funds are deposits, advances from the FHLB-Atlanta, principal amortization and prepayment of its loans. The principal executive offices of the Bank are maintained at 200 Westgate Circle, Suite 200, Annapolis Maryland, 21401. Its telephone number is 410-260-2000 and its e-mail address is mailman@severnbank.com.

The Thrift Industry

Thrift institutions are financial intermediaries which historically have accepted savings deposits from the general public and, to a lesser extent, borrowed funds from outside sources and invested those deposits and funds primarily in loans secured by first mortgage liens on residential and other types of real estate. Such institutions may also invest their funds in various types of short- and long-term securities. The deposits of bank and thrift institutions are insured by the Deposit Insurance Fund ("DIF") as administered by the Federal Deposit Insurance Corporation ("FDIC"), and these institutions are subject to extensive regulations. These regulations govern, among other things, the lending and other investment powers of thrift institutions, including the terms of mortgage instruments these institutions are permitted to utilize, the types of deposits they are permitted to accept, and reserve requirements.

The operations of thrift institutions, including those of the Bank, are significantly affected by general economic conditions and by related monetary and fiscal policies of the federal government and regulations and policies of financial institution regulatory authorities, including the Board of Governors of the Federal Reserve System (the "FRB") and the Office of Thrift Supervision ("OTS"). Lending activities are influenced by a number of factors including the demand for housing, conditions in the construction industry, and availability of funds. Sources of funds for lending activities include savings deposits, loan principal payments, proceeds from sales of loans, borrowings from the FHLB-Atlanta and other sources. Savings flows at thrift institutions such as the Bank are influenced by a number of factors including interest rates on competing investments and levels of personal income.

Earnings

The Bank's earnings depend primarily on the difference between income from interest-earning assets such as loans and investments, and interest paid on interest-bearing liabilities such as deposits and borrowings. The Bank typically engages in long-term mortgage lending at fixed rates of interest, generally for periods of up to 30 years, while accepting deposits for considerably shorter periods. However, many of the Bank's long-term fixed-rate loans are sold in the secondary market, typically resulting in gains on the sale of such loans by the Bank.

Generally, rapidly rising interest rates cause the cost of interest-bearing liabilities to increase more rapidly than yields on interest-earning assets, thereby adversely affecting the earnings of many thrift institutions. While the industry has received expanded lending and borrowing powers in recent years permitting different types of investments and mortgage loans, including those with floating or adjustable rates and those with shorter terms, earnings and operations are still highly influenced by levels of interest rates and financial market conditions and by substantial investments in long-term mortgage loans.

Competition

The Annapolis, Maryland area has a high density of financial institutions, many of which are significantly larger and have greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. The Bank's competition for loans comes primarily from savings and loan associations, savings banks, mortgage banking companies, insurance companies, and commercial banks. Many of the Bank's competitors have higher legal lending limits than the Bank. The Bank's most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks, and credit unions. The Bank faces additional competition for deposits from short-term money market funds and other corporate and government securities funds. The Bank also faces increased competition for deposits from other financial institutions such as brokerage firms, insurance companies and mutual funds. The Bank is a community-oriented financial institution serving its market area with a wide selection of mortgage loans. Management considers the Bank's reputation for financial strength and customer service as its major competitive advantage in attracting and retaining customers in its market area. The Bank also believes it benefits from its community orientation.

Net Interest Income

Net interest income increases during periods when the spread between Bancorp's weighted average rate at which new loans are originated and the weighted average cost of interest-bearing liabilities widens. Market factors such as interest rates, competition, consumer preferences, the supply of and demand for housing, and the availability of funds affect the Bank's ability to originate loans.

Bancorp has supplemented its interest income through purchases of investments when appropriate. This activity is intended to generate positive interest rate spreads on large principal balances with minimal administrative expense.

Interest Rate and Volume of Interest-Related Assets and Liabilities

Both changes in rate and changes in the composition of Bancorp's interest-earning assets and interest-bearing liabilities can have a significant effect on net interest income.

For information concerning the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Bancorp's interest income and expense during the fiscal years ended December 31, 2009 and 2008, refer to Item 6, "Selected Financial Data - Rate Volume Table".

Market Area

The Bank's market area is primarily Anne Arundel County, Maryland and nearby areas, due to its four branch locations, all located in Anne Arundel County.

In 2009, the Bank expanded its business relationship banking department with increased focus on the needs of the business community in Anne Arundel County, Maryland. In addition, the Bank increased its offerings to businesses and consumers, including additional commercial lending products, business internet banking, and an expanded line of consumer deposit products. The Bank has traditionally focused its lending activities on first mortgage loans secured by real estate for the purpose of purchasing, refinancing, developing and constructing one-to-four family residences and commercial properties in and near Anne Arundel County, Maryland. While first mortgage lending has slowed due to the economic recession, the Bank continued to be leading mortgage lender in its market area in 2009. The Bank participates in the secondary market and sold approximately 20% of the fixed-rate long-term mortgages that it originated in 2009.

Supervisory Agreements

On November 23, 2009, Bancorp and the Bank each entered into a supervisory agreement with the OTS, which agreements primarily addressed issues identified in the OTS' reports of examination of Bancorp's and the Bank's operations and financial condition conducted in 2009. The Supervisory Agreements provide, among other things, that

- Bancorp and Bank will not make any dividends or capital distributions, and Bancorp will not redeem any Bancorp common stock, without the prior approval of the OTS;
- Bancorp will not, and will not permit its subsidiaries to, incur, issue, renew or rollover any debt or debt securities, increase any current lines of credit, guarantee the debt of any entity, or otherwise incur any additional debt, without the prior written non-objection of the OTS;
- Bancorp and Bank will submit to OTS a business plan for 2010, 2011 and 2012 designed to, among other things, improve operations, earnings and profitability and reduce Bancorp debt and, after OTS approval, implement such plans and review such plans quarterly;
- Bank will develop and implement: (i) a plan to reduce the level of classified assets, assets designated special mention, all nonperforming assets and all delinquent loans, including specific workout plans for such assets and loans, or groups of such assets and loans, of $1.5 million or more, (ii) revised policies, procedures, and methodology to ensure the timely establishment and maintenance of an adequate allowance for loan and lease loss level in accordance with applicable laws, regulations, and regulatory guidance, (iii) policies and procedures for the use of interest reserves, (iv) a program, subject to OTS approval, for identifying, monitoring, and managing risks associated with concentrations of credit, (v) a loan modification policy subject to OTS approval, (vi) policies and procedures for identifying and classifying problem assets, (vii) a revised liquidity and funds management policy, subject to OTS approval; the board of the Bank is required to review these plans, policies and programs at regular intervals and take appropriate action;
- Bank will not increase the amount of brokered deposits without the prior approval of the OTS;
- Bank will establish a regulatory compliance committee, consisting of at least three non-employee directors, to monitor compliance with the supervisory agreement and the completion of all corrective action required in the OTS 2009 report of examination;

- Bank will not enter into any new, or renew, extend, or revise any existing, contractual arrangement relating to compensation or benefits for any senior executive officer or director of the Bank without prior notice to the OTS;
- Bank will not enter into any new arrangement or contract with a third party service provider outside of the normal course of business or otherwise in excess of $100,000 per arrangement or contract per year without OTS prior non-objection; and
- Bancorp and Bank will make various periodic reports to the OTS and their respective boards of directors.

The terms of the Supervisory Agreements will remain in effect until terminated, modified or suspended by the OTS. The foregoing summary is qualified by reference to the Supervisory Agreements, copies of which are filed as exhibits to this Annual Report on Form 10-K.

Loan Portfolio Composition

The following table sets forth the composition of Bancorp's loan portfolios by type of loan at the dates indicated. The table includes a reconciliation of total net loans receivable, including loans held for sale, after consideration of undisbursed portion of loans, deferred loan fees and discounts, and allowances for losses on loans as of December 31:

	2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(dollars in thousands)					
Residential mortgage	$343,931	37.97%	$355,909	36.55%	$320,303	32.45%	$249,448	26.15%	$219,988	23.71%
Construction and land acquisition and Development	198,933	21.96%	242,359	24.89%	297,823	30.18%	339,122	35.55%	390,376	42.07%
Land	71,772	7.92%	82,642	8.49%	93,717	9.50%	90,747	9.51%	77,319	8.33%
Lines of credit	31,138	3.44%	34,872	3.58%	29,713	3.01%	40,733	4.27%	35,491	3.82%
Commercial real estate	204,596	22.59%	214,209	22.00%	205,755	20.85%	193,299	20.26%	163,449	17.61%
Commercial non-real estate	6,923	0.76%	3,084	0.32%	3,416	0.34%	3,348	0.35%	3,412	0.37%
Home equity	42,365	4.68%	39,040	4.01%	32,748	3.32%	32,758	3.44%	32,974	3.55%
Consumer	1,259	0.14%	1,083	0.11%	2,355	0.24%	1,537	0.16%	1,768	0.19%
Loans held for sale	4,845	0.54%	453	0.05%	1,101	0.11%	2,970	0.31%	3,216	0.35%
Total gross loans	905,762	100.00%	973,651	100.00%	986,931	100.00%	953,962	100.00%	927,993	100.00%
Deferred loan origination fees and costs, net	(3,895)		(4,439)		(4,898)		(4,712)		(4,916)	
Loans in process	(48,095)		(57,940)		(78,238)		(104,747)		(136,239)	
Allowance for loan losses	(34,693)		(14,813)		(10,781)		(9,026)		(7,505)	
Total loans net	$819,079		$896,459		$893,014		$835,477		$779,333	

Lending Activities

General

The Bank originates mortgage loans of all types, including residential, residential-construction, commercial-construction, commercial, land and residential lot loans. To a lesser extent, the Bank also originates non-mortgage loans, which include consumer, business and commercial loans. These loans constitute a small part of the Bank's portfolio.

The Bank originated and funded $129,197,000 and $177,714,000 of mortgage loans for the years ended December 31, 2009 and 2008, respectively.

Loan Origination Procedures

The following table contains information on the activity of the Bank's loans held for sale and its loans held for investment in its portfolio:

	For the Years Ended December 31,		
	2009	2008	2007
	(dollars in thousands)		
Held for Sale:			
Beginning balance	$453	$1,101	$2,970
Originations	33,692	13,145	18,320
Net sales	(29,300)	(13,793)	(20,189)
Ending balance	$4,845	$453	$1,101
Held for investment:			
Beginning balance	$973,198	$985,830	$950,992
Originations and purchases	128,417	210,984	239,336
Transfers to foreclosed real estate	(35,931)	(15,258)	(3,342)
Repayments/payoffs	(164,767)	(208,358)	(201,156)
Ending balance	$900,917	$973,198	$985,830

The Bank originates residential mortgage loans that are to be held in the Bank's loan portfolio as well as loans that are intended for sale in the secondary market. Loans sold in the secondary market are primarily sold to investors with which the Bank maintains a correspondent relationship. These loans are made in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market, and are approved either by the Bank's underwriter or the correspondent's underwriter. Loans considered for the Bank's portfolio are approved by the Bank's loan committee. Meetings of the loan committee are open to attendance by any member of the Bank's Board of Directors who wishes to attend. The loan committee reports to and consults with the Board of Directors in interpreting and applying the Bank's lending policy. Single loans greater than $2,000,000, or loans to one borrower aggregating more than $4,000,000, up to $17,690,000 (the maximum amount of loans to one borrower as of December 31, 2009), must also have Board of Directors' approval.

Loans that are sold are typically long-term (15 or more years) loans with fixed interest rates eligible for resale in the secondary market. Loans retained for Bancorp's portfolio typically include construction loans, commercial loans and loans that periodically reprice or mature prior to the end of an amortized term. Loans are generally sold with servicing released. However, as of December 31, 2009 the Bank was servicing $398,000 in loans for Federal Home Loan Mortgage Corporation ("FHLMC") and $82,480,000 in loans for other investors.

The following table contains information, as of December 31, 2009, on the percentage of fixed-rate single-family loans serviced for others by the Bank, by interest rate category.

Interest rate range	Percentage of Portfolio
Less than 5.00%	55.5%
5.01 – 6.00%	7.7%
6.01 – 7.00%	28.3%
7.01 – 8.00%	6.6%
Over 8.00%	1.9%
	100.0%

The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The authority of the loan committee to approve loans is established by the Board of Directors and currently is commensurate with the Bank's limitation on loans to one borrower. The Bank's maximum amount of loans to one borrower currently is equal to 15% of the Bank's unimpaired capital, or $17,690,000 as of December 31, 2009. Loans greater than this amount require participation by one or more additional lenders. Letters of credit are subject to the same limitations as direct loans. The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

The procedure for approval of construction loans is the same for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

Commercial Real Estate Loans

At December 31, 2009, Bancorp's commercial real estate loan portfolio totaled $204,596,000, or 22.6% of Bancorp's loan portfolio. All of Bancorp's commercial loans are secured by improved property such as office buildings, retail strip shopping centers, industrial condominium units and other small businesses most of which are located in the Bank's primary lending area. The largest commercial real estate loan outstanding at December 31, 2009 was a $7,079,000 loan secured by an office building in Annapolis, Maryland. This loan has consistently performed in accordance with the terms of the debt instrument.

Loans secured by commercial real estate properties generally involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of these loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.

Construction Loans

The Bank originates loans to finance the construction of one-to-four family dwellings, and to a lesser extent, commercial real estate. It also originates loans for the acquisition and development of unimproved property to be used for residential and/or commercial purposes in cases where the Bank is to provide the construction funds to improve the properties. As of December 31, 2009, Bancorp had 253 construction loans outstanding in the gross aggregate amount of $198,933,000, representing 22.0% of its loan portfolio, of which $48,095,000 was unadvanced.

Construction loan amounts are based on the appraised value of the property and, for builder loans, a feasibility study as to the potential marketability and profitability of the project. Construction loans generally have terms of up to one year, with reasonable extensions as needed, and typically have interest rates that float monthly at margins ranging from the prime rate to 1 percent above the prime rate. In addition to builders' projects, the Bank finances the construction of single family, owner-occupied houses where qualified contractors are involved and on the basis of strict written underwriting and construction loan guidelines. Construction loans are structured either to be converted to permanent loans with the Bank upon the expiration of the construction phase or to be paid off by financing from another financial institution.

Construction loans afford the Bank the opportunity to increase the interest rate sensitivity of its loan portfolio and to receive yields higher than those obtainable on loans secured by existing residential properties. These higher yields correspond to the higher risks associated with construction lending. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the project under construction that is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to value accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the ultimate success of the project rather than the ability of the borrower or guarantor to repay principal and interest. If the Bank is forced to foreclose on a project prior to or at completion, due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of the loan as well as related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time. The Bank has attempted to address these risks through its underwriting procedures and its limited amount of construction lending on multi-family and commercial real estate properties.

It is the policy of the Bank to conduct physical inspections of each property secured by a construction or rehabilitation loan for the purpose of reporting upon the progress of the construction of improvements. These inspections, referred to as "construction draw inspections," are to be performed at the time of a request for an advance of construction funds. If no construction advance has been requested, a fee inspector or senior officer of the institution makes an inspection of the subject property at least quarterly.

Multi-Family Lending

The Bank occasionally originates multi-family loans with terms up to 30 years, but with rate adjustments or balloon payments generally at three to five years. These loans are generally made in amounts up to 75% of the appraised value of the secured property. In making these loans, the Bank bases its underwriting decision primarily on the net operating income generated by the real estate to support the debt service, the financial resources and income level of the borrower, the borrower's experience in owning or managing similar property, the marketability of the property and the Bank's lending experience with the borrower. The Bank also typically receives a personal guarantee from the borrower. As of December 31, 2009, $11,781,000, or 1.3% of Bancorp's total loan portfolio, consisted of multi-family residential loans.

Land and Residential Building Lots

Land loans include loans to developers for the development of residential subdivisions and loans on unimproved lots primarily to individuals. At December 31, 2009, Bancorp had outstanding land and residential building lot loans totaling $74,109,000, or 8.2% of the total loan portfolio. The largest of these loans for $5,200,000, is secured by thirty lots in Davidsonville, Maryland, and has performed in accordance with the terms of the debt instrument. Land development loans typically are short-term loans; the duration of these loans is typically not greater than three years. The interest rate on land loans is generally at least 1% or 2% over the prime rate. The loan-to-value ratio generally does not exceed 75%. Land and residential building lot loans typically are made to customers of the Bank and developers and contractors with whom the Bank has had previous lending experience. In addition to the customary requirements for these types of loans, the Bank may also require a satisfactory Phase I environmental study and feasibility study to determine the profit potential of the development.

Consumer and Other Loans

The Bank also offers other loans, primarily business and commercial loans. These are loans to businesses that are not secured by real estate although equipment, securities, or other collateral may secure them. They constitute a relatively small part of the Bank's business, and typically are offered to customers with long-standing relationships with the Bank. At December 31, 2009, $8,506,000, or 0.9%, of the loan portfolio consisted of business and commercial loans. In addition, $1,259,000, or 0.1% of the loan portfolio was in consumer loans.

Loan Portfolio Cash Flows

The following table sets forth the estimated maturity of Bancorp's loan portfolios by type of loan at December 31, 2009. The estimated maturity reflects contractual terms at December 31, 2009. Contractual principal repayments of loans do not necessarily reflect the actual term of the Bank's loan portfolios. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and because of enforcement of "due on sale" clauses. The average life of mortgage loans tends to increase, however, when current mortgage loan rates substantially exceed rates on existing mortgage loans.

	Due Within one year or less	Due after 1 through 5 years	Due after 5 years	Total
		(dollars in thousands)		
One to four family residential	$36,702	$63,697	$308,271	$408,670
Multifamily	2,407	2,249	7,125	11,781
Commercial and industrial real estate	22,842	74,549	107,988	205,379
Construction and land acquisition and development loans	146,248	49,810	-	196,058
Land	41,273	25,174	7,662	74,109
Commercial, non-real estate	1,320	2,434	4,752	8,506
Consumer	453	640	166	1,259
Total	$251,245	$218,553	$435,964	$905,762

The following table contains certain information as of December 31, 2009 relating to the loan portfolio of Bancorp with the dollar amounts of loans due after one year that have fixed and floating rates. All loans are shown maturing based upon contractual maturities and include scheduled payments but not possible prepayments.

	Fixed	Floating	Total
		(dollars in thousands)	
One to four family residential	$203,943	$168,025	$371,968
Multifamily	2,414	6,960	9,374
Commercial and industrial real estate	83,300	99,237	182,537
Construction and land acquisition and development loans	11,429	38,381	49,810
Land	20,390	12,446	32,836
Commercial, non-real estate	6,237	949	7,186
Consumer	806	-	806
Total	$328,519	$325,998	$654,517

Loans to One Borrower

Under regulatory guidelines, the aggregate amount of loans that the Bank may make to one borrower is 15% of the Bank's unimpaired capital and unimpaired surplus, which was $17,690,000 at December 31, 2009. The Bank's three largest loans at December 31, 2009 were a $7,079,000 loan secured by commercial property located in Annapolis, Maryland, a $6,818,000 loan secured by commercial property located in California, Maryland, and a $6,525,000 loan secured by lots located in Severna Park, Maryland.

Origination and Purchase and Sale of Loans

The Bank originates residential loans in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market. Although the Bank has authority to lend anywhere in the United States, it has confined its loan origination activities primarily to the states of Maryland, Virginia and Delaware.

Loan originations are developed from a number of sources, primarily from referrals from real estate brokers, builders, and existing and walk-in customers. The Bank also utilizes the services of loan brokers in its market area. Loan brokers are paid on a commission basis (generally 1% of the loan amount) for loans brokered to the Bank.

The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The loan committee of the Bank can approve single residential and commercial loans up to $2,000,000, and loans that aggregate up to $4,000,000 to one borrower. Single loans greater than $2,000,000, or loans to one borrower aggregating more than $4,000,000, up to $17,690,000 (the maximum amount of loans to one borrower as of December 31, 2009), must also have Board of Directors' approval. The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

The procedure for approval of construction loans is the same as for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

Consumer loans are underwritten on the basis of the borrower's credit history and an analysis of the borrower's income and expenses, ability to repay the loan, and the value of the collateral, if any.

Currently, it is the Bank's policy to originate both fixed-rate and adjustable-rate loans. The Bank is currently active in the secondary market and sells a portion of its fixed-rate loans.

Interest Rates, Points and Fees

The Bank realizes interest, point, and fee income from its lending activities. The Bank also realizes income from commitment fees for making commitments to originate loans, and from prepayment and late charges, loan fees, application fees, and fees for other miscellaneous services.

The Bank accounts for loan origination fees in accordance with standards set on the accounting for deferred costs and fees. These standards prohibit the immediate recognition of loan origination fees as revenues and require that such income (net of certain direct loan origination costs) for each loan be amortized, generally by the interest method, over the estimated life of the loan as an adjustment of yield. The Bank also realizes income from gains on sales of loans, and servicing released fees for loans sold with servicing released.

Delinquencies and Classified Assets

Delinquencies

The Board of Directors reviews delinquencies on all loans monthly. The Bancorp's collection procedures include sending a past due notice to the borrower on the 17th day of nonpayment, making telephone contact with the borrower between 20 and 30 days after nonpayment, and sending a letter after the 30th day of nonpayment. A notice of intent to foreclose is sent between 60 and 90 days after delinquency. When the borrower is contacted, the Bancorp attempts to obtain full payment of the past due amount. However, Bancorp generally will seek to reach agreement with the borrower on a payment plan to avoid foreclosure. In calculating Bancorp's allowance for loan losses, management stratifies its loan portfolio into three distinct groups.

The first group is made up of impaired loans. Loans are classified as impaired if they meet either of the following two criteria:

- Loans that are 90 days or more in arrears (non-accrual loans); or
- Loans that are deemed impaired when, based on current information and events, it is probable that a borrower will be unable to collect all amounts due according to the contractual terms of the loan agreement.

Impaired loans are individually analyzed to determine if a specific reserve is required. Management uses the current appraisals of the underlying collateral to determine if a specific reserve is necessary to reduce the loan's carrying value down to the current fair value of the underlying collateral. In addition, management, as appropriate, measures impairment based on the present value of expected future cash flows of the loan for loans that are not solely collateral dependent.

The second group contains any loans that management deems "problem loans" that are not included in the impaired loan group. These loans have a general reserve placed on them based on several factors, including the inherent risk of the loan, current market conditions, the risk rating assigned to the loan and the historical performance of similar loans.

Management considers all loans with an internal risk rating of 6 or higher that are not included in impaired loans as problem loans. Management defines its internal risk rating of 6 as any loans marginally acceptable but still require management's attention. The general reserves in this group range from approximately 2% to 5% primarily due to management's assessment of historical performance of similar loans and to current market conditions.

The third group is made up of all remaining loans, which are the loans performing as agreed upon in the underlying loan agreement. These loans have a general reserve placed on them based on the inherent risk of the loan, current market conditions, and the historical performance of similar loans. The general reserves in this group range from approximately 1% to 6% primarily due to the loan type and management's assessment of historical performance of similar loans and to current market conditions.

The Bank discontinues the accrual of interest on loans 90 days or more past due, at which time all previously accrued but uncollected interest is deducted from income. As of the most recent reported period, $4,588,000 in interest income would have been recorded for the year ended December 31, 2009 if the loans had been current in accordance with their original terms and had been outstanding throughout the year ended December 31, 2009 or since their origination (if held for only part of the fiscal year). For the year ended December 31, 2009, $1,271,000 in interest income on such loans was actually included in net income. The following table sets forth information as to non-accrual loans and other non-performing assets.

	At December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands)				
Loans accounted for on a non-accrual basis:					
Mortgage loans:					
One-to-four family real estate	$33,391	$35,829	$4,992	$3,487	$1,693
Home equity lines of credit	536	189	-	-	-
Commercial	7,400	3,047	336	98	-
Land	19,425	15,721	2,372	2,342	-
Non-mortgage loans:					
Consumer	-	9	-	-	-
Commercial loans	56	-	-	-	-
Total non-accrual loans	$60,808	$54,795	$7,700	$5,927	$1,693
Accruing loans greater than 90 days past due	$-	$ -	$ -	$ -	$-
Foreclosed real-estate	$21,574	$6,317	$2,993	$ 970	$-
Total non-performing assets	$82,382	$61,112	$10,693	$6,897	$1,693
Total troubled debt restructurings	$44,716	$2,142	$ -	$ -	$-
Total non-accrual loans to net loans	7.5%	6.1%	0.9%	0.7%	0.2%
Allowance for loan losses to total non-performing loans, including loans contractually past due 90 days or more	57.1%	27.0%	140.0%	152.3%	443.3%
Total non-accrual and accruing loans greater than 90 days past due to total assets	6.3%	5.5%	0.8%	0.7%	0.2%
Total non-performing assets to total assets	8.5%	6.2%	1.1%	0.8%	0.2%

Included in non-accrual one-to-four family loans at December 31, 2009 were 57 loans totaling $20,165,000 to consumers and 34 loans totaling $13,762,000 to builders. Included in non-accrual land loans at December 31, 2009 were 26 loans totaling $18,724,000 to consumers and two loans totaling $701,000 to builders.

Classified Assets and Allowance for Loan Losses

Federal regulations provide for the classification of loans and other assets, such as debt and equity securities, considered by the OTS to be of lesser quality, as "substandard," "doubtful" or "loss assets." An asset is considered substandard if the paying capacity and net worth of the obligor or the collateral pledged, if any, inadequately protects it. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values. Assets classified as loss assets are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not currently expose the insured institution to a sufficient degree of risk to warrant classification in one of these categories but possess credit deficiencies or potential weakness are required to be designated special mention by management.

When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as loss assets, it is required either to establish a specific allowance for losses equal to the full amount of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets is subject to scrutiny by the OTS, which can require the establishment of additional general or specific loss allowances. The Bank reviews monthly the assets in its portfolio to determine whether any assets require classification in accordance with applicable regulations.

Total classified loans as of December 31, 2009 were $132,536,000. The allowance for loan losses as of December 31, 2009 was $34,693,000, which was 3.8% of gross loans receivable and 57.1% of total non-performing loans.

[see table on following page]

The following table summarizes the allocation of the allowance for loan losses by loan type and the percent of loans in each category compared to total loans as of December 31,

	2009		2008		2007		2006		2005	
	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans
					(dollars in thousands)					
One to four family residential	$22,046	45.12%	$5,765	42.46%	$3,378	40.73%	$2,202	32.41%	$1,706	29.74%
Multifamily	164	1.30%	42	1.14%	35	0.76%	33	0.57%	67	0.49%
Commercial and industrial real estate	5,342	22.36%	3,080	21.63%	3,332	22.41%	2,512	20.45%	1,965	17.73%
Construction and land acquisition and development loans	1,492	21.96%	2,559	24.89%	1,849	24.29%	2,253	35.44%	2,684	42.07%
Land	5,539	8.18%	3,286	8.96%	2,027	10.72%	1,731	10.10%	882	8.78%
Commercial, non-real estate	102	0.94%	77	0.80%	150	0.83%	288	0.87%	193	1.00%
Other	8	0.14%	4	0.12%	10	0.26%	7	0.16%	8	0.19%
Total	$34,693	100.00%	$14,813	100.00%	$10,781	100.00%	$9,026	100.00%	$7,505	100.00%

The following table contains information with respect to Bancorp's allowance for loan losses for the periods indicated:

	At or for the Year Ended December 31				
	2009	2008	2007	2006	2005
	(dollars in thousands)				
Average loans outstanding, net	$878,191	$893,030	$858,305	$819,038	$738,028
Total gross loans outstanding at end of period	$905,762	$973,651	$986,931	$953,962	$927,993
Total net loans outstanding at end of period	$819,079	$896,459	$893,014	$835,477	$779,333
Allowance balance at beginning of period	$14,813	$10,781	$9,026	$7,505	$5,935
Provision for loan losses	31,402	7,481	2,462	1,561	1,570
Actual charge-offs					
1-4 family residential real estate	6,761	2,571	270	-	-
Other	4,818	878	449	40	-
Total charge-offs	11,579	3,449	719	40	-
Recoveries					
Total recoveries	57	-	12	-	-
Net charge offs	11,522	3,449	707	40	-
Allowance balance at end of period	$34,693	$14,813	$10,781	$9,026	$7,505
Net charge offs as a percent of average loans	1.31%	0.39%	0.08%	0.00%	0.00%
Allowance for loan losses to total gross loans at end of period	3.83%	1.52%	1.09%	0.95%	0.81%
Allowance for loan losses to net loans at end of period	4.24%	1.65%	1.21%	1.08%	0.96%

Investment Activities

Federal thrift institutions, such as the Bank, have authority to invest in various types of liquid assets, including United States Treasury obligations and securities of various federal agencies, certificates of deposit at insured banks, bankers' acceptances and federal funds. As a member of the FHLB System, the Bank must maintain minimum levels of liquid assets specified by the OTS, which vary from time to time. Subject to various regulatory restrictions, federal thrift institutions may also invest a portion of their assets in certain commercial paper, corporate debt securities and mutual funds whose assets conform to the investments that a federal thrift institution is authorized to make directly.

The carrying amounts of the Bank's investment securities held to maturity, as of the dates indicated are presented in the following table:

	At December 31,		
	2009	2008	2007
	(dollars in thousands)		
US Treasury securities	$6,999	$-	$-
FHLB notes	-	-	1,000
Mortgage-backed securities	1,032	1,345	1,383
Total Investment Securities Held to Maturity	$8,031	$1,345	$2,383

Investment Scheduled Maturity Table

As of December 31, 2009

	One Year or Less		More than One to Five Years		More than Five to Ten Years		More than Ten Years		Total Investment Securities		
	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Fair Value
	(dollars in thousands)										
US Treasury securities	$998	0.22%	$6,001	1.83%	$-	-	$-	-	$6,999	1.34%	$7,021
Mortgage-backed securities	-	-	-	-	-	-	$1,032	5.56%	$1,032	5.56%	$1,034
Total securities	$988	0.22%	$6,001	1.83%	$-	-	$1,032	5.56%	$8,031	1.88%	$8,055

Deposits

Deposits are attracted principally from within the Bank's primary market areas through the offering of a variety of deposit instruments, including passbook and statement accounts and certificates of deposit ranging in terms from three months to five years. Deposit account terms vary, principally on the basis of the minimum balance required, the time periods the funds must remain on deposit and the interest rate. The Bank also offers individual retirement accounts.

The Bank's policies are designed primarily to attract deposits from local residents rather than to solicit deposits from areas outside the Bank's primary markets. Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Deposits in the Bank as of December 31, 2009, 2008 and 2007 consisted of savings programs described below:

	2009	2008	2007
	(dollars in thousands)		
NOW accounts	$12,898	$12,813	$11,152
Money market accounts	49,797	44,012	87,688
Passbooks	184,311	53,319	14,891
Certificates of deposit	447,889	554,747	523,698
Non-interest bearing accounts	15,434	18,975	15,344
Total deposits	$710,329	$683,866	$652,773

The following table contains information pertaining to the certificates of deposit held by the Bank in excess of $100,000 as of December 31, 2009.

Time Remaining Until Maturity	Jumbo Certificates of Deposit (dollars in thousands)
Less than three months	$54,287
3 months to 6 months	45,941
6 months to 12 months	64,666
Greater than 12 months	44,174
Total	$209,068

Liquidity and Asset/Liability Management

Two major objectives of asset and liability management are to maintain adequate liquidity and to control the interest sensitivity of the balance sheet.

Liquidity is the measure of a company's ability to maintain sufficient cash flow to fund operations and to meet financial obligations to depositors and borrowers. Liquidity is provided by the ability to attract and retain deposits and by principal and interest payments on loans and maturing securities in the investment portfolio. A strong core deposit base, supplemented by other deposits of varying maturities and rates, contributes to the Bank's liquidity.

Management believes that funds available through short-term borrowings and asset maturities are adequate to meet all anticipated needs, and management is continually monitoring the Bank's liquidity position to meet projected needs.

Interest rate sensitivity is maintaining the ability to reprice interest earning assets and interest bearing liabilities in relationship to changes in the general level of interest rates. Management attributes interest rate sensitivity to a steady net interest margin through all phases of interest rate cycles. Management attempts to make the necessary adjustments to constrain adverse swings in net interest income resulting from interest rate movements through gap analysis and income simulation modeling techniques.

Borrowings

The Bank's credit availability under the FHLB of Atlanta's credit availability program was $297,140,000 at December 31, 2009. Effective January 15, 2010, the FHLB of Atlanta reduced the Bank's credit availability from 30% to 20% of total assets due to the losses the Bank incurred during 2009. This change reduced the Bank's credit availability to $198,090,000 less existing advances. The Bank, from time to time, utilizes the line of credit when interest rates are more favorable than obtaining deposits from the public. The following table sets forth short-term borrowings with the FHLB-Atlanta, with original maturities of one year or less.

	Years ended December 31,		
	2009	2008	2007
	(dollars in thousands)		
Short-term borrowings			
Average balance outstanding during the period	$596	$1,667	$10,417
Maximum amount outstanding at any month-end during the period	7,000	10,000	25,000
Weighted average interest rate during the period	2.04%	3.74%	4.68%
Total short term borrowings at period end	-	-	15,000
Weighted average interest rate at period end	-	-	4.40%

Employees

As of December 31, 2009, Bancorp and its subsidiaries had approximately 118 full-time equivalent employees. Bancorp's employees are not represented by any collective bargaining group, and management considers its relations with its employees to be excellent.

Hyatt Commercial

Hyatt Commercial is a real estate brokerage company specializing in commercial real estate sales, leasing and property management. During the quarter ended September 30, 2009, the common stock of Hyatt Commercial was contributed to the Bank from Bancorp.

SBI Mortgage Company

SBI is a subsidiary of Bancorp that has engaged in the origination of mortgages not suitable for the Bank. It owns subsidiary companies that purchase real estate for investment purposes. As of December 31, 2009, SBI had $2,174,000 in outstanding mortgage loans and it had $468,000 invested in subsidiaries, which funds were held in cash, pending potential acquisition of investment real estate.

Crownsville Development Corporation

Crownsville, which is doing business as Annapolis Equity Group, is a subsidiary of SBI and is engaged in the business of acquiring real estate for investment and syndication purposes.

HS West, LLC

HS West, LLC ("HS") is a subsidiary of the Bank, and constructed a building in Annapolis, Maryland that serves as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is also located in the building. In addition, HS leases space to four unrelated companies and to a law firm of which the President of Bancorp and the Bank is a partner.

Homeowners Title and Escrow Corporation

Homeowners Title and Escrow Corporation, is a subsidiary of the Bank, and was engaged in the business of conducting loan settlements for the Bank. During 2008, Homeowners Title and Escrow Corporation ceased operations.

Regulation

The financial services industry in the Bank's market area is highly competitive, including competition from commercial banks, savings banks, credit unions, finance companies and non-bank providers of financial services. Several of the Bank's competitors have legal lending limits that exceed that of the Bank's, as well as funding sources in the capital markets that exceeds the Bank's availability. The increased competition has resulted from a changing legal and regulatory climate, as well as from the economic climate.

General

Savings and loan holding companies and savings associations are extensively regulated under both federal and state law. This regulation is intended primarily to protect depositors and the Deposit Insurance Fund ("DIF"), and not the stockholders of Bancorp. The summary below describes briefly the regulation that is applicable to Bancorp and the Bank, does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulation of Bancorp

General. As a unitary savings and loan holding company, Bancorp is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over Bancorp and its subsidiaries, which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

Activities Restriction Test. As a unitary savings and loan holding company, Bancorp generally is not subject to activity restrictions, provided the Bank satisfies the Qualified Thrift Lender ("QTL") test. The termination of the "unitary thrift holding company exemption" in 1999 did not affect Bancorp because Bancorp was grandfathered under the law. Under certain circumstances, Bancorp could lose its grandfathered status. If the Bank failed to meet the QTL test, then Bancorp would become subject to the activities restrictions applicable to multiple savings and loan holding companies and, unless the Bank qualified as a QTL within one year thereafter, Bancorp would be required to register as, and would become subject to the restrictions applicable to, a bank holding company. Additionally, if Bancorp were to acquire control of another savings association, either through merger or other combination with the Bank or other than in a supervisory acquisition where the acquired association also met the QTL test, Bancorp would thereupon become a multiple savings and loan holding company and would thereafter be subject to further restrictions on its activities. Bancorp presently intends to continue to operate as a unitary savings and loan holding company.

Restrictions on Acquisitions. Except under limited circumstances, savings and loan holding companies, such as Bancorp, are prohibited from acquiring, without prior approval of the OTS, (i) more than 5% of the voting shares of a savings association or a holding company which is not a subsidiary thereof or (ii) acquiring control of an uninsured institution, or retaining, for more than one year after the date of any savings association becomes uninsured, control of such association. In evaluating proposed acquisitions of savings institutions by holding companies, the OTS considers the financial and managerial resources and future prospects of the holding company and the target institution, the effect of the acquisition on the risk to the DIF, the convenience and the needs of the community and competitive factors.

No director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may acquire control of any savings association, other than a subsidiary savings association, or of any other savings and loan holding company, without written approval of the OTS. Certain individuals, including Alan J. Hyatt, Louis Hyatt, and Melvin Hyatt, and their respective spouses ("Applicants"), filed an Application for Notice of Change In Control ("Notice") in April 2001 pursuant to 12 CFR Section 574.3(b). The Notice called for the Applicants to acquire up to 32.32% of Bancorp's issued and outstanding shares of stock of Bancorp by April 16, 2002. The OTS approved requests by the Applicants to extend the time to consummate such acquisition of shares to December 12, 2010. The Applicants currently own approximately 29.53% of the total outstanding shares of Bancorp as of December 31, 2009.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Federal Securities Law. Bancorp's securities are registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. As such, Bancorp is subject to the information, proxy solicitation, insider trading, and other requirements and restrictions of the Securities Exchange Act of 1934.

Financial Services Modernization Legislation. In November 1999, the Gramm-Leach-Bliley Act of 1999 ("GLBA") was enacted. The GLBA generally permits banks, other depository institutions, insurance companies and securities firms to enter into combinations that result in a single financial services organization to offer customers a wider array of financial services and products so long as they do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

The GLBA may have the result of increasing the amount of competition that Bancorp and the Bank face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than Bancorp and the Bank.

Troubled Assets Relief Program. During the fourth quarter of 2008, the U.S. Department of the Treasury (the "Treasury") instituted the Troubled Assets Relief Program (the "TARP") pursuant to the Emergency Economic Stabilization Act of 2008 (the "EESA") in an effort to stabilize the nation's capital markets. To carry out the TARP, the Treasury established the Capital Purchase Program (the "CPP") which financial institutions may participate in on a voluntary basis.

Bancorp elected to participate in the CPP and entered into agreements to sell certain securities to the Treasury on November 21, 2008 (the "CPP Agreements"). As a result of, and condition to, the CPP Agreements, Bancorp will be subject to certain restrictions, requirements and limitations related to executive compensation (which are generally applicable to the CEO, CFO and three next most highly compensated executive officers of Bancorp), dividend payments and stock repurchase activities.

The American Recovery and Reinvestment Act of 2009 ("ARRA") and the regulations adopted thereunder have imposed additional compensation restrictions on companies participating in the TARP. As directed by ARRA, the Department of the Treasury has adopted standards for executive compensation that include limits on compensation that exclude incentives to take unnecessary and excessive risks that threaten the value of the participant, provision for recovery by the participant of any bonus, retention award or incentive compensation paid to any senior executive office and up to 20 next mostly highly compensated employees of the participant based on statements of earnings, revenues, gains or other criteria that are later found to be materially inaccurate, and prohibitions on bonus, retention awards or incentive compensation to certain senior employees, among other provisions. TARP participants are required to annually allow shareholders to have a separate non-binding vote on executive compensation while a TARP investment is outstanding.

Maryland Corporation Law. Bancorp is incorporated under the laws of the State of Maryland, and is therefore subject to regulation by the state of Maryland. The rights of Bancorp's stockholders are governed by the Maryland General Corporation Law.

Regulation of the Bank

General. As a federally chartered, DIF-insured savings association, the Bank is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments of the Bank must comply with various statutory and regulatory requirements. The Bank is also subject to certain reserve requirements promulgated by the FRB. The OTS, in conjunction with the FDIC, regularly examines the Bank and prepares reports for the consideration of the Bank's Board of Directors on any deficiencies found in the operations of the Bank. The relationship between the Bank and depositors and borrowers is also regulated by federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of mortgage documents utilized by the Bank.

The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Any change in such regulations, whether by the OTS, the FDIC, the FRB or the Congress could have a material adverse impact on Bancorp, the Bank, and their operations.

Regulatory Capital Requirements. OTS regulations require that the Bank meet three minimum requirement standards including: (i) tangible capital equal to at least 1.5% of adjusted total assets; (ii) a leverage ratio consisting of Tier I or "core" capital equal to at least 4% (or 3%, if the Bank is rated 1 CAMELS under the OTS examination rating system) of adjusted total assets; and (iii) risk-based capital equal to at least 8% of total risk-weighted assets.

Tier I, or core capital is defined as common stockholder's equity, non-cumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of consolidated subsidiaries and certain non-withdrawable accounts or pledged deposits. Tier I (Core) capital is generally reduced by the amount of the saving's institution's intangible assets. Limited exceptions to the deduction of intangible assets exist for certain mortgage servicing rights and credit card relationships and qualifying supervisory goodwill. In December of 2008, federal banking and thrift regulatory agencies approved a final rule permitting a banking institution to reduce the amount of goodwill that it must deduct from Tier I capital by the amount of any associated deferred tax liability.

Tangible capital is generally defined the same as core capital but does not include an exception for qualifying supervisory goodwill and is reduced by the amount of all the savings association's intangible assets with only a limited exception for certain mortgage servicing rights. Both core and tangible capital are further reduced by an amount equal to a savings institution's debt and equity investments in subsidiaries engaged in activities not permissible for national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies). Investments in and extensions of credit to such subsidiaries are required to be fully netted against tangible and core capital. At December 31, 2009, the Bank had no such investments.

Total capital equals the sum of Tier I (Core) capital and supplementary capital, to the extent that supplementary capital does not exceed Tier I (Core) capital. Supplementary capital includes, among other items, cumulative perpetual preferred stock, perpetual subordinate debt, mandatory convertible subordinate debt, intermediate-term preferred stock, the portion of allowance for loan losses not designated for specific loan losses (up to 1.25% of risk-weighted assets) and up to 45% of unrealized gains on equity securities. For purposes of determining total capital, a savings institution's assets are reduced by the amount of capital instruments held by other depository institutions pursuant to reciprocal arrangements and by the amount of the institution's equity investments (other than those deducted from core and tangible capital) and its high loan-to-value ratio land loans and non-residential construction loans.

A savings institution's risk based capital requirement is measured against risk-weighted assets, which equal the sum of each on-balance sheet asset and the credit-equivalent amount of each off-balance-sheet item after being multiplied by an assigned risk weight. These risk weights range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and certain other assets.

In addition to requiring generally applicable capital standards for savings institutions, the OTS is authorized to establish the minimum level of capital for a savings institution at such amount or at such ratio of capital-to-assets as the OTS determines to be necessary or appropriate for such institution in light of the particular circumstances of the institution. Such circumstances would include a high degree of exposure to interest rate risk, concentration of credit risk and certain risks arising from non-traditional activity. The OTS may treat the failure of any savings institution to maintain capital at or above such level as an unsafe or unsound practice and may issue a directive requiring any savings institution which fails to maintain capital at or above the minimum level required by the OTS to submit and adhere to a plan for increasing capital.

As shown below, the Bank's regulatory capital exceeded all minimum regulatory capital requirements applicable to it as of December 31, 2009.

	Actual		Required For Capital Adequacy Purposes		Required To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
	(dollars in thousands)					
December 31, 2009						
Tangible (1)	$112,340	11.8%	$14,431	1.50%	N/A	N/A
Tier I capital (2)	112,340	14.4%	N/A	N/A	$46,579	6.00%
Core (1)	112,340	11.8%	38,483	4.00%	48,104	5.00%
Total (2)	122,032	15.7%	62,105	8.00%	77,632	10.00%
December 31, 2008						
Tangible (1)	$132,890	13.5%	$14,743	1.50%	N/A	N/A
Tier I capital (2)	132,890	16.9%	N/A	N/A	$47,047	6.00%
Core (1)	132,890	13.5%	39,314	4.00%	49,142	5.00%
Total (2)	142,199	18.1%	62,730	8.00%	78,412	10.00%

(1) To adjusted total assets.
(2) To risk-weighted assets.

Enforcement. The OTS has primary enforcement responsibility over federal savings institutions and has the authority to bring enforcement action against the institution and all "institution-affiliated parties," including stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement actions by the OTS may range from issuance of a capital directive or cease and desist order, to removal of officers or directors of the institution and the appointment of a receiver or conservator. The FDIC also has the authority to terminate deposit insurance or recommend to the director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the director of the OTS, the FDIC has authority to take action under specific circumstances.

Safety and Soundness Standards. Federal law requires each federal banking agency, including the OTS, to prescribe to certain standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at comparable institutions. If the OTS determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution must submit an acceptable compliance plan to the OTS within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions.

Prompt Corrective Action. Under the prompt corrective action regulations, the OTS is required and authorized to take supervisory actions against undercapitalized savings associations. The risk-based capital, leverage capital, and tangible capital ratios are used to determine an institution's capital classification. For this purpose, a savings association is placed into one of the following five categories dependent on their respective capital ratios:

- "well capitalized" (at least 5% leverage capital, 6% Tier I risk-based capital and 10% total risk-based capital);
- "adequately capitalized" (at least 4% leverage capital, 4% Tier I risk-based capital and 8% total risk-based capital);
- "undercapitalized" (less than 4% leverage capital, 4% Tier I risk-based capital or 8% total risk-based capital);

- "significantly undercapitalized" (less than 3% leverage capital, 3% Tier I risk-based capital or 6% total risk-based capital); and
- "critically undercapitalized" (less than 2% tangible capital).

Generally, the banking regulator is required to appoint a receiver or conservator for an institution that is "critically undercapitalized". The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date an institution receives notice that it is "undercapitalized", "significantly undercapitalized" or "critically undercapitalized". In addition, numerous mandatory supervisory actions become immediately applicable to the institution, including, but not limited to, restrictions on growth, investment activities, payment of dividends and other capital distributions, and affiliate transactions. The OTS may also take any one of a number of discretionary supervisory actions against the undercapitalized institutions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

As of December 31, 2009, the Bank met the capital requirements of a "well capitalized" institution under applicable OTS regulations.

Premiums for Deposit Insurance. The Bank's deposits are insured up to applicable limits by the DIF of the FDIC.

The FDIC regulations assess insurance premiums based on an institution's risk. Under this assessment system, the FDIC evaluates the risk of each financial institution based on its supervisory rating, financial ratios, and long-term debt issuer rating. In 2009, the assessment ranged from 7 to 77.5 basis points of an institution's deposits, depending on its risk category.

Federal law requires the FDIC to establish a deposit reserve ratio for the deposit fund of between 1.15% and 1.50% of estimated insured deposits. Due to several recent bank failures during the economic turmoil in 2008 and 2009, the current FDIC ratio fell below the statutory minimum of 1.15%. As required by law, the FDIC adopted an amended restoration plan in September of 2009 that would increase the deposit reserve ratio to the 1.15% threshold within eight years.

In 2009, the FDIC undertook several measures in an effort to replenish the DIF. On February 27, 2009, the FDIC adopted a final rule modifying the risk-based assessment system and set new initial base assessment rates beginning April 1, 2009. Rates range from a minimum of 12 cents per $100 of domestic deposits for well-managed, well-capitalized institutions with the highest credit ratings, to 45 cents per $100 for those institutions posing the most risk to the DIF. Risk-based adjustments to the initial assessment rate may lower the rate to 7 cents per $100 of domestic deposits for well-managed, well-capitalized banks with the highest credit ratings or raise the rate to 77.5 cents per $100 for depository institutions posing the most risk to the DIF.

On May 22, 2009, the FDIC adopted a final rule imposing a 5 basis point special assessment on each insured depository institution's assets minus Tier 1 capital as of June 30, 2009. The amount of the special assessment for any institution was limited to 10 basis points times the institution's assessment base for the second quarter 2009. On September 29, 2009, the FDIC increased the annual assessment rates uniformly by 3 basis points beginning in 2011. On November 17, 2009, the FDIC amended its regulations to require insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. For purposes of determining the prepayment, the FDIC used the institution's assessment rate in effect on September 30, 2009. The prepayment amount for the Bank was approximately $5,838,000.

Due to the recent economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts until January 1, 2014. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, non-interest bearing transaction accounts would receive an unlimited insurance coverage until December 31, 2009 (subsequently extended until June 30, 2010 at the option of the participant) and certain senior unsecured debt issued by institutions and their holding companies would be temporarily guaranteed by the FDIC.

The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for the Bank could have a material adverse effect on Bancorp's earnings, depending on the collective size of the particular institutions involved.

All FDIC-insured depository institutions must pay an annual assessment to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds, commonly referred to as Financing Corporation ("FICO") bonds, were issued to capitalize the Federal Savings and Loan Insurance Corporation. The annual FICO assessment rate as of the first quarter of 2010 is 1.06 basis points (i.e. $0.0106 for every $100 of assessable deposits). The FICO assessments are adjusted quarterly to reflect changes in the assessment bases of the FDIC's insurance funds and do not vary depending on a depository institution's capitalization or supervisory evaluations.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses of the Bank.

Privacy. Federal banking rules limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules, financial institutions must provide:

- Initial and annual notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates; and
- a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

Since the GLBA's enactment, a number of states have implemented their own versions of privacy laws. The Bank has implemented its privacy policies in accordance with applicable law.

Loans-to-One Borrower Limitations. With certain limited exceptions, the maximum amount that a savings association or a national bank may lend to any borrower (including certain related entities of the borrower) may not exceed 15% of the unimpaired capital and surplus of the institution, plus an additional 10% of unimpaired capital and surplus for loans fully secured by readily marketable collateral. Savings associations are additionally authorized to make loans to one borrower, for any purpose, in an amount not to exceed $500,000 or, by order of the Director of the OTS, in an amount not to exceed the lesser of $30,000,000 or 30% of unimpaired capital and surplus to develop residential housing, provided:

- the purchase price of each single-family dwelling in the development does not exceed $500,000;
- the savings association is in compliance with its fully phased-in capital requirements;
- the loans comply with applicable loan-to-value requirements; and
- the aggregate amount of loans made under this authority does not exceed 150% of unimpaired capital and surplus.

At December 31, 2009, the Bank's loans-to-one-borrower limit was $17,690,000 based upon the 15% of unimpaired capital and surplus measurement. At December 31, 2009, the Bank's two largest lending relationships had an outstanding balance of $7,079,000 secured by commercial property located in Annapolis, Maryland and a $6,818,000 loan secured by commercial property located in California, Maryland. The loans were performing in accordance with their terms.

Qualified Thrift Lender Test. Savings associations must meet a QTL test, which test may be met either by maintaining at least 65% of its portfolio assets in qualified thrift investments or meeting the definition of a "domestic building and loan association" as defined in the Code, in either case in at least nine of the most recent twelve month period. "Portfolio Assets" generally means total assets of a savings institution, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association's business. Qualified thrift investments are primarily residential mortgages and related investments, including certain mortgage-related securities. Associations that fail to meet the QTL test must either convert to a bank charter or operate under specified restrictions. As of December 31, 2009, the Bank was in compliance with its QTL requirement and met the definition of a domestic building and loan association.

Affiliate Transactions. Generally, transactions between a savings bank or its subsidiaries and its affiliates (i.e. companies that control the Bank or are under common control with the Bank) must be on terms as favorable to the Bank as comparable transactions with non-affiliates. In addition, certain of these transactions are restricted to a percentage of the Bank's capital and are subject to specific collateral requirements.

The Bank's authority to extend credit to executive officers, directors, trustees and 10% stockholders, as well as entities under such person's control, is currently governed by Section 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated by the FRB. Among other things, these regulations generally require such loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amounts of the loans the Bank may make to such persons based, in part, on the Bank's capital position, and require certain board of directors' approval procedures to be followed.

Capital Distribution Limitations. OTS regulations impose limitations upon all capital distributions by savings associations, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital.

The OTS regulations require a savings association to file an application for approval of a capital distribution if:

- the association is not eligible for expedited treatment of its filings with the OTS;
- the total amount of all of capital distributions, including the proposed capital distribution, for the applicable calendar year exceeds its net income for that year to date plus retained net income for the preceding two years;
- the association would not be at least adequately capitalized under the prompt corrective action regulations of the OTS following the distribution; or
- the proposed capital distribution would violate any applicable statute, regulation, or agreement between the savings association and the OTS, or the FDIC, or violate a condition imposed on the savings association in an OTS-approved application or notice.

In addition, a savings association must give the OTS notice of a capital distribution if the savings association is not required to file an application, but:

- would not be well capitalized under the prompt corrective action regulations of the OTS following the distribution;
- the proposed capital distribution would reduce the amount of or retire any part of the savings association's common or preferred stock or retire any part of debt instruments like notes or debentures included in capital, other than regular payments required under a debt instrument approved by the OTS; or
- the savings association is a subsidiary of a savings and loan holding company.

The OTS may prohibit a proposed capital distribution that would otherwise be permitted if the OTS determines that the distribution would constitute an unsafe or unsound practice. In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution, if after making such distribution the institution would be undercapitalized.

Branching. Under OTS branching regulations, the Bank is generally authorized to open branches within or beyond the State of Maryland if the Bank (1) qualifies as a "domestic building and loan association" under the Code, which qualification requirements are similar to those for a Qualified Thrift Lender under the Home Owners' Loan Act, and (2) publishes public notice at least 30 days before opening a branch and no one opposes the branch. If a comment in opposition to a branch opening is filed and the OTS determines the comment to be relevant to the approval process standards, and to require action in response, the OTS may, among other things, require a branch application or elect to hold a meeting with the Bank and the person who submitted the comment. The OTS authority preempts any state law purporting to regulate branching by federal savings banks.

Community Reinvestment Act and the Fair Lending Laws. Savings associations have a responsibility under the Community Reinvestment Act and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities and the denial of applications. In addition, an institution's failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in the OTS, other federal regulatory agencies as well as the Department of Justice taking enforcement actions. Based on an examination conducted March 23, 2009, the Bank received a satisfactory rating.

Federal Home Loan Bank System. The Bank is a member of the FHLB-Atlanta. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB.

Under the capital plan of the FHLB-Atlanta as of December 31, 2009, the Bank was required to own at least $8,609,000 of the capital stock of the FHLB-Atlanta. As of such date, the Bank owned $8,609,000 of the capital stock of the FHLB-Atlanta and was in compliance with the capital plan requirements.

Federal Reserve System. The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW, and Super NOW checking accounts) and non-personal time deposits. At December 31, 2009, the Bank was in compliance with these requirements.

Activities of Subsidiaries. A savings association seeking to establish a new subsidiary, acquire control of an existing company or conduct a new activity through a subsidiary must provide 30 days prior notice to the FDIC and the OTS and conduct any activities of the subsidiary in compliance with regulations and orders of the OTS. The OTS has the power to require a savings association to divest any subsidiary or terminate any activity conducted by a subsidiary that the OTS determines to pose a serious threat to the financial safety, soundness or stability of the savings association or to be otherwise inconsistent with sound banking practices.

Tying Arrangements. Federal savings associations are prohibited, subject to some exceptions, from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Item 1A. Risk Factors

Unless the context indicates otherwise, all references to "we," "us," "our" in this subsection "Risk Factors" refer to the Bancorp and its subsidiaries. You should carefully consider the risks and uncertainties described below as well as elsewhere in this Annual Report on Form 10-K. If any of the risks or uncertainties actually occurs, our business, financial condition or results of future operations could be materially adversely affected. The risks and uncertainties described in this Form 10-K are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this Annual Report on Form 10-K.

We may be adversely affected by changes in economic and political conditions and by governmental monetary and fiscal policies.

The thrift industry is affected, directly and indirectly, by local, domestic, and international economic and political conditions, and by governmental monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond our control may adversely affect our potential profitability. Any future rises in interest rates, while increasing the income yield on our earning assets, may adversely affect loan demand and the cost of funds and, consequently, our profitability. Any future decreases in interest rates may adversely affect our profitability because such decreases may reduce the amounts that we may earn on our assets. Economic downturns have resulted and may continue to result in the delinquency of outstanding loans. We do not expect any one particular factor to materially affect our results of operations. However, downtrends in several areas, including real estate, construction and consumer spending, have had and may continue to have a material adverse impact on our ability to remain profitable. Further, there can be no assurance that the asset values of the loans included in our loan portfolio, the value of properties and other collateral securing such loans, or the value of foreclosed real estate will remain at current levels.

The changing economic environment poses significant challenges for the Company.

In 2009 and in 2008, negative developments in the financial services industry have resulted in uncertainty in the financial markets in general and a related general economic downturn globally, which have continued into 2010. In addition, as a consequence of the United States recession, business activity across a wide range of industries face serious difficulties due to the decline in the housing market, lack of consumer spending and the extreme lack of liquidity in the global credit markets. Unemployment has also increased significantly.

As a result of these financial economic crises, many lending institutions, including us, have experienced declines in the performance of their loans, including construction, land and residential building lots, multi-family, commercial and consumer loans. Moreover, competition among depository institutions for deposits and quality loans has increased significantly while the significant decline in economic growth has led to a slowdown in banking related activities. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry.

As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal or informal enforcement actions or orders. The impact of new legislation in response to those developments may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance or our stock price.

We are operating in a challenging economic environment, including generally uncertain national and local market conditions. Negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses and other factors, could have adverse effects on our borrowers, which could adversely affect our financial condition and results of operations. For instance, because payments on loans secured by commercial real estate properties are often dependent upon the successful operation of management of the properties, repayment of these loans are subject to adverse conditions in the economy. As consumer spending decreases, businesses located in commercial real estate property may close, reducing the rental income of the Bank's borrower. The reduction in rental income may result in the borrower being unable to make payments on the loan. The deterioration in economic conditions could drive losses beyond that which is provided for in our allowance for loan losses and could result in the following:

- an increase in loan delinquencies, problem assets and foreclosures;
- a decline in demand for our products and services;
- a decrease in low cost or non-interest-bearing deposits; and

- a decline in the value of the collateral for our loans, which in turn may reduce customers' borrowing capacities, and reduce the value of assets and collateral supporting our existing loans.

During the past year, we have experienced an increase in non-performing loans. No assurance can be given that these conditions will improve in the near term or will not worsen. Moreover, such conditions may result in a further increase in loan delinquencies, causing a decrease in our interest income, and may continue to have an adverse impact on our loan loss experience, possibly requiring us to add to our allowance for loan losses. Until conditions improve, we expect our business, financial condition and results of operations to be adversely affected.

Changes in interest rates could adversely affect our financial condition and results of operations.

The operations of financial institutions, such as ours, are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Our net interest income is significantly affected by market rates of interest that in turn are affected by prevailing economic conditions, fiscal and monetary policies of the federal government and the policies of various regulatory agencies. Like all financial institutions, our balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as U.S. Government bonds, corporate securities and other investment vehicles, including mutual funds, which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than those offered by financial institutions such as ours.

We expect to experience continual competition for deposit accounts which may make it difficult to reduce the interest paid on some deposits.

We believe that, in the current market environment, we have adequate policies and procedures for maintaining a conservative interest rate sensitive position. However, there is no assurance that this condition will continue. A sharp movement up or down in deposit rates, loan rates, investment fund rates and other interest-sensitive instruments on our balance sheet could have a significant, adverse impact on our net interest income and operating results.

Most of our loans are secured by real estate located in our market area. If there is a continuing downturn in the real estate market, additional borrowers may default on their loans and we may not be able to fully recover our loans.

A continuing downturn in the real estate market could adversely affect our business because most of our loans are secured by real estate. Substantially all of our real estate collateral is located in the states of Maryland, Virginia and Delaware. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature.

In addition to the risks generally present with respect to mortgage lending activities, our operations are affected by other factors affecting our borrowers, including:

- the ability of our mortgagors to make mortgage payments,
- the ability of our borrowers to attract and retain buyers or tenants, which may in turn be affected by local conditions such as an oversupply of space or a reduction in demand for rental space in the area, the attractiveness of properties to buyers and tenants, and competition from other available space, or by the ability of the owner to pay leasing commissions, provide adequate maintenance and insurance, pay tenant improvements costs and make other tenant concessions,
- interest rate levels and the availability of credit to refinance loans at or prior to maturity, and
- increased operating costs, including energy costs, real estate taxes and costs of compliance with environmental controls and regulations.

As of December 31, 2009, approximately 95% of the book value of our loan portfolio consisted of loans collateralized by various types of real estate. If real estate prices decline, the value of real estate collateral securing our loans will be reduced. Our ability to recover defaulted loans by foreclosing and selling the real estate collateral would then be diminished, and we would be more likely to incur financial losses on defaulted loans.

In addition, approximately 50% of the book value of our loans consisted of construction, land acquisition and development loans, commercial real estate loans and land loans, which present additional risks described in "Item 1. Business - Construction Loans" of this Form 10-K.

Our loan portfolio exhibits a high degree of risk.

We have a significant amount of nonresidential loans, as well as construction and land loans granted on a speculative basis. Although permanent single-family, owner-occupied loans represent the largest single component of assets and currently impaired loans, a significant level of nonresidential loans, construction loans, and land loans, results in an above-average risk exposure. Our monitoring of higher risk loans may be inadequate and the internal asset review function may be inadequate in view of current real estate market weaknesses.

At December 31, 2009 and December 31, 2008, our nonperforming loans (those loans 90 or more days in arrears) equaled $60.8 million and $54.8 million, respectively. There were 121 residential loans in non-accrual status totaling $55.5 million and eleven commercial loans in non-accrual status totaling $5.3 million at December 31, 2009 compared to 118 residential loans in non-accrual status totaling $51.7 million and eleven commercial loans in non-accrual status totaling $3.1 million at December 31, 2008. For the year ended December 31, 2009, there were $11.6 million of loan charge-offs. At December 31, 2009, the total allowance for loan losses was $34.7 million, which was 4.24% of total net loans, compared with $14.8 million, which was 1.65% of total net loans, as of December 31, 2008.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our operations are located in Anne Arundel County, Maryland, which makes our business highly susceptible to local economic conditions. An economic downturn or recession in this area may adversely affect our ability to operate profitably.

Unlike larger banking organizations that are geographically diversified, our operations are concentrated in Anne Arundel County, Maryland. In addition, nearly all of our loans have been made to borrowers in the states of Maryland, Virginia and Delaware. As a result of this geographic concentration, our financial results depend largely upon economic conditions in our market area. A deterioration or recession in economic conditions in this market could result in one or more of the following:

- a decrease in deposits;
- an increase in loan delinquencies;
- an increase in problem assets and foreclosures;
- a decrease in the demand for our products and services; and

- a decrease in the value of collateral for loans, especially real estate, and reduction in customers' borrowing capacities.

Any of the foregoing factors may adversely affect our ability to operate profitably.

Failure to comply with recent OTS Supervisory Agreements could adversely affect our business, financial condition and operating results.

On November 23, 2009, we and the Bank each entered into a supervisory agreement with the OTS, which agreements primarily addressed issues identified in the OTS' reports of examination of our and the Bank's operations and financial condition conducted in 2009. Although we and the Bank each intend to take such actions as may be necessary to enable us to comply with our respective requirements, there can be no assurance that we will be able to comply fully with the provisions of the Supervisory Agreements, or to do so within the timeframes required. Moreover, there can be no assurance that compliance with such requirements will not be more time consuming or more expensive than anticipated, or that efforts to comply with such requirements will not have adverse effects on the operations and financial condition of us or the Bank. Failure to comply with the Supervisory Agreements, or other supervisory directives, could subject us to significant civil monetary penalties, orders to cease and desist or other regulatory or enforcement actions. Accordingly, any material failure to comply with the Supervisory Agreements could have a material adverse effect on our business, financial condition and operating results.

We are subject to federal and state regulation and the monetary policies of the FRB. Such regulation and policies can have a material adverse effect on our earnings and prospects.

Our operations are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the FRB have had a significant effect on the operating results of banks in the past, and are expected to continue to do so in the future. Among the instruments of monetary policy used by the FRB to implement its objectives are changes in the discount rate charged on bank borrowings and changes in the reserve requirements on bank deposits. It is not possible to predict what changes, if any, will be made to the monetary polices of the FRB or to existing federal and state legislation or the effect that such changes may have on our future business and earnings prospects.

If the Bank becomes "undercapitalized" as determined under the "prompt corrective action" initiatives of the federal bank regulators, such regulatory authorities will have the authority to require the Bank to, among other things, alter, reduce or terminate any activity that the regulator determines poses an excessive risk to the Bank. The Bank could further be directed to take any other action that the regulatory agency determines will better carry out the purpose of prompt corrective action. The Bank could be subject to these prompt corrective action restrictions if federal regulators determine that the Bank is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. Some or all of the foregoing actions and restrictions could have a material adverse effect on our operations.

We have established an allowance for loan losses based on our management's estimates. Actual losses could differ significantly from those estimates. If the allowance is not adequate, it could have a material adverse effect on our earnings and the price of our common stock.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents management's best estimate of probable incurred losses within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; industry concentrations and other unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. Increases in nonperforming loans have a significant impact on our allowance for loan losses. Generally, our non-performing loans and assets reflect operating difficulties of individual borrowers resulting from weakness in the economy of our market area. If current trends in the real estate markets continue, we expect that we will continue to experience increased delinquencies and credit losses, particularly with respect to construction, land and residential building lots, multi-family, commercial and consumer loans. Moreover, with the country currently in a recession, we expect that it will negatively impact economic conditions in our market areas and that we could experience significantly higher delinquencies and credit losses.

In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. If charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Furthermore, growth in the loan portfolio would generally lead to an increase in the provision for loan losses.

Any increases in the allowance for loan losses will result in a decrease in net income and capital, and may have a material adverse effect on our financial condition, results of operations and cash flows.

We compete with a number of local, regional and national financial institutions for customers.

We face strong competition from savings and loan associations, banks, and other financial institutions that have branch offices or otherwise operate in our market area, as well as many other companies now offering a range of financial services. Many of these competitors have substantially greater financial resources and larger branch systems than us. In addition, many of our competitors have higher legal lending limits than us. Particularly intense competition exists for sources of funds including savings and retail time deposits as well as for loans and other services offered by us. In addition, over the last several years, the banking industry has undergone substantial consolidation, and this trend is expected to continue. Significant ongoing consolidation in the banking industry may result in one or more large competitors emerging in our primary target market. The financial resources, human capital and expertise of one or more large institutions could threaten our ability to maintain our competitiveness.

During the past several years, significant legislative attention has been focused on the regulation and deregulation of the financial services industry. Non-bank financial institutions, such as securities brokerage firms, insurance companies and mutual funds, have been permitted to engage in activities that compete directly with traditional bank business. Competition with various financial institutions could hinder our ability to maintain profitable operations and grow our business.

We face intense competitive pressure on customer pricing, which may materially and adversely affect revenues and profitability.

We generate net interest income, and charge our customers fees, based on prevailing market conditions for deposits, loans and other financial services. In order to increase deposit, loan and other service volumes, enter new market segments and expand our base of customers and the size of individual relationships, we must provide competitive pricing for such products and services. In order to stay competitive, we have had to intensify our efforts around attractively pricing our products and services. To the extent that we must continue to adjust our pricing to stay competitive, we will need to grow our volumes and balances in order to offset the effects of declining net interest income and fee-based margins. Increased pricing pressure also enhances the importance of cost containment and productivity initiatives, and we may not succeed in these efforts.

Our brand, reputation and relationship with our customers are key assets of our business and may be affected by how we are perceived in the marketplace.

Our brand and its attributes are key assets of our business. The ability to attract and retain customers to our Company's products and services is highly dependent upon the external perceptions of us and the industry in which we operate. Our business may be affected by actions taken by competitors, customers, third party providers, employees, regulators, suppliers or others that impact the perception of the brand, such as creditor practices that may be viewed as "predatory," customer service quality issues, and employee relations issues. Adverse developments with respect to our industry may also, by association, impair our reputation, or result in greater regulatory or legislative scrutiny.

If our information systems or those of our third party providers experience an interruption or breach in security, our revenues and operating results and the perception of our brand could be materially and adversely affected.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. In addition, we operate a number of money transfer and related electronic, check and other payment connections that are vulnerable to individuals engaging in fraudulent activities that seek to compromise payments and related financial systems illegally. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations. We depend on third-party providers for many of our systems and if these providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we would be able to negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.

We continually encounter technological change, and, if we are unable to develop and implement efficient and customer friendly technology, we could lose business.

The financial services industry is continually undergoing rapid technological change, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to achieve additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our success depends on our senior management team, and if we are not able to retain our senior management team, it could have a material adverse effect on us.

We are highly dependent upon the continued services and experience of our senior management team, including Alan J. Hyatt, our Chairman, President and Chief Executive Officer. We depend on the services of Mr. Hyatt and the other members of our senior management team to, among other things, continue the development and implementation of our strategies, and maintain and develop our customer relationships. We do not have an employment agreement with members of our senior management, nor do we maintain "key-man" life insurance on our senior management. If we are unable to retain Mr. Hyatt and other members of our senior management team, our business could be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Securities Exchange Act of 1934. As a result, current and potential stockholders may lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, which could adversely affect our business and could subject us to regulatory scrutiny.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, referred to as Section 404, we are required to include in our Annual Reports on Form 10-K, our management's report on internal control over financial reporting. While we have reported no "material weaknesses" in the Form 10-K for the fiscal year ended December 31, 2009, we cannot guarantee that we will not have any "material weaknesses" in the future. Compliance with the requirements of Section 404 is expensive and time-consuming. If, in the future, we fail to complete this evaluation in a timely manner, or if our independent registered public accounting firm cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to maintain an effective system of disclosure controls and procedures could cause our current and potential stockholders and customers to lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, which could adversely affect our business.

Terrorist attacks and threats or actual war may impact all aspects of our operations, revenues, costs and stock price in unpredictable ways.

Terrorist attacks in the United States and abroad, as well as future events occurring in response to or in connection with them, including, without limitation, future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions, may impact our operations. Any of these events could cause consumer confidence and savings to decrease or could result in increased volatility in the United States and worldwide financial markets and economy. Any of these occurrences could have an adverse impact on our operating results, revenues and costs and may result in the volatility of the market price for our common stock and on the future price of our common stock.

There can be no assurance that we will pay dividends in the future.

The supervisory agreements with the OTS require, among other things, that Bancorp and the Bank obtain prior OTS approval before any dividends or capital distributions can be made and that Bancorp obtain prior OTS approval before purchasing or redeeming shares of its stock. In addition, Bancorp suspended its common stock dividend in the fourth quarter of 2009 due to losses incurred. Although we expect to be able to resume our policy of quarterly dividend payments, this dividend policy will be reviewed in light of future earnings, OTS restrictions and other considerations. No assurance can be given, therefore, that cash dividends on our common stock will be paid in the future.

Our Series A preferred stock, Series B preferred stock and 2035 Debentures contain restrictions on our ability to declare and pay dividends on, or repurchase, our common stock.

Our ability to declare dividends on our common stock is limited by the terms of our Series A preferred stock and Series B preferred stock. We may not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, or make any guarantee payment with respect to our common stock in any quarter until the dividend on the Series A Preferred Stock has been declared and paid for such quarter, subject to certain minor exceptions. Additionally, prior to November 21, 2011, unless we have redeemed the Series B preferred stock or the Treasury Department has transferred the Series B preferred stock to a third party, we may not, without the consent of the Treasury (1) declare or pay any dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.06 per share) or (2) redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Letter Agreement with the Treasury Department.

Additionally, under the terms of our 2035 Debentures, if (i) there has occurred and is continuing an event of default, (ii) we are in default with respect to payment of any obligations under the related guarantee or (iii) we have given notice of our election to defer payments of interest on the 2035 Debentures by extending the interest distribution period as provided in the indenture governing the 2035 Debentures and such period, or any extension thereof, has commenced and is continuing, then we may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, including our common stock.

An investment in our securities is not insured against loss.

Investments in our common stock, are not deposits insured against loss by the FDIC or any other entity. As a result, an investor may lose some or all of his, her or its investment.

Conversion of our Series A preferred stock or exercise of the warrant issued to the Treasury Department will dilute the ownership interest of existing stockholders.

In private placements conducted in November 2008, we issued Series A preferred stock convertible into 437,500 shares of our common stock, subject to adjustment, and a warrant to purchase 556,976 shares of our common stock, subject to adjustment. The conversion of some or all of the Series A preferred stock or the exercise of the warrant will dilute the ownership interest of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion or exercise could adversely affect prevailing market prices of our common stock. In addition, the existence of the Series A preferred stock or warrant may encourage short selling by market participants because the conversion of the Series A preferred stock or exercise of the warrant could depress the price of our common stock.

"Anti-takeover" provisions will make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to our equity holders.

Our charter presently contains certain provisions that may be deemed to be "anti-takeover" and "anti-greenmail" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of us by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. For example, currently, our charter provides that our Board of Directors may amend the charter, without stockholder approval, to increase or decrease the aggregate number of shares of our stock or the number of shares of any class that we have authority to issue. In addition, our charter provides for a classified Board, with each Board member serving a staggered three-year term. Directors may be removed only for cause and only with the approval of the holders of at least 75 percent of our common stock. The overall effects of the "anti-takeover" and "anti-greenmail" provisions may be to discourage, make more costly or more difficult, or prevent a future takeover offer, prevent stockholders from receiving a premium for their securities in a takeover offer, and enhance the possibility that a future bidder for control of us will be required to act through arms-length negotiation with our Board of Directors. These provisions may also have the effect of perpetuating incumbent management.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

HS constructed a building in Annapolis, Maryland that serves as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is also included in the building. Bancorp and the Bank lease their executive and administrative offices from HS. In addition, HS leases space to four unrelated companies and to a law firm in which the President of Bancorp and the Bank is a partner.

Bancorp has four retail branch locations in Anne Arundel County, Maryland, of which it owns three and leases the fourth from a third party. The lease expires July 2010, with the option to renew the lease for two additional five year terms. In addition, the Bank leases office space in Annapolis, Maryland from a third party. The lease expires January 2010, with the option to renew the lease for two additional five year terms. Subsequent to year end, management has renewed both leases.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which Bancorp, the Bank or any subsidiary is a party or to which any of their property is subject.

Item 4. Reserved

Item 4.1. Executive Officers of the Registrant that are not Directors

Thomas G. Bevivino, age 54, joined Bancorp in August 2004 as Controller, and has served as the Chief Financial Officer since July 1, 2005. He serves in the same capacity for the Bank. Mr. Bevivino was a financial consultant from 2002 until 2004, and served as Chief Financial Officer of Luminant Worldwide Corporation from 1999 until 2002.

Phillip V. Jones, Jr., age 58, joined Bancorp in July 2009 as Executive Vice President and Chief Operating Officer. He serves in the same capacity for the Bank. Mr. Jones served as Executive Vice President, National Commercial Real Estate for Sovereign Bank from 2003 to May 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of Bancorp is traded on the Nasdaq Capital Market under the symbol "SVBI". As of March 3, 2010, there were 1,443 stockholders of record of Bancorp's common stock.

Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, serves as the Transfer Agent and Registrar for Bancorp.

The following table sets forth the high and low sales prices per share of Bancorp's common stock for the periods indicated, as reported on the Nasdaq Capital Market:

Quarterly Stock Information

	2009				2008		
	Stock Price Range		Per Share		Stock Price Range		Per Share
Quarter	Low	High	Dividend	Quarter	Low	High	Dividend
1st	$2.83	$5.00	$.030	1st	$7.80	$12.00	$.060
2nd	2.63	4.75	.030	2nd	6.52	9.45	.060
3rd	2.10	3.94	.030	3rd	5.50	6.99	.060
4th	1.55	3.50	-	4th	3.70	6.54	.060

Dividend Policy

In November 2009, Bancorp and the Bank entered into supervisory agreements with the OTS, which require, among other things, that Bancorp and the Bank obtain prior OTS approval before any dividends or capital distributions can be made and that Bancorp obtain prior OTS approval before purchasing or redeeming shares of its stock. OTS regulations further limit the payment of dividends and other capital distributions by the Board.

Bancorp's main source of income is dividends from the Bank. As a result, Bancorp's dividends to its common shareholders will depend primarily upon OTS approval and receipt of dividends from the Bank.

Bancorp suspended its common stock dividend in the fourth quarter of 2009 to preserve its capital.

Bancorp's ability to declare a dividend on its common stock is also limited by the terms of Bancorp's Series A preferred stock and Series B preferred stock. Bancorp may not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, or make any guarantee payment with respect to its common stock in any quarter until the dividend on the Series A preferred stock has been declared and paid for such quarter, subject to certain minor exceptions. Additionally, prior to November 21, 2011, unless Bancorp has redeemed the Series B preferred stock or the Treasury Department has transferred the Series B preferred stock to a third party, Bancorp may not, without the consent of the Treasury (1) declare or pay any dividend or make any distribution on its common stock (other than regular quarterly cash dividends of not more than $0.06 per share) or (2) redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Letter Agreement with the Treasury Department.

Additionally, under the terms of Bancorp's 2035 Debentures, if (i) there has occurred and is continuing an event of default, (ii) Bancorp is in default with respect to payment of any obligations under the related guarantee or (iii) Bancorp has given notice of its election to defer payments of interest on the 2035 Debentures by extending the interest distribution period as provided in the indenture governing the 2035 Debentures and such period, or any extension thereof, has commenced and is continuing, then Bancorp may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock, including common stock.

Item 6. Selected Financial Data

For information concerning quarterly financial data for Bancorp, see Note 17 to the consolidated financial statements.

The following financial information is derived from the audited financial statements of Bancorp. The information is a summary and should be read in conjunction with Bancorp's audited financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Summary Financial and Other Data

	At December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands, except per share information)				
Balance Sheet Data					
Total assets	$ 967,788	$ 987,651	$ 962,234	$ 911,916	$ 849,774
Total loans, net	814,234	896,459	893,014	835,477	779,333
Investment securities held to maturity	8,031	1,345	2,383	7,271	8,290
Non-performing loans	60,808	54,795	7,700	5,927	1,693
Total non-performing assets	82,382	61,112	10,693	6,897	1,693
Deposits	710,329	683,866	652,773	626,524	594,893
Short-term borrowings	-	-	15,000	18,000	26,000
Long-term debt	125,000	153,000	175,000	155,000	132,000
Total liabilities	861,557	863,984	866,958	825,474	777,062
Stockholders' equity	106,231	123,667	95,276	86,442	72,712
Book value per common share *	$7.91	$9.64	$9.46	$8.59	$7.23
Common shares outstanding *	10,066,679	10,066,679	10,066,679	10,065,935	10,065,002
Other Data:					
Number of:					
Full service retail banking facilities	4	4	4	3	3
Full-time equivalent employees	118	106	118	121	111

* Retroactively adjusted to reflect a 10% stock dividend declared February 20, 2007 and a 10% stock dividend declared February 21, 2006.

Summary of Operations

	For the Year Ended December 31,				
	2009	2008	2007	2006	2005
	(dollars in thousands, except per share information)				
Interest income	$52,658	$62,472	$71,814	$70,175	$57,135
Interest expense	26,051	33,503	38,176	32,060	21,955
Net interest income	26,607	28,969	33,638	38,115	35,180
Provision for loan losses	31,402	7,481	2,462	1,561	1,570
Net interest income (loss) after provision for loan losses	(4,795)	21,488	31,176	36,554	33,610
Non-interest income	2,501	2,791	4,336	3,867	2,748
Non-interest expense	22,862	17,293	16,492	14,065	12,878
Income (loss) before income tax provision (benefit)	(25,156)	6,986	19,020	26,356	23,480
Provision for income taxes (benefit)	(9,928)	2,873	7,909	10,608	8,926
Net income (loss)	$(15,228)	$4,113	$11,111	$15,748	$14,554
Per Share Data:					
Basic earnings (loss) per share *	$(1.68)	$0.39	$1.10	$1.56	$1.45
Diluted earnings (loss) per share *	$(1.68)	$0.39	$1.10	$1.56	$1.45
Cash dividends declared per share*	$.09	$.24	$.24	$.22	$.20
Weighted number of shares outstanding basic *	10,066,679	10,066,679	10,066,283	10,065,289	10,065,002
Weighted number of shares outstanding diluted *	10,066,679	10,066,679	10,066,283	10,069,056	10,065,002

* Retroactively adjusted to reflect a 10% stock dividend declared February 20, 2007 and a 10% stock dividend declared February 21, 2006.

Key Operating Ratios

	For the Year Ended December 31,				
	2009	2008	2007	2006	2005
Performance Ratios:					
Return on average assets	(1.54%)	0.43%	1.19%	1.77%	1.84%
Return on average equity	(13.13%)	4.03%	12.09%	19.59%	21.85%
Dividend payout ratio	(5.36%)	61.54%	21.82%	13.95%	13.84%
Net interest margin	2.90%	3.16%	3.81%	4.50%	4.58%
Interest rate spread	2.64%	2.81%	3.45%	4.20%	4.32%
Non-interest expense to average assets	2.32%	1.79%	1.76%	1.58%	1.63%
Efficiency ratio*	61.77%	51.64%	42.82%	33.50%	33.95%
Asset Quality Ratios:					
Average equity to average assets	11.76%	10.55%	9.82%	9.02%	8.42%
Nonperforming assets to total assets at end of period	8.51%	6.19%	1.11%	0.76%	0.20%
Nonperforming loans to total gross loans at end of period	6.71%	5.63%	0.78%	0.62%	0.18%
Allowance for loan losses to net loans at end of period	4.24%	1.65%	1.21%	1.08%	0.96%
Allowance for loan losses to nonperforming loans at end of period	57.05%	27.03%	140.01%	152.29%	443.30%

* The efficiency ratio is general and administrative expenses as a percentage of net interest income plus non-interest income.

Average Balance Sheet

The following table contains for the periods indicated information regarding the total dollar amounts of interest income from interest-earning assets and the resulting average yields, the total dollar amount of interest expense on interest-bearing liabilities and the resulting average costs, net interest income, and the net yield on interest-earning assets.

	Year Ended December 31,								
	2009			2008			2007		
	Average Volume	Interest	Yield/Cost	Average Volume	Interest	Yield/Cost	Average Volume	Interest	Yield/Cost
				(dollars in thousands)					
ASSETS									
Loans (1)	$878,191	$52,520	5.98%	$893,030	$61,703	6.91%	$858,305	$70,275	8.19%
Investments (2)	3,416	41	1.20%	-	-	-	3,333	121	3.63%
Mortgage-backed securities	1,247	63	5.05%	1,363	74	5.43%	1,957	96	4.91%
Other interest-earning assets (3)	35,270	34	0.10%	23,063	695	3.01%	20,357	1,322	6.49%
Total interest-earning assets	918,124	52,658	5.74%	917,456	62,472	6.81%	883,952	71,814	8.12%
Non-interest earning assets	68,370			49,959			51,317		
Total Assets	$986,494			$967,415			$935,269		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Savings and checking deposits	$196,671	3,899	1.98%	$119,159	2,018	1.69%	$132,604	3,272	2.47%
Certificates of deposits	503,447	15,883	3.15%	552,689	23,932	4.33%	514,523	26,075	5.07%
Borrowings	140,639	6,269	4.46%	166,250	7,553	4.54%	170,417	8,829	5.18%
Total interest-bearing liabilities	840,757	26,051	3.10%	838,098	33,503	4.00%	817,544	38,176	4.67%
Non-interest bearing liabilities	29,753			27,234			25,836		
Stockholders' equity	115,984			102,083			91,889		
Total liabilities and stockholders' equity	$986,494			$967,415			$935,269		
Net interest income and Interest rate spread		$26,607	2.64%		$28,969	2.81%		$33,638	3.45%
Net interest margin			2.90%			3.16%			3.81%
Average interest-earning assets to average interest-bearing liabilities			109.20%			109.47%			108.12%

(1) Non-accrual loans are included in the average balances and in the computation of yields.

(2) Bancorp does not have any tax-exempt investment securities.

(3) Other interest earning assets include interest bearing deposits in other banks, federal funds, and FHLB stock investments.

Rate Volume Table

	Year ended December 31, 2009 vs. Year ended December 31, 2008			Year ended December 31, 2008 vs. Year ended December 31, 2007		
	Total	Changes Due to		Total	Changes Due to	
	Change	Volume (1)	Rate (1)	Change	Volume (1)	Rate (1)
	(dollars in thousands)					
Interest-earning assets						
Loans	$(9,183)	$(1,025)	$(8,158)	$(8,572)	$2,842	$(11,415)
Investments	41	41	-	(121)	(121)	-
Mortgage-backed securities	(11)	(6)	(5)	(22)	(29)	7
Other interest-earning assets	(661)	368	(1,029)	(627)	176	(803)
Total interest income	(9,814)	(622)	(9,192)	(9,342)	2,869	(12,211)
Interest-bearing liabilities						
Savings and checking deposits	1,881	1,313	568	(1,254)	(332)	(922)
Certificates of deposits	(8,049)	(2,132)	(5,917)	(2,143)	1,934	(4,077)
Borrowings	(1,284)	(1,164)	(120)	(1,276)	(216)	(1,060)
Total interest expense	(7,452)	(1,983)	(5,469)	(4,673)	1,386	(6,059)
Net change in net interest income	$(2,362)	$1,361	$(3,723)	$(4,669)	$1,483	$(6,152)

(1) Changes in interest income/expense not arising from volume or rate variances are allocated proportionately to rate and volume.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bancorp provides a wide range of retail and commercial banking services. Deposit services include checking, individual retirement accounts, money market, savings and time deposit accounts. Loan services include various types of commercial, consumer, and real estate lending. Bancorp also provides ATMs, corporate cash management services, debit cards, Internet banking including on-line bill pay, mortgage lending, safe deposit boxes, and telephone banking, among other products and services.

Management believes that Bancorp is beginning to experience modest improvement from the challenges it and many other financial institutions faced in 2008 and 2009 as a result of the economic recession. Those challenges, including increased loan delinquencies and a decrease in the demand for certain loan products including construction, development, and land acquisition loans, have begun to improve from the second and third quarter of 2009. However, continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the recession, including job losses and other factors, have continued to affect Bancorp's borrowers. This economic deterioration has caused loan delinquencies and impaired loans to increase from 2008. In addition, strong competition for new loans and deposits has caused the interest rate spread between Bancorp's cost of funds and what it earns on loans to decrease from 2008 levels. In addition, the decline in interest rate spread was caused by an increase in non-accrual loans in which interest income was not recorded, and to decreases in interest rates earned on loans outpacing the decreases in interest paid on deposits and other borrowings.

Bancorp's total loan portfolio has decreased from 2008, as well as its interest rate spread. In addition, Bancorp has experienced an increase in loan delinquencies, which resulted in the allowance for loan losses to increase from 2008. The decrease in net interest income and the increase in the allowance for loan losses, coupled with increased costs relating to foreclosures, have caused Bancorp to incur losses for 2009.

The Company expects to experience improvement in market conditions in 2010, as the effects of the recession continue to improve and as the employment environment in its market improves. However, if interest rates increase, demand for borrowing may remain low and the Company's interest rate spread could decrease. The Company will continue to manage loan and deposit pricing against the risks of rising costs of its deposits and borrowings. Interest rates are outside the control of Bancorp, so it must attempt to balance its pricing and duration of its loan portfolio against the risks of rising costs of its deposits and borrowings.

The continued success and attraction of Anne Arundel County, Maryland, and vicinity, will also be important to Bancorp's ability to originate and grow its mortgage loans and deposits, as will Bancorp's continued focus on maintaining a low overhead.

If the volatility in the market and the economy continues or worsens, our business, financial condition, results of operations, access to funds and the price of our stock could be materially and adversely impacted.

On November 23, 2009, Bancorp and the Bank each entered into a supervisory agreement with the OTS which primarily addressed the issues identified in the OTS' reports of examination of Bancorp's and the Bank's operations and financial condition in 2009. See "Item 1. Business – Supervisory Agreements" for more information.

Critical Accounting Policies

Bancorp's significant accounting policies and recent accounting pronouncements are set forth in Note 1 of the consolidated financial statements for the year ended December 31, 2009 which are set forth on pages F-1 through F-35. Of these significant accounting policies, Bancorp considers the policies regarding the allowance for loan losses and valuation of foreclosed real estate to be its most critical accounting policies, given the uncertainty in evaluating the level of the allowance required to cover credit losses inherent in the loan portfolio and the material effect that such judgments can have on the results of operations. In addition, changes in economic conditions can have a significant impact on real estate values of underlying collateral affecting the allowance for loan losses and therefore the provision for loan losses and results of operations as well as the valuation of foreclosed real estate. Bancorp has developed policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. Bancorp's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

Financial Condition

Total assets decreased by $19,863,000, or 2.0%, at December 31, 2009 to $967,788,000, compared to $987,651,000 at December 31, 2008. The following discusses the material changes between the December 31, 2009 and 2008 statements of financial condition.

Cash

Cash and cash equivalents increased by $19,096,000, or 59.1%, at December 31, 2009 to $51,401,000, compared to $32,305,000 at December 31, 2008. This increase was primarily due to management's decision to increase liquidity primarily through increasing customer deposits through various incentive programs and new products.

Loans

Loans Held For Sale. Loans held for sale increased by $4,392,000, or 969.5% at December 31, 2009 to $4,845,000, compared to $453,000 at December 31, 2008. This increase was primarily due to the resurgence in loans sold on the secondary market, and the timing of loans pending sale at year-end.

Loans Receivable. Total net portfolio loans receivable decreased by $81,772,000, or 9.1% at December 31, 2009, to $814,234,000, compared to $896,006,000 at December 31, 2008. The decrease in the loan portfolio was a result of decreased loan demand from the economic slowdown, and an increase in foreclosed loans. In addition, the allowance for loan losses increased by $19,880,000, or 134.2%, at December 31, 2009 to $34,693,000, compared to $14,813,000 at December 31, 2008. This increase was the result of management's decision to increase the reserve due to the increase in loan delinquencies experienced in 2009.

Foreclosed Real Estate. Foreclosed real estate increased by $15,257,000, or 241.5%, at December 31, 2009 to $21,574,000, compared to $6,317,000 at December 31, 2008. This increase was primarily due to the increase in loan foreclosures in 2009 due to the economic recession.

Premises and Equipment

Premises and equipment decreased by $1,163,000, or 3.8%, at December 31, 2009 to $29,104,000, compared to $30,267,000 at December 31, 2008. This decrease was primarily due to the annual depreciation of the premises and equipment with minimal new fixed assets added throughout 2009.

Other Assets

Other assets increased by $17,726,000, or 144.5%, at December 31, 2009 to $29,990,000, compared to $12,264,000 at December 31, 2008. This increase was primarily due to an increase in deferred income taxes of $9,194,000, prepaid FDIC insurance premiums of $5,456,000 and income taxes receivable of $3,029,000 in 2009.

Liabilities

Deposits. Total deposits increased by $26,463,000, or 3.9%, at December 31, 2009 to $710,329,000, compared to $683,866,000 at December 31, 2008. This increase was primarily attributable to Bancorp's expanded deposit products and its desire to maintain its competitive edge in the community. This resulted in growth in savings accounts and money market accounts partially offset by a decrease in certificates of deposits. The net increase in deposits was primarily used to repay FHLB-Atlanta advances and increase liquidity.

FHLB-Atlanta Advances. FHLB-Atlanta advances decreased $28,000,000, or 18.3%, at December 31, 2009 to $125,000,000, compared to $153,000,000 at December 31, 2008. This decrease was the result of management's decision to repay advances from funds received from increased deposits, as well as proceeds from payoffs of loans.

Junior Subordinated Debt Securities Due 2035. As of December 31, 2009, Bancorp had outstanding approximately $20.6 million principal amount of Junior Subordinated Debt Securities Due 2035 (the "2035

Debentures"). The 2035 Debentures were issued pursuant to an Indenture dated as of December 17, 2004 (the "2035 Indenture") between Bancorp and Wells Fargo Bank, National Association as Trustee. The 2035 Debentures pay interest quarterly at a floating rate of interest of 3-month LIBOR (0.28% December 31, 2009) plus 200 basis points, and mature on January 7, 2035. Payments of principal, interest, premium and other amounts under the 2035 Debentures are subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of Bancorp, as defined in the 2035 Indenture. The 2035 Debentures are first redeemable, in whole or in part, by Bancorp on January 7, 2010.

The 2035 Debentures were issued and sold to Severn Capital Trust I (the "Trust"), of which 100% of the common equity is owned by Bancorp. The Trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable Capital Securities ("Capital Securities") to third-party investors and using the proceeds from the sale of such Capital Securities to purchase the 2035 Debentures. The 2035 Debentures held by the Trust are the sole assets of the Trust. Distributions on the Capital Securities issued by the Trust are payable quarterly at a rate per annum equal to the interest rate being earned by the Trust on the 2035 Debentures. The Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the 2035 Debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the Capital Securities subject to the terms of the guarantee.

Subordinated Notes and Series A Preferred Stock. On November 15, 2008, Bancorp completed a private placement offering consisting of a total of 70 units, at an offering price of $100,000 per unit, for gross proceeds of $7,000,000. Each unit consists of 6,250 shares of Bancorp's Series A 8.0% Non-Cumulative Convertible Preferred Stock and Bancorp's Subordinated Note in the original principal amount of $50,000. The Subordinated Notes earn interest at an annual rate of 8.0%, payable quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. The Subordinated Notes are redeemable in whole or in part at the option of Bancorp at any time beginning on December 31, 2009 until maturity, which is December 31, 2018.

Troubled Asset Relief Program. On November 21, 2008, Bancorp closed on an agreement with the United States Department of the Treasury ("Treasury"), pursuant to which Bancorp issued and sold (i) 23,393 shares of its Series B Fixed Rate Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference $1,000 per share, (the "Series B Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 556,976 shares of Bancorp's common stock, par value $0.01 per share, for an aggregate purchase price of $23,393,000.

The Series B Preferred Stock qualifies as Tier 1 capital and will pay cumulative compounding dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series B Preferred Stock may be redeemed by Bancorp after three years. Prior to the end of three years, the Series B Preferred Stock may not be redeemed by Bancorp except with proceeds from one or more Qualified Equity Offerings, as defined in the Purchase Agreement.

The Series B Preferred Stock has no maturity date and ranks pari passu with Bancorp's existing Series A Preferred Stock, in terms of dividend payments and distributions upon liquidation, dissolution and winding up of Bancorp.

The Series B Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Series B Preferred Stock. If dividends on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether consecutive or not, Bancorp's authorized number of directors will be automatically increased by two and the holders of the Series B Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect those directors at Bancorp's next annual meeting of stockholders or at a special meeting of stockholders called for that purpose. These preferred share directors will be elected annually and serve until all accrued and unpaid dividends on the Series B Preferred Stock have been paid.

The Warrant has a 10-year term and is immediately exercisable at an exercise price of $6.30 per share of Common Stock. The exercise price and number of shares subject to the Warrant are both subject to anti-dilution adjustments. Pursuant to the Purchase Agreement, Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

Off-Balance Sheet Arrangements. Bancorp has certain outstanding commitments and obligations that could impact Bancorp's financial condition, liquidity, revenues or expenses. These commitments and obligations include standby letters of credit, home equity lines of credit, loan commitments, lines of credit, and loans sold and serviced with limited repurchase provisions.

Standby letters of credit, which are obligations of Bancorp to guarantee performance of borrowers to governmental entities, decreased $1,248,000, or 9.5%, as of December 31, 2009 to $11,935,000, compared to $13,183,000 as of December 31, 2008. In 2009, Bancorp experienced a decrease in demand from its borrowers for letter of credit requirements.

Unadvanced construction loans decreased $9,845,000, or 17.0%, as of December 31, 2009 to $48,095,000, compared to $57,940,000 as of December 31, 2008. This decrease was primarily the result of increased funding of existing construction loan obligations in addition to a decrease in new construction loan originations.

Home equity lines of credit decreased $4,294,000, or 18.4%, as of December 31, 2009 to $19,005,000, compared to $23,299,000 as of December 31, 2008. This decrease was primarily due to less customer demand for home equity loans in 2009 as a result of the recession. Home equity lines of credit allow the borrowers to draw funds up to a specified loan amount, from time to time. Bancorp's management believes it has sufficient liquidity resources to have the funding available as these borrowers draw on these loans.

Loan commitments decreased $6,751,000, or 84.8%, as of December 31, 2009 to $1,211,000, compared to $7,962,000 as of December 31, 2008. This decrease was a result of less loan demand and the timing of loan commitments booked at year end. Loan commitments are obligations of Bancorp to provide loans, and such commitments are made in the usual course of business.

Lines of credit, which are obligations of Bancorp to fund loans made to certain borrowers, decreased $14,660,000, or 38.6%, to $23,356,000 as of December 31, 2009, compared to $38,016,000 as of December 31, 2008. The decrease was a result of less demand for this type of loan product during 2009. Bancorp's management believes it has sufficient liquidity resources to have the funding available as these borrowers draw on these loans.

Loans sold and serviced with limited repurchase provisions increased $15,873,000, or 3,362.9%, as of December 31, 2009 to $16,345,000, compared to $472,000 as of December 31, 2008. This increase was the result of a higher volume of loans sold in the secondary market in 2009 as management increased its focus in this area.

Bancorp uses the same credit policies in making commitments and conditional obligations as it does for its on-balance sheet instruments.

Comparison of Results of Operations for the Years Ended December 31, 2009 and 2008.

General. Bancorp's net loss for the year ended December 31, 2009 was $(15,228,000), or $(1.68) per share diluted. This is compared to net income of $4,113,000, or $0.39 per share diluted in 2008. This decrease of $19,341,000, or 470.2%, was primarily the result of the challenges Bancorp faced in 2009 as a result of the economic recession, including an increase in the provision for loan losses, a compression of its interest rate spread in 2009, and an increase in costs relating to loan foreclosures.

Net Interest Income. Net interest income (interest earned net of interest charges) decreased $2,362,000, or 8.2%, to $26,607,000 for the year ended December 31, 2009, compared to $28,969,000 for the year ended December 31, 2008. This decrease was primarily due to a decrease in Bancorp's interest rate spread and to a decrease in its loan portfolio. Bancorp's interest rate spread decreased by 0.17% to 2.64% for the year ended December 31, 2009, compared to 2.81% for the year ended December 31, 2008. This decrease was the result of interest rates earned on Bancorp's loan portfolio decreasing faster than the decrease in interest rates paid on Bancorp's interest bearing liabilities. In addition, Bancorp's non-accrual loans increased from $54,795,000 at December 31, 2008 to $60,808,000 at December 31, 2009. Bancorp discontinues the accrual of interest on all non-accrual loans, at which time all previously accrued but uncollected interest is deducted from income. This resulted in $3,317,000 of interest income not recorded on these loans. Bancorp is uncertain whether it will be able to reduce the interest rate paid on its interest bearing liabilities by attracting lower cost deposits, due to the general expectation of continued increased competition for deposit accounts.

Provision for Loan Losses. The Bank's loan portfolio is subject to varying degrees of credit risk and an allowance for loan losses is maintained to absorb losses inherent in its loan portfolio. Credit risk includes, but is not limited to, the potential for borrower default and the failure of collateral to be worth what the Bank determined it was worth at the time of the granting of the loan. The Bank monitors its loan portfolio loan delinquencies at least as often as monthly. All loans that are delinquent and all loans within the various categories of the Bank's portfolio as a group are evaluated. The Bank's Board, with the advice and recommendation of the Bank's loss mitigation committee, estimates an allowance to be set aside for loan losses. Included in determining the calculation are such factors as historical losses for each loan portfolio, current market value of the loan's underlying collateral, inherent risk contained within the portfolio after considering the state of the general economy, economic trends, consideration of particular risks inherent in different kinds of lending and consideration of known information that may affect loan collectibility. An increase in the loan loss provision from the beginning of the year to the end of a year is the result after an analysis of the aforementioned factors and applying that rationale to the total portfolio.

The total allowance for loan losses increased $19,880,000, or 134.2%, to $34,693,000 as of December 31, 2009, compared to $14,813,000 as of December 31, 2008. The increase was a result of the 2009 addition to the allowance partially offset by charge offs incurred. During the year ended December 31, 2009, the provision for loan losses was $31,402,000 compared to $7,481,000 for the year ended December 31, 2008. This increase of $23,921,000, or 319.8%, was a result of an increase in loan delinquencies, increased charge-offs, and management's determination that adding to the provision for loan losses was appropriate for the level of inherent risk in its portfolio as compared to the year ended December 31, 2008.

Management believes that Bancorp is beginning to experience improvement in the challenges faced by many financial institutions resulting from the slowdown in the economy and real estate markets, including increased loan delinquencies. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses and other factors, have adversely affected Bancorp's borrowers. This economic deterioration has caused loan delinquencies and impaired loans to increase. Bancorp expects loan delinquencies and impaired loans to remain high then begin to decrease throughout 2010.

Other Income and Non Interest Expenses. Revenues from mortgage banking activities decreased $23,000, or 6.8%, to $316,000 for the year ended December 31, 2009, compared to $339,000 for the year ended December 31, 2008. This decrease was primarily a result of the continued slowdown in loan demand in 2009 partially offset by management's increased focus on attracting loans to be sold in the secondary market.

Real estate commissions decreased $345,000, or 33.3%, to $690,000 for the year ended December 31, 2009, compared to $1,035,000 for the year ended December 31, 2008. This decrease was primarily the result of a decrease in commercial sales and leasing in 2009 compared to 2008. Real estate management fees increased $13,000, or 2.0%, to $677,000 for the year ended December 31, 2009, compared to $664,000 for the year ended December 31, 2008. This increase was primarily due to increased fees charged in 2009.

Other non-interest income increased $65,000, or 8.6%, to $818,000 for the year ended December 31, 2009, compared to $753,000 for the year ended December 31, 2008. This increase was primarily due to higher credit report fees, partially offset by lower letter of credit fees.

Compensation and related expenses increased $260,000, or 2.9%, to $9,377,000 for the year ended December 31, 2009, compared to $9,117,000 for the year ended December 31, 2008. This increase was primarily the result of a higher number of employees in 2009 compared to 2008. As of December 31, 2009, Bancorp had 118 full-time equivalent employees compared to 106 at December 31, 2008.

Occupancy expense decreased $275,000, or 16.8%, to $1,365,000 for the year ended December 31, 2009, compared to $1,640,000 for the year ended December 31, 2008. This decrease was primarily due to lower maintenance costs incurred at Bancorp's headquarters.

Foreclosed real estate expenses, net increased $3,991,000, or 447.4%, to $4,883,000 for the year ended December 31, 2009, compared to $892,000 for the year ended December 31, 2008. This increase was primarily due to an increase in foreclosed real estate, write downs taken on foreclosed property and expenses associated with the maintaining foreclosed property.

Legal fees increased $284,000, or 39.6%, to $1,003,000 for the year ended December 31, 2009, compared to $719,000 for the year ended December 31, 2008. This increase was primarily due to an increase in fees associated with loan foreclosures and collections.

The FDIC assessment increased $1,430,000, or 197.0%, to $2,156,000 for the year ended December 31, 2009, compared to $726,000 for the year ended December 31, 2008. This increase was primarily the result of increased premiums charged by the FDIC in 2009 for the change in the maximum amount of FDIC deposit insurance from $100,000 per account to $250,000 per account, and to replenish the FDIC for an increased number of bank failures in 2009.

Other non-interest expense decreased $121,000, or 2.9%, to $4,078,000 for the year ended December 31, 2009, compared to $4,199,000 for the year ended December 31, 2008. This decrease was primarily the result of a $260,000 charge relating to an external wire fraud scheme that occurred in 2008.

Income Taxes. Income taxes decreased $12,801,000, to an income tax benefit of $9,928,000 compared to income tax expense of $2,873,000 for the year ended December 31, 2008. The effective tax rate for the years ended December 31, 2009 and 2008 was (39.5) % and 41.1%, respectively.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

General. Bancorp's net income for the year ended December 31, 2008 was $4,113,000, or $0.39 per share diluted. This is compared to $11,111,000, or $1.10 per share diluted in 2007. This decrease of $6,998,000, or 63.0%, was primarily the result of Bancorp experiencing similar challenges caused by the slowdown in the overall economy, including increased loan delinquencies and a compression of its interest rate margin, as well as increased foreclosure related costs.

Net Interest Income. Net interest income (interest earned net of interest charges) decreased $4,669,000, or 13.9%, to $28,969,000 for the year ended December 31, 2008, compared to $33,638,000 for the year ended December 31, 2007. This decrease was primarily due to a decrease in Bancorp's interest rate spread partially offset by an increase in its loan portfolio. Bancorp's interest rate spread decreased by 0.64% to 2.81% for the year ended December 31, 2008, compared to 3.45% for the year ended December 31, 2007. This decrease was the result of interest rates earned on Bancorp's loan portfolio decreasing faster than the decrease in interest rates paid on Bancorp's interest bearing liabilities. In addition, Bancorp's non-accrual loans increased from $7,700,000 at December 31, 2007 to $54,795,000 at December 31, 2008. Bancorp discontinues the accrual of interest on all non-accrual loans, at which time all previously accrued but uncollected interest is deducted from income. This resulted in $2,385,000 of interest income not recorded on these loans.

Provision for Loan Losses. The total allowance for loan losses increased $4,032,000, or 37.4% to $14,813,000 as of December 31, 2008, compared to $10,781,000 as of December 31, 2007. This increase was a result of the current year's addition to the allowance partially offset by charge offs incurred. During the year ended December 31, 2008, the provision for loan losses was $7,481,000 compared to $2,462,000 for the year ended December 31, 2007. This increase of $5,091,000 or 206.8% was a result of an increase in loan delinquencies, an increase in the loan portfolio, and management's determination that adding to the provision for loan losses was appropriate for the level of inherent risk in its portfolio as compared to the year ended December 31, 2007.

Other Income and Non Interest Expenses. Revenues from mortgage banking activities decreased $236,000, or 41.0% to $339,000 for the year ended December 31, 2008, compared to $575,000 for the year ended December 31, 2007. This net decrease was primarily the result of a $71,000 increase in gain on sale of loans, offset by a decrease in mortgage processing and servicing fees of $307,000 for the year ended December 31, 2008 compared to the year ended December 31, 2007. This decrease was attributable to a general slowdown in loan activity, which resulted in fewer loans sold on the secondary market, but at higher gains during 2008 and less mortgage processing and servicing released fees during 2008.

Real estate commissions decreased $1,416,000, or 57.8% to $1,035,000 for the year ended December 31, 2008, compared to $2,451,000 for the year ended December 31, 2007. This decrease was primarily the result of commissions earned on large settlements that took place during 2007. Real estate management fees increased $11,000, or 1.7% to $664,000 for the year ended December 31, 2008, compared to $653,000 for the year ended December 31, 2007. This increase was primarily due to increased fees charged in 2008.

Other non-interest income increased $96,000, or 14.6% to $753,000 for the year ended December 31, 2008, compared to $657,000 for the year ended December 31, 2007. This increase was primarily due to higher letters of credit fees.

Compensation and related expenses decreased $1,953,000, or 17.6% to $9,117,000 for the year ended December 31, 2008, compared to $11,070,000 for the year ended December 31, 2007. This decrease was primarily the result of lower commissions paid on lower loan originations and lower health care costs paid by Bancorp and employee attrition, partially offset by salary rate increases. As of December 31, 2008, Bancorp had 106 full-time equivalent employees compared to 118 at December 31, 2007.

Occupancy decreased $56,000, or 3.3% to $1,640,000 for the year ended December 31, 2008, compared to $1,696,000 for the year ended December 31, 2007. This decrease was primarily due to lower maintenance costs incurred at Bancorp's headquarters.

Foreclosed real estate expenses, net increased $661,000, or 286.1% to $892,000 for the year ended December 31, 2008, compared to $231,000 for the year ended December 31, 2007. This increase was primarily due to an increase in foreclosed real estate, write downs taken on foreclosed property and expenses associated with the property.

Legal fees increased $378,000, or 110.9% to $719,000 for the year ended December 31, 2008, compared to $341,000 for the year ended December 31, 2007. This increase was primarily due to an increase in fees associated with loan foreclosures and collections.

Other non-interest expense increased $1,771,000, or 56.2% to $4,925,000 for the year ended December 31, 2008, compared to $3,154,000 for the year ended December 31, 2007. This increase was primarily the result of a $260,000 charge relating to an external wire fraud scheme that occurred in 2008, a $323,000 increase in credit report and appraisal fees and a $434,000 increase in assessment to the DIF for the year ended December 31, 2008, compared to the year ended December 31, 2007.

Income Taxes. Income taxes decreased $5,036,000, or 63.7% to $2,873,000 for the year ended December 31, 2008, compared to $7,909,000 for the year ended December 31, 2007 due to lower pretax income. The effective tax rate for the years ended December 31, 2008 and 2007 was 41.1% and 41.6%, respectively.

Liquidity and Capital Resources

In 2009, Bancorp's sources of liquidity were loan repayments, maturing investments, deposits, borrowed funds, and the sale of loans. Bancorp considers core deposits stable funding sources and includes all deposits, except time deposits of $100,000 or more. At December 31, 2009, core deposits equaled 71% of total deposits. The Bank's experience has been that a substantial portion of certificates of deposit renew at time of maturity and remain on deposit with the Bank. Additionally, loan payments, maturities, deposit growth and earnings contributed to Bancorp's flow of funds.

In addition to its ability to generate deposits, Bancorp has external sources of funds, which may be drawn upon when desired. The primary source of external liquidity is an available line of credit with the FHLB-Atlanta. The Bank's credit availability under the FHLB of Atlanta's credit availability program was $297,140,000 at December 31, 2009, of which $125,000,000 was outstanding. Effective January 15, 2010, the FHLB of Atlanta reduced the Bank's credit availability from 30% to 20% of total assets. This change reduced the Bank's credit availability to $198,090,000 less outstanding advances of $125,000,000.

The maturities of these long-term advances at December 31, 2009 were as follows (dollars in thousands):

Rate	Amount	Maturity
5.000%	$ 10,000	2010
-%	-	2011
-%	-	2012
-%	-	2013
2.940% to 4.210%	25,000	2014
2.580% to 4.340%	90,000	Thereafter
	$125,000	

As of December 31, 2009, Bancorp had outstanding an aggregate of $24,119,000 principal amount of subordinated debt, consisting of the 2035 Debentures and the Subordinated Notes. The 2035 Debentures total $20,619,000, pay interest quarterly at a floating rate of interest of 3-month LIBOR (0.28% December 31, 2009) plus 200 basis points, and mature on January 7, 2035. The Subordinated Notes total $3,500,000 and pay interest at an annual rate of 8.0%, payable quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. The Subordinated Notes are redeemable in whole or in part at the option of Bancorp at any time beginning on December 31, 2009 until maturity, which is December 31, 2018. As of December 31, 2009, Bancorp had $1,211,000 outstanding in loan commitments, and unadvanced construction commitments of $48,095,000 which Bancorp expects to fund from the sources of liquidity described above. These amounts do not include undisbursed lines of credit, home equity lines of credit and standby letters of credit, in the aggregate amount of $54,296,000 at December 31, 2009, which Bancorp anticipates it will be able to fund, if required, from these liquidity sources in the regular course of business.

In addition to the foregoing, the payment of dividends is a use of cash, but is not expected to have a material effect on liquidity. As of December 31, 2009, Bancorp had no material commitments for capital expenditures.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Management believes, as of December 31, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

We anticipate that our primary sources of liquidity in fiscal 2010 will be from loan repayments, maturing investments, deposits, borrowed funds, and the sale of loans. We believe that these sources of liquidity will be enough for Bancorp to meet its liquidity needs over the next twelve months. Cash generated from these liquidity sources may be affected by a number of factors. See "Risk Factors" for a discussion of the factors that can negatively impact the amount of cash we could receive.

Contractual Obligations

The following table contains, for the periods indicated, information regarding the financial obligations owing by Bancorp under contractual obligations.

	Payments due by period (dollars in thousands)				
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term borrowings	$125,000	$10,000	$-	$25,000	$90,000
Subordinated debentures	24,119	-	-	-	24,119
Operating lease obligations	513	95	285	133	-
Certificates of Deposit	447,889	337,902	91,470	18,517	-
Total	$597,521	$347,997	$91,755	$43,650	$114,119

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Qualitative Information About Market Risk. The principal objective of Bancorp's interest rate risk management is to evaluate the interest rate risk included in balance sheet accounts, determine the level of risks appropriate given Bancorp's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with Bancorp's interest rate risk management policy. Through this management, Bancorp seeks to reduce the vulnerability of its operations to changes in interest rates. The Board of Directors of Bancorp is responsible for reviewing assets/liability policies and interest rate risk position. The Board of Directors reviews the interest rate risk position on a quarterly basis and, in connection with this review, evaluates Bancorp's business activities and strategies, the effect of those strategies on Bancorp's net interest margin and the effect that changes in interest rates will have on Bancorp's loan portfolio. While continuous movement of interest rates is certain, the extent and timing of these movements is not always predictable. Any movement in interest rates has an effect on Bancorp's profitability. Bancorp faces the risk that rising interest rates could cause the cost of interest bearing liabilities, such as deposits and borrowings, to rise faster than the yield on interest earning assets, such as loans and investments. Bancorp's interest rate spread and interest rate margin may be negatively impacted in a declining interest rate environment even though Bancorp generally borrows at short-term interest rates and lends at longer-term interest rates. This is because loans and other interest earning assets may be prepaid and replaced with lower yielding assets before the supporting interest bearing liabilities reprice downward. Bancorp's interest rate margin may also be negatively impacted in a flat or inverse-yield curve environment. Mortgage origination activity tends to increase when interest rates trend lower and decrease when interest rates rise.

Bancorp's primary strategy to control interest rate risk is to sell substantially all long-term fixed-rate loans in the secondary market. To further control interest rate risk related to its loan portfolio, Bancorp originates a substantial amount of construction loans that typically have terms of one year or less. The turnover in construction loan portfolio assists Bancorp in maintaining a reasonable level of interest rate risk.

Quantitative Information About Market Risk. The primary market risk facing Bancorp is interest rate risk. From an enterprise prospective, Bancorp manages this risk by striving to balance its loan origination activities with the interest rate market. Bancorp attempts to maintain a substantial portion of its loan portfolio in short-term loans such as construction loans. This has proven to be an effective hedge against rapid increases in interest rates as the construction loan portfolio reprices rapidly.

The matching of maturity or repricing of interest earning assets and interest bearing liabilities may be analyzed by examining the extent to which these assets and liabilities are interest rate sensitive and by monitoring the Bank's interest rate sensitivity gap. An interest earning asset or interest bearing liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. The difference between rate sensitive assets and rate sensitive liabilities represents the Bank's interest sensitivity gap.

Exposure to interest rate risk is actively monitored by Bancorp's management. Its objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. Bancorp uses the OTS Net Portfolio Value ("NPV") model to monitor its exposure to interest rate risk, which calculates changes in NPV. The following table represents Bancorp's NPV at December 31, 2009. The NPV was calculated by the OTS, based upon information provided to the OTS.

INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE (NPV)

		Net Portfolio Value		NPV as % of PV of Assets	
Change In Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
		(dollars are in thousands)			
+300bp	145,138	(8,445)	(5%)	14.75%	(41bp)
+200bp	150,863	(2,720)	(2%)	15.16%	(1bp)
+100bp	153,240	(343)	0%	15.25%	9bp
+50bp	153,825	242	0%	15.25%	8bp
0bp	153,583			15.17%	
-50bp	154,267	684	0%	15.18%	1bp
-100bp	153,941	358	0%	15.11%	(6bp)

The above table suggests that if interest rates rise 100 bps, Bancorp's interest sensitive assets would decline in value by $343,000.

Item 8. Financial Statements and Supplementary Data

Financial statements and supplementary data are included herein at pages F-1 through F-35.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A(T). Controls and Procedures

Under the supervision and with the participation of Bancorp's management, including its Chief Executive Officer and Chief Financial Officer, Bancorp has evaluated the effectiveness of its disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)) as of December 31, 2009. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the period covered by this report, Bancorp's disclosure controls and procedures were effective in reaching a reasonable level of assurance that (i) information required to be disclosed by Bancorp in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) information required to be disclosed by Bancorp in its reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Bancorp's management, with the participation of its Chief Executive Officer and Chief Financial Officer, also conducted an evaluation of Bancorp's internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), to determine whether any changes occurred during the quarter ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, Bancorp's internal control over financial reporting. Based on that evaluation, there were no such changes during the quarter ended December 31, 2009.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Bancorp have been detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Severn Bancorp, Inc. ("Bancorp") is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles, and as such, include some amounts that are based on management's best estimates and judgments.

Bancorp's management is responsible for establishing and maintaining effective internal control over financial reporting. The system of internal control over financial reporting, as it relates to the consolidated financial statements, is evaluated for effectiveness by management and tested for reliability through a program of internal audits and management testing and review. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of Bancorp's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on its assessment, management concluded that as of December 31, 2009, Bancorp's internal control over financial reporting is effective and meets the criteria of the *Internal Control – Integrated Framework.*

This annual report does not include an attestation report of Bancorp's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Bancorp's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit Bancorp to provide only management's report in this annual report.

/s/ Alan J. Hyatt	/s/ Thomas G. Bevivino
Alan J. Hyatt	Thomas G. Bevivino
President and Chief Executive Officer	Principal Financial Officer

Item 9B. Other Information

Bancorp does not have any employees. The executive officers of Bancorp are employees at-will of the Bank. The Board of Directors of the Bank has a Compensation Committee, which determines the compensation of the executive officers of Bancorp. Annually, the Compensation Committee of the Bank's Board of Directors evaluates profiles of comparable financial institutions to assure that the compensation to its executive officers is comparable to its peer group. Other factors used by the Compensation Committee in determining compensation for its executive officers include an assessment of the overall financial condition of the Bank, including an analysis of the Bank's asset quality, interest rate risk exposure, capital position, net income and consistency of earnings. The Bank's return on average assets and return on equity is considered and compared to its peer group. The complexity of the activities of the executive officers are considered, and intangible items are considered such as the reputation and general standing of the Bank within the community and the likelihood of continuing successful and profitable results.

Based on the considerations set forth above, at its meeting on November 16, 2009, the Compensation Committee did not approve bonuses for the Bank's executive officers for fiscal year 2009. In addition, the Compensation Committee, at its meeting on November 16, 2009, decided to not change the annual base salaries of the Bank's executive officers for fiscal year 2010. Those salaries are as follows: Alan J. Hyatt, $338,000; Phillip V. Jones, Jr., $215,000; and Thomas G. Bevivino, $188,000.

On November 23, 2009, Bancorp and the Bank each entered into a supervisory agreement with the OTS, which primarily addressed issues identified in the OTS' reports of examination of Bancorp's and the Bank's operations and financial condition conducted in 2009. The information under the heading "Item 1.Business – Supervisory Agreements" is incorporated here by reference.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Reference is made to the section captioned "Discussion of Proposals Recommended by the Board - Proposal 1: Election of Directors" in Bancorp's Proxy Statement relating to the 2010 Annual Stockholders Meeting ("Proxy Statement"), and the information contained in item 4.1 of this Form 10-K, for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Stock Ownership" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Bancorp has adopted a code of ethics that applies to its employees, including its chief executive officer, chief financial officer, and persons performing similar functions and directors. A copy of the code of ethics is filed as an exhibit to Bancorp's Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission on March 25, 2004.

Item 11. Executive Compensation

Reference is made to the section captioned "Executive and Director Compensation" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to the section captioned "Stock Ownership," and "Executive and Director Compensation" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference. The following table provides certain information as of December 31, 2009 with respect to Bancorp's equity based compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plan approved by security holders	110,715	$15.88	510,285
Equity compensation plans not approved by security holders	-	-	-
Total	110,715	$15.88	510,285

Item 13. Certain Relationships and Related Transactions, and Director Independence

Reference is made to the sections captioned "Executive and Director Compensation - Compensation Committee Interlocks and Insider Participation," and "Executive and Director Compensation - Certain Transactions With Related Persons" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Director Independence" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Item 14. Principal Accounting Fees and Services

Reference is made to the section captioned "Discussion of Proposals Recommended by the Board – Proposal 2: Ratification of Appointment of Independent Auditor - Relationship with Independent Auditor" and "Policy on Audit and Examining Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following consolidated financial statements of Bancorp and its wholly owned subsidiaries are filed as part of this report:

1. Financial Statements
   - Report of ParenteBeard LLC, independent registered public accounting firm.
   - Consolidated statements of financial condition at December 31, 2009 and December 31, 2008
   - Consolidated statements of operations for the years ended December 31, 2009, 2008, and 2007
   - Consolidated statements of cash flows for the years ended December 31, 2009, 2008, and 2007
   - Consolidated statements of stockholders' equity for the years ended December 31, 2009, 2008 and 2007
   - Notes to consolidated financial statements

2. Financial Statement Schedules
   All financial statement schedules have been omitted, as required information is either inapplicable or included in the consolidated financial statements or related notes.

3. Exhibits
   The following exhibits are filed as part of this report:

Exhibit No.	**Description of Exhibit**
3.1	Articles of Incorporation of Severn Bancorp, Inc., as amended (1)
3.2	Bylaws of Severn Bancorp, Inc., as amended (2)
4.1	Warrant for Purchase of Shares of Common Stock (3)
10.1+	Description of Compensation of Directors and Officers
10.2+	Stock Option Plan (4)
10.3+	Employee Stock Ownership Plan (5)
10.4+	Form of Common Stock Option Agreement (6)
10.5+	2008 Equity Incentive Plan (7)
10.6	Form of Subscription Agreement (8)
10.7	Form of Subordinated Note (8)
10.8	Purchase Agreement, dated November 21, 2008, between Bancorp and the United States Department of the Treasury (3)
10.9	Supervisory Agreement dated November 23, 2009 between Severn Savings Bank, FSB and the OTS
10.10	Supervisory Agreement dated November 23, 2009 between Severn Bancorp, Inc. and the OTS
14	Code of Ethics (9)
21.1	Subsidiaries of Severn Bancorp, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of CEO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of CFO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32	Certification of CEO and CFO pursuant to Section 906 of Sarbanes-Oxley Act of 2002
99.1	31 C.F.R. § 30.15 Certification of Principal Executive Officer
99.2	31 C.F.R. § 30.15 Certification of Principal Financial Officer

+ Denotes management contract, compensatory plan or arrangement.

[1] Incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2008 and filed with the Securities and Exchange Commission on March 11, 2009.

[2] Incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2007 and filed with Securities and Exchange Commission on March 12, 2008.

[3] Incorporated by reference from Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2008.

[4] Incorporated by reference from Bancorp's Annual Report on Form 10-K filed for fiscal year ended December 31, 2004 and with the Securities and Exchange Commission on March 21, 2005.

[5] Incorporated by reference from Bancorp's Registration Statement on Form 10 filed with the Securities and Exchange Commission on June 7, 2002.

[6] Incorporated by reference from Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2006.

[7] Incorporated by reference from Bancorp's 2008 Proxy Statement filed with Securities and Exchange Commission on March 12, 2008.

[8] Incorporated by reference from Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2008.

[9] Incorporated by reference from Bancorp's Annual Report on Form 10-K for fiscal year ended December 31, 2003 and filed with the Securities and Exchange Commission on March 25, 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEVERN BANCORP, INC.

March 15, 2010

/s/ Alan J. Hyatt
Alan J. Hyatt
Chairman of the Board, President,
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 15, 2010	/s/ Alan J. Hyatt Alan J. Hyatt Chairman of the Board, President, Chief Executive Officer and Director
March 15, 2010	/s/ Thomas G. Bevivino Thomas G. Bevivino, Executive Vice President, Chief Financial Officer, Secretary and Treasurer
March 15, 2010	/s/ Melvin E. Meekins, Jr. Melvin E. Meekins, Jr., Vice Chairman of the Board
March 15, 2010	/s/ Melvin Hyatt Melvin Hyatt, Director
March 15, 2010	/s/ John A. Lamon III John A. Lamon III, Director
March 15, 2010	/s/ Ronald P. Pennington Ronald P. Pennington, Director
March 15, 2010	/s/ T. Theodore Schultz T. Theodore Schultz, Director
March 15, 2010	/s/ Albert W. Shields Albert W. Shields, Director
March 15, 2010	/s/ Konrad M. Wayson Konrad M. Wayson, Director



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Severn Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Severn Bancorp, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. Severn Bancorp, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Severn Bancorp, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

Lancaster, Pennsylvania
March 15, 2010

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands, except per share data)

	December 31,	
	2009	2008
ASSETS		
Cash and due from banks	$34,092	$14,082
Interest bearing deposits in other banks	197	271
Federal funds sold	17,112	17,952
Cash and cash equivalents	51,401	32,305
Investment securities held to maturity	8,031	1,345
Loans held for sale	4,845	453
Loans receivable, net of allowance for loan losses of $34,693 and $14,813, respectively	814,234	896,006
Premises and equipment, net	29,104	30,267
Foreclosed real estate	21,574	6,317
Federal Home Loan Bank stock at cost	8,609	8,694
Accrued interest receivable and other assets	29,990	12,264
Total assets	$967,788	$987,651
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits	$710,329	$683,866
Long-term borrowings	125,000	153,000
Subordinated debentures	24,119	24,119
Accrued interest payable and other liabilities	2,109	2,999
Total Liabilities	861,557	863,984
Stockholders' Equity		
Preferred stock, $0.01 par value, 1,000,000 shares authorized:		
Preferred stock series "A", 437,500 shares issued and outstanding	4	4
Preferred stock series "B", 23,393 shares issued and outstanding	-	-
Common stock, $0.01 par value, 20,000,000 shares authorized; 10,066,679 shares issued and outstanding	101	101
Additional paid-in capital	73,920	73,522
Retained earnings	32,206	50,040
Total stockholders' equity	106,231	123,667
Total liabilities and stockholders' equity	$967,788	$987,651

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Years Ended December 31,		
	2009	2008	2007
Interest Income			
Loans, including fees	$52,520	$61,703	$70,275
Securities, taxable	104	74	217
Other	34	695	1,322
Total interest income	52,658	62,472	71,814
Interest Expense			
Deposits	19,782	25,950	29,347
Short-term borrowings	12	62	488
Long-term borrowings and subordinated debentures	6,257	7,491	8,341
Total interest expense	26,051	33,503	38,176
Net interest income	26,607	28,969	33,638
Provision for loan losses	31,402	7,481	2,462
Net interest income (loss) after provision for loan losses	(4,795)	21,488	31,176
Other Income			
Mortgage banking activities	316	339	575
Real estate commissions	690	1,035	2,451
Real estate management fees	677	664	653
Other	818	753	657
Total other income	2,501	2,791	4,336
Non-Interest Expenses			
Compensation and related expenses	9,377	9,117	11,070
Occupancy	1,365	1,640	1,696
Foreclosed real estate expenses, net	4,883	892	231
Legal	1,003	719	341
FDIC assessments and regulatory expense	2,156	726	278
Other	4,078	4,199	2,876
Total non-interest expenses	22,862	17,293	16,492
Income (loss) before income tax provision (benefit)	(25,156)	6,986	19,020
Income tax provision (benefit)	(9,928)	2,873	7,909
Net income (loss)	($15,228)	$4,113	$11,111
Amortization of discount on preferred stock	270	29	-
Dividends on preferred stock	1,430	165	-
Net income (loss) available to common stockholders	($16,928)	$3,919	$11,111
Basic earnings (loss) per share	($1.68)	$0.39	$1.10
Diluted earnings (loss) per share	($1.68)	$0.39	$1.10

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2009, 2008, and 2007
(dollars in thousands, except per share data)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance – January 1, 2007	$ -	$92	$28,270	$58,080	$86,442
Comprehensive Income					
Net income	-	-	-	11,111	11,111
10% Stock dividend (915,004 shares)	-	9	18,357	(18,366)	-
Stock-based compensation	-	-	128	-	128
Dividends on common stock ($.24 per share)	-	-	-	(2,418)	(2,418)
Exercise of stock options (825 shares)	-	-	13	-	13
Balance - December 31, 2007	-	101	46,768	48,407	95,276
Comprehensive Income					
Net income	-	-	-	4,113	4,113
Stock-based compensation	-	-	128	-	128
Dividends on common stock ($.24 per share)	-	-	-	(2,416)	(2,416)
Dividend declared on Series A preferred stock ($.08 per share)	-	-	-	(35)	(35)
Series A preferred stock offering	4	-	3,249	-	3,253
Series B preferred stock offering	-	-	23,348	-	23,348
Amortization of discount on preferred stock	-	-	29	(29)	-
Balance - December 31, 2008	4	101	73,522	50,040	123,667
Comprehensive Loss					
Net loss	-	-	-	(15,228)	(15,228)
Stock-based compensation	-	-	128	-	128
Dividends on common stock ($.09 per share)	-	-	-	(906)	(906)
Dividend declared on Series A preferred stock ($.64 per share)	-	-	-	(280)	(280)
Dividend declared on Series B preferred stock	-	-	-	(1,150)	(1,150)
Amortization of discount on preferred stock	-	-	270	(270)	-
Balance - December 31, 2009	$4	$101	$73,920	$32,206	$106,231

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31,		
	2009	2008	2007
Cash Flows from Operating Activities			
Net income (loss)	($15,228)	$4,113	$11,111
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Amortization of deferred loan fees	(2,048)	(2,546)	(3,263)
Net amortization of premiums and discounts	3	3	4
Provision for loan losses	31,402	7,481	2,462
Provision for depreciation	1,276	1,336	1,333
Provision for foreclosed real estate	3,911	932	100
Gain on sale of loans	(316)	(248)	(177)
(Gain) loss on sale of foreclosed real estate	15	(209)	-
Proceeds from loans sold to others	29,616	14,041	20,366
Loans originated for sale	(33,692)	(13,145)	(18,320)
Stock-based compensation expense	128	128	128
Deferred tax benefit	(9,194)	(1,839)	(1,157)
Increase in accrued interest receivable and other assets	(8,532)	(147)	(400)
Decrease in accrued interest payable and other liabilities	(890)	(322)	(1,765)
Net cash provided by (used in) operating activities	(3,549)	9,578	10,422
Cash Flows from Investing Activities			
Purchase of investment securities	(7,999)	-	-
Proceeds from maturing investment securities	1,000	1,000	4,000
Principal collected on mortgage backed securities	310	35	884
Net (increase) decrease in loans	23,940	(20,317)	(61,947)
Proceeds from sale of foreclosed real estate	9,708	8,173	1,319
Investment in foreclosed real estate	(413)	(92)	(56)
Investment in premises and equipment	(137)	(314)	(4,013)
Proceeds from disposal of premises and equipment	24	-	1,802
Purchase of FHLB stock	-	-	(704)
Redemption of FHLB stock	85	1,478	-
Net cash provided by (used in) investing activities	26,518	(10,037)	(58,715)

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(dollars in thousands)

	Years Ended December 31,		
	2009	2008	2007
Cash Flows from Financing Activities			
Net increase in deposits	$26,463	$31,093	$26,249
Net decrease in short-term borrowings	-	(15,000)	(3,000)
Additional borrowed funds, long-term	-	30,000	40,000
Repayment of borrowed funds, long-term	(28,000)	(52,000)	(20,000)
Common stock dividends paid	(906)	(2,416)	(2,418)
Series "A" preferred stock dividend paid	(280)	(35)	-
Series "B" preferred stock dividend paid	(1,150)	-	-
Proceeds from sale of subordinated debentures	-	3,500	-
Proceeds from sale of Series A preferred stock, net	-	3,253	-
Proceeds from sale of Series B preferred stock, net	-	23,348	-
Proceeds from exercise of options	-	-	13
Payment of debt issuance costs	-	(245)	-
Net cash provided by (used in) financing activities	(3,873)	21,498	40,844
Increase (decrease) in cash and cash equivalents	19,096	21,039	(7,449)
Cash and cash equivalents at beginning of year	32,305	11,266	18,715
Cash and cash equivalents at end of year	$51,401	$32,305	$11,266
Supplemental disclosure of cash flows information:			
Cash paid during year for:			
Interest	$26,410	$33,417	$38,326
Income taxes	$2,295	$4,900	$9,065
Transfer of loans to foreclosed real estate	$28,478	$12,128	$3,342

The accompanying notes to consolidated financial statements are an integral part of these statements.

Note 1 - Summary of Significant Accounting Policies

A. **Principles of Consolidation -** The consolidated financial statements include the accounts of Severn Bancorp, Inc. ("Bancorp"), and its wholly-owned subsidiaries, SBI Mortgage Company and SBI Mortgage Company's subsidiary, Crownsville Development Corporation, and its subsidiary, Crownsville Holdings I, LLC, and Severn Savings Bank, FSB ("the Bank"), and the Bank's subsidiaries, Louis Hyatt, Inc., Homeowners Title and Escrow Corporation, Severn Financial Services Corporation, SSB Realty Holdings, LLC, SSB Realty Holdings II, LLC, and HS West, LLC. All intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

Amounts in the prior year's consolidated financial statements have been reclassified whenever necessary to conform to the current year's presentation. Such reclassifications had no impact on net income.

B. **Business -** The Bank's primary business activity is the acceptance of deposits from the general public and the use of the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. In addition, the Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Bancorp has no reportable segments. Management does not separately allocate expenses, including the cost of funding loan demand, between the retail and real estate operations of Bancorp.

C. **Estimates -** The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the fair value of foreclosed real estate, the evaluation of other than temporary impairment of investment securities and the evaluation of deferred income taxes.

D. **Investment Securities Held to Maturity –** Investment securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of held to maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost and (2) the financial condition and near term prospects of the issuer.

Note 1 - Summary of Significant Accounting Policies - Continued

E. **Loans Held for Sale -** Loans held for sale are carried at lower of cost or market value in the aggregate based on investor quotes. Net unrealized losses are recognized through a valuation allowance by charges to income. Mortgage loans held for sale are generally sold with the mortgage servicing rights released by the Bank. Gains and losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

F. **Loans -** Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

G. **Allowance for Loan Losses -** An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions, which is permitted under generally accepted accounting principles. Actual results could differ significantly from those estimates. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Note 1 - Summary of Significant Accounting Policies - Continued

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For such loans that are classified as impaired, an allowance is established when the current market value of the underlying collateral less its estimated disposal costs is lower than the carrying value of that loan. For loans that are not solely collateral dependent, an allowance is established when the present value of the expected future cash flows of the impaired loan is lower than the carrying value of that loan. The general component relates to loans that are classified as doubtful, substandard or special mention, as well as non-classified loans. The general reserve is based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired if it meets either of the following two criteria:

- Loans that are 90 days or more in arrears (nonaccrual loans)
- Loans where, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement.

A loan is considered a troubled debt restructuring when the Company for economic or legal reasons relating to the borrowers financial difficulties grants a concession to the borrower that it would not otherwise consider. Loan modifications made with terms consistent with current market conditions that the borrower could obtain in the open market are not considered troubled debt restructurings.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

H. **Foreclosed Real Estate** - Real estate acquired through or in the process of foreclosure is recorded at fair value less estimated disposal costs. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as described under the caption "Allowance for Loan Losses". In the event of a subsequent decline, management provides a specific reserve to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. Expenses incurred on foreclosed real estate prior to disposition are charged to expense. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property.

I. **Transfers of Financial Assets** – Transfers of financial assets, including loan and loan participation sales, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Bancorp, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) Bancorp does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Note 1 - Summary of Significant Accounting Policies - Continued

J. **Premises and Equipment -** Premises and equipment are carried at cost less accumulated depreciation. Depreciation and amortization of premises and equipment is accumulated by the use of the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized, and charges for repairs and maintenance are expensed when incurred. The related cost and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

K. **Income Taxes -** Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that current available evidence about the future raises doubt about the likelihood of a deferred tax asset being realized, a valuation allowance is established. The judgment about the level of future taxable income is inherently subjective and is reviewed on a continual basis as regulatory and business factors change.

Bancorp recognizes interest and penalties on income taxes as a component of income tax expense.

L. **Statement of Cash Flows -** In the statement of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, Federal Home Loan Bank of Atlanta overnight deposits, and federal funds sold. Generally, federal funds are sold for one day periods.

M. **Earnings Per Share -** Basic earnings (loss) per share of common stock for the years ended December 31, 2009, 2008 and 2007 is computed by dividing net income (loss) available to common stockholders by 10,066,679, 10,066,679 and 10,066,283, respectively, the weighted average number of shares of common stock outstanding for each year. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by Bancorp relate to outstanding stock options, warrants, and convertible preferred stock, and are determined using the treasury stock method. Diluted earnings per share of common stock for the years ended December 31, 2009, 2008 and 2007, is computed by dividing net income (loss) for each year by 10,066,679, 10,066,679 and 10,066,283, respectively, the weighted average number of diluted shares of common stock. The 2007 amounts have been retroactively adjusted to give effect to the 10% stock dividend effective March 2007.

Note 1 - Summary of Significant Accounting Policies – Continued

N. **Advertising Cost -** Advertising cost is expensed as incurred and totaled $370,000, $476,000 and $460,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

O. **Recent Accounting Pronouncements -** In January 2010, the FASB issued updated guidance on *"Equity, Accounting for Distributions to Shareholders with Components of Stock and Cash"*. The amendments in this update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. This update codifies the consensus reached in EITF Issue No. 09-E, Accounting for Stock Dividends, Including Distributions to Shareholders with Components of Stock and Cash. This update was effective for interim and annual periods ending on or after December 15, 2009, and was applied on a retrospective basis. The adoption of this guidance did not have a material effect on our consolidated results of operations or financial position.

In January 2010, the FASB issued updated guidance on *"Consolidation, Accounting and Reporting for Decreases in Ownership of a Subsidiary – A Scope Clarification"*. This update clarifies that the scope of the decrease in ownership provisions of Subtopic 810-10 and related guidance applies to a subsidiary or group of assets that is a business or nonprofit activity; a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and an exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture). This update also clarifies that the decrease in ownership guidance in Subtopic 810-10 does not apply to: (a) sales of insubstance real estate; and (b) conveyances of oil and gas mineral rights, even if these transfers involve businesses. The amendments in this update expand the disclosure requirements about deconsolidation of a subsidiary or derecognition of a group of assets to include the valuation techniques used to measure the fair value of any retained investment; the nature of any continuing involvement with the subsidiary or entity acquiring the group of assets; and whether the transaction that resulted in the deconsolidation or derecognition was a related party or whether the former subsidiary or entity acquiring the assets will become a related party after the transaction. This update is effective beginning in the period that the entity adopts the amendments to guidance on *"Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51)"*. If an entity has previously adopted this guidance, the amendments are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopts the guidance on *"Noncontrolling Interests in Consolidated Financial Statements"*. The adoption of this guidance did not have a material effect on our consolidated results of operations or financial position.

Note 1 - Summary of Significant Accounting Policies - Continued

P. **Subsequent Events** – Bancorp has evaluated events and transactions occurring subsequent to December 31, 2009, the date of the consolidated statements of financial condition, for items that should potentially be recognized or disclosed in the consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

Q. **Concentration of Credit Risk** – From time to time, the Bank will maintain balances with its correspondent bank that exceed the $100,000 ($250,000 through December 31, 2013) federally insured deposit limits. Management routinely evaluates the credit worthiness of the correspondent bank and does not feel they pose a significant risk to the Bancorp.

Note 2 - Investment Securities

The amortized cost and fair value of investment securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(dollars in thousands)		
December 31, 2009:				
US Treasury securities	$6,999	$23	$1	$7,021
Residential mortgage backed securities	1,032	15	13	1,034
Total	$8,031	$38	$14	$8,055
December 31, 2008:				
Residential mortgage backed securities	$1,345	$11	$27	$1,329

As of December 31, 2009 and 2008, there was $1,743,000 and $0, respectively, of US Treasury securities or mortgage-backed securities pledged as collateral for borrowers' letters of credit with Anne Arundel County.

The following tables show fair value and unrealized losses, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2009 and 2008. Included in the table for 2009 is one US Treasury security and two mortgage backed securities. Management believes that the unrealized losses are the result of interest rate levels differing from those existing at the time of purchase of the securities and actual and estimated prepayment speeds. The Bank does not consider any of these securities to be other than temporarily impaired at December 31, 2009, because the unrealized losses are related primarily to changes in market interest rates and widening of sector spreads and are not necessarily related to the underlying credit quality of the issuers of the securities. In addition, the Bank does not intend to sell, nor does it believe that it will more likely than not be required to sell, any impaired securities prior to a recovery of amortized cost.

Note 2 - Investment Securities – Continued

	Less than 12 months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2009:	(dollars in thousands)					
US Treasury securities	$991	$(1)	$-	$(-)	$991	$(1)
Residential mortgage backed securities	-	(-)	267	(13)	267	(13)
Total	$991	$(1)	$267	$(13)	$1,258	$(14)
December 31, 2008:						
Residential mortgage backed securities	$-	$(-)	$1,151	$(27)	$1,151	$(27)

The amortized cost and estimated fair value of debt securities as of December 31, 2009, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity	
	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 998	$ 999
Due from one year to five years	6,001	6,022
Mortgage-backed securities	1,032	1,034
	$ 8,031	$ 8,055

Note 3 - Loans Receivable

Loans receivable consist of the following:

	December 31,	
	2009	2008
	(dollars in thousands)	
Residential mortgage	$343,931	$355,909
Construction, land acquisition and development	198,933	242,359
Land	71,772	82,642
Lines of credit	31,138	34,872
Commercial real estate	204,596	214,209
Commercial non-real estate	6,923	3,084
Home equity	42,365	39,040
Consumer	1,259	1,083
	900,917	973,198
Less		
Loans in process	(48,095)	(57,940)
Allowance for loan losses	(34,693)	(14,813)
Deferred loan origination fees and costs, net	(3,895)	(4,439)
	$814,234	$896,006

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Multifamily residential, commercial, construction and other loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

A substantial portion of the Bank's loans receivable is mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 80% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%.

In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multifamily residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.

Note 3 - Loans Receivable - Continued

The following is a summary of the allowance for loan losses for the years ended December 31:

	2009	2008	2007
	(dollars in thousands)		
Balance at beginning of year	$14,813	$10,781	$9,026
Provision for loan losses	31,402	7,481	2,462
Charge-offs	(11,579)	(3,449)	(707)
Recoveries	57	-	-
Balance at end of year	$34,693	$14,813	$10,781

The allowance for loan losses is based on management's judgment and evaluation of the loan portfolio. Management assesses the adequacy of the allowance for loan losses and the need for any addition thereto, by considering the nature and size of the loan portfolio, overall portfolio quality, review of specific problem loans, economic conditions that may affect the borrowers' ability to pay or the value of property securing loans, and other relevant factors. While management believes the current allowance is adequate, changing economic and market conditions may require future adjustments to the allowance for loan losses.

The following table presents the Company's non-performing assets as of December 31, 2009 and December 31, 2008 (dollars in thousands):

	December 31, 2009	Number of loans	December 31, 2008	Number of loans
Loans accounted for on a non-accrual basis:				
Mortgage loans:				
Residential - consumer	$38,889	83	$30,769	73
Residential - builder	16,626	38	20,970	45
Commercial	5,237	10	3,047	11
Non-mortgage loans:				
Consumer	-	-	9	2
Commercial	56	1	-	-
Total non-accrual loans	$60,808	132	$54,795	131
Accruing loans greater than 90 days past due	$-		$ -	
Foreclosed real-estate	$21,574		$6,317	
Total non-performing assets	$82,382		$61,112	

Note 3 - Loans Receivable - Continued

The following table summarizes the change in impaired loans for the years ended December 31, 2009 and 2008 (dollars in thousands):

Impaired loans at December 31, 2007	$17,960
Added to impaired loans	77,897
Gross loans transferred to foreclosed real estate	(15,258)
Paid off prior to foreclosure	(10,763)
Impaired loans at December 31, 2008	69,836
Added to impaired loans	123,334
Gross loans transferred to foreclosed real estate	(35,931)
Paid off prior to foreclosure	(34,298)
Impaired loans at December 31, 2009	$122,941

Included in the above impaired loans amount at December 31, 2009 is $62,133,000 of loans that are not in non-accrual status. In addition, there was a total of $71,533,000 of residential real estate loans included in impaired loans at December 31, 2009, of which $54,692,000 were to consumers and $16,841,000 to builders. The collateral supporting impaired loans is individually reviewed by management to determine its estimated fair market value, less estimated disposal cost and a specific reserve is established, if necessary, for the difference between the carrying amount of any loan and the estimated fair market value of the collateral less estimated disposal cost.

Of the impaired loans, $65,886,000 and $37,444,000 had a specific valuation allowance of $15,483,000 and $5,390,000 at December 31, 2009 and 2008, respectively. Impaired loans averaged $105,484,000 during 2009, $43,342,000 during 2008 and $18,125,000 during 2007. Interest income recognized on these loans totaled $4,073,000 during 2009, $2,794,000 during 2008 and $925,000 during 2007.

Interest income that would have been recorded under the original terms of non-accrual loans and the interest income actually recognized for the years ended December 31, are summarized below:

	2009	2008	2007
		(dollars in thousands)	
Interest income that would have been recorded	$4,588	$4,430	$649
Interest income recognized	1,271	2,045	406
Interest income not recognized	$3,317	$2,385	$243

Mortgage loans serviced for others not included in the accompanying consolidated statements of financial condition totaled $82,878,000 and $77,617,000 at December 31, 2009 and 2008, respectively.

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statement of financial condition. The contract amounts of these instruments express the extent of involvement the Bank has in each class of financial instruments.

The Bank's exposure to credit loss from non-performance by the other party to the above mentioned financial instruments is represented by the contractual amount of those instruments.

Note 3 - Loans Receivable - Continued

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless otherwise noted, the Bank requires collateral or other security to support financial instruments with off-balance-sheet credit risk.

Financial Instruments Whose Contract Amounts Represent Credit Risk	Contract Amount At December 31,	
	2009	2008
	(dollars in thousands)	
Standby letters of credit	$11,935	$13,183
Home equity lines of credit	19,005	23,299
Unadvanced construction commitments	48,095	57,940
Mortgage loan commitments	1,211	7,962
Lines of credit	23,356	38,016
Loans sold with limited repurchase provisions	$16,345	$472

Standby letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to various municipalities. These guarantees are issued primarily to support performance arrangements, limited to real estate transactions. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2009 and 2008 for guarantees under standby letters of credit issued is not material.

Home equity lines of credit are loan commitments to individuals as long as there is no violation of any condition established in the contract. Commitments under home equity lines expire ten years after the date the loan closes and are secured by real estate. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

Mortgage loan commitments not reflected in the accompanying statements at December 31, 2009 include $1,211,000 at a fixed range of 6.00% to 6.50% and $0 at floating rates.

Lines of credit are loan commitments to individuals and companies as long as there is no violation of any condition established in the contract. Lines of credit have a fixed expiration date. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

The Bank has entered into several agreements to sell mortgage loans to third parties. The loans sold under these agreements for the years ended December 31, 2009, 2008 and 2007 were $31,346,000, $13,793,000 and $20,189,000, respectively. These agreements contain limited provisions that require the Bank to repurchase a loan if the loan becomes delinquent within the terms specified by the agreement. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers. No amount has been recognized in the consolidated statement of financial condition at December 31, 2009 and

Note 3 - Loans Receivable - Continued

2008 as a liability for credit loss related to these loans. The Bank has never had to repurchase a loan under these agreements.

Note 4 - Premises and Equipment

Premises and equipment are summarized by major classification as follows:

	December 31,		Estimated
	2009	2008	Useful Lives
	(dollars in thousands)		
Land	$1,537	$1,537	-
Building	29,023	29,047	39 Years
Leasehold improvements	1,155	1,130	15-27.5 Years
Furniture, fixtures and equipment	2,688	2,575	3-10 Years
Total at cost	34,403	34,289	
Accumulated depreciation	(5,299)	(4,022)	
	$29,104	$30,267	

Depreciation expense was $1,276,000, $1,336,000, and $1,333,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

HS West, LLC constructed a building in Annapolis, Maryland that, effective January 2007, serves as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is included. There was no interest capitalized during the years ended December 31, 2009 and 2008 and $319,000 capitalized during the year ended December 31, 2007.

The Bank leases a branch and an office under two long-term leases, which both expire in 2010. The Bank exercised the option to renew both leases for a 5 year term, subsequent to year end. The minimum annual rental payments are as follows:

Years Ended December 31, (in thousands)	
2010	$95
2011	95
2012	95
2013	95
2014	95
Thereafter	38

Total rent expense was $94,000, $91,000, and $89,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 5 – Foreclosed Real Estate

As of December 31, 2009, the Company had foreclosed real estate consisting of 60 residential properties with a carrying value of $21,574,000. During the year ended December 31, 2009, the Company sold a total of 32 properties previously included in foreclosed real estate. The properties had a combined net book value of $9,723,000 after total write-downs of $1,935,000, and were sold at a combined net loss of $15,000. In addition, the Company incurred $285,000 in expenses related to the sale of the properties. The following table summarizes the changes in foreclosed real estate for the years ended December 31, 2009 and 2008 (dollars in thousands):

Foreclosed real estate at December 31, 2007	$ 2,993
Transferred from impaired loans, net of specific reserves of $3,130	12,128
Property improvements	92
Additional write downs	(932)
Property sold	(7,964)
Foreclosed real estate at December 31, 2008	6,317
Transferred from impaired loans, net of specific reserves of $7,453	28,478
Property improvements	413
Additional write downs	(3,911)
Property sold	(9,723)
Foreclosed real estate at December 31, 2009	$ 21,574

Note 6 - Investment in Federal Home Loan Bank of Atlanta Stock

The Bank is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta ("FHLB") in an amount equal to at least 1% of the unpaid principal balances of the Bank's residential mortgage loans or 1/20 of its outstanding advances from the FHLB, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

Note 7 – Deposits

Deposits in the Bank as of December 31, 2009 and 2008 consisted of the following:

	2009		2008	
Category	Amount	Percent	Amount	Percent
	(dollars in thousands)			
NOW accounts	$12,898	1.82%	$12,813	1.87%
Money market accounts	49,797	7.01%	44,012	6.44%
Passbooks	184,311	25.95%	53,319	7.80%
Certificates of deposit	447,889	63.05%	554,747	81.12%
Non-interest bearing accounts	15,434	2.17%	18,975	2.77%
Total deposits	$710,329	100.00%	$683,866	100.00%

Note 7 – Deposits - Continued

At December 31, 2009 scheduled maturities of certificates of deposit are as follows:

	Amount
	(dollars in thousands)
One year or less	$337,902
More than 1 year to 2 years	37,425
More than 2 years to 3 years	54,045
More than 3 years to 4 years	12,400
More than 4 years to 5 years	6,117
	$447,889

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $209,068,000 and $231,659,000 at December 31, 2009 and 2008, respectively.

Interest expense on deposits is summarized as follows:

	For Years Ended December 31,		
	2009	2008	2007
		(dollars in thousands)	
NOW accounts	$65	$102	$115
Money market accounts	626	1,295	3,068
Passbooks	2,589	633	436
Certificates of deposit	16,502	23,920	25,728
	$19,782	$25,950	$29,347

Note 8 - Federal Home Loan Bank Advances

The Bank's credit availability under the FHLB of Atlanta's credit availability program was $297,140,000 and $303,971,000 at December 31, 2009 and 2008, respectively. Based on a review of Bancorp's recent financial results, the FHLB of Atlanta reduced the Bank's credit availability from 30% to 20% of total assets, effective January 15, 2010. This change reduced the Bank's credit availability to $198,090,000 less existing advances. There were no short-term borrowings with the FHLB at December 31, 2009 and 2008. Long-term advances outstanding were $125,000,000 and $153,000,000 at December 31, 2009 and 2008, respectively. The maturities of these long-term advances at December 31, 2009 are as follows (dollars in thousands):

Rate	Amount	Maturity
5.000%	$ 10,000	2010
-%	-	2011
-%	-	2012
-%	-	2013
2.940% to 4.210%	25,000	2014
2.580% to 4.340%	90,000	Thereafter
	$125,000	

Note 8 - Federal Home Loan Bank Advances - Continued

The Bank's stock in the Federal Home Loan Bank of Atlanta is pledged as security for the advances and under a blanket floating lien security agreement with the Federal Home Loan Bank of Atlanta. The Bank is required to maintain as collateral for its advances, qualified loans in varying amounts depending on the loan type. Loans with an approximate fair value of $255,448,000 are pledged as collateral at December 31, 2009.

Note 9 - Subordinated Debentures

As of December 31, 2009, Bancorp had outstanding approximately $20.6 million principal amount of Junior Subordinated Debt Securities Due 2035 (the "2035 Debentures"). The 2035 Debentures were issued pursuant to an Indenture dated as of December 17, 2004 (the "2035 Indenture") between Bancorp and Wells Fargo Bank, National Association as Trustee. The 2035 Debentures pay interest quarterly at a floating rate of interest of 3-month LIBOR (0.28% December 31, 2009) plus 200 basis points, and mature on January 7, 2035. Payments of principal, interest, premium and other amounts under the 2035 Debentures are subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of Bancorp, as defined in the 2035 Indenture. The 2035 Debentures are first redeemable, in whole or in part, by Bancorp on January 7, 2010.

The 2035 Debentures were issued and sold to Severn Capital Trust I (the "Trust"), of which 100% of the common equity is owned by Bancorp. The Trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable Capital Securities ("Capital Securities") to third-party investors and using the proceeds from the sale of such Capital Securities to purchase the 2035 Debentures. The 2035 Debentures held by the Trust are the sole assets of the Trust. Distributions on the Capital Securities issued by the Trust are payable quarterly at a rate per annum equal to the interest rate being earned by the Trust on the 2035 Debentures. The Capital Securities are subject to mandatory redemption, in whole or in part, upon repayment of the 2035 Debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the Capital Securities subject to the terms of the guarantee. $17,000,000 of the proceeds from Bancorp's issuance of the debentures was contributed to the Bank, and qualifies as Tier 1 capital for the Bank under Federal Reserve Board guidelines.

On November 15, 2008, Bancorp completed a private placement offering consisting of a total of 70 units, at an offering price of $100,000 per unit, for gross proceeds of $7.0 million. Each unit consisted of 6,250 shares of Bancorp's Series A 8.0% Non-Cumulative Convertible Preferred Stock and Bancorp's Subordinated Note in the original principal amount of $50,000.

The Subordinated Notes earn interest at an annual rate of 8.0%, payable quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. The Subordinated Notes are redeemable in whole or in part at the option of Bancorp at any time beginning on December 31, 2009 until maturity, which is December 31, 2018. Debt issuance costs totaled $245,000 and are being amortized over 10 years.

Note 10 – Employee Benefit Plans

The Bank has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to the maximum amount allowed by law. The Bank is obligated to contribute 50% of the employee's contribution, not to exceed 6% of the employee's annual salary. All employees who have completed one year of service with the Bank are eligible to participate. The Bank's contribution to this plan was $130,000, $124,000 and $149,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Bank has an Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of participating employees. The Bank recognized ESOP expense of $140,000, $142,000 and $140,000 for the years ended December 31, 2009, 2008 and 2007, and had unallocated shares in the plan totaling 2,100 and 42,100 as of December 31, 2009 and 2008, respectively. The fair value of the unallocated shares at December 31, 2009 was $5,292.

Note 11 - Stockholders' Equity

In February 2007, Bancorp's Board of Directors declared a 10% stock dividend effective for shares outstanding on March 15, 2007. All per share data in the accompanying consolidated financial statements and all share and per share data in the footnotes have been adjusted to give retroactive effect to these transactions.

As part of the private placement offering discussed in Note 9, Bancorp issued a total of 437,500 shares of its Series A 8.0% Non-Cumulative Convertible Preferred Stock ("Series A Preferred Stock"). The liquidation preference is $8.00 per share. Holders of Series A Preferred Stock will not be entitled to any further distribution on the Series A Preferred Stock. Each share of Series A Preferred Stock is convertible at the option of the holder into one share of Bancorp common stock, subject to adjustment upon certain corporate events. The initial conversion rate is equivalent to an initial conversion price of $8.00 per share of Bancorp common stock. At the option of Bancorp, on and after December 31, 2013, at any time and from time to time, some or all of the Series A Preferred Stock may be converted into shares of Bancorp common stock at the then-applicable conversion rate. Costs related to the issuance of the preferred stock totaled $247,000 and were netted against the proceeds.

If declared by Bancorp's board of directors, cash dividends at an annual rate of 8.0% will be paid quarterly in arrears on the last day of March, June, September and December commencing December 31, 2008. Dividends will not be paid on Bancorp common stock in any quarter until the dividend on the Series A Preferred Stock has been paid for such quarter; however, there is no requirement that Bancorp's board of directors declare any dividends on the Series A Preferred Stock and any unpaid dividends shall not be cumulative.

On November 21, 2008, Bancorp entered into an agreement with the United States Department of the Treasury ("Treasury"), pursuant to which Bancorp issued and sold (i) 23,393 shares of its Series B Fixed Rate Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference $1,000 per share, (the "Series B Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 556,976 shares of Bancorp's common stock, par value $0.01 per share, for an aggregate purchase price of $23,393,000. Costs related to the issuance of the preferred stock and warrants totaled $45,000 and were netted against the proceeds.

Note 11 - Stockholders' Equity - Continued

The Series B Preferred Stock qualifies as Tier 1 capital and will pay cumulative compounding dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series B Preferred Stock may be redeemed by Bancorp after three years. Prior to the end of three years, the Series B Preferred Stock may not be redeemed by Bancorp except with proceeds from one or more Qualified Equity Offerings, as defined in the Purchase Agreement.

The Series B Preferred Stock has no maturity date and ranks pari passu with Bancorp's existing Series A Preferred Stock, in terms of dividend payments and distributions upon liquidation, dissolution and winding up of Bancorp.

The Series B Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Series B Preferred Stock. If dividends on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether consecutive or not, Bancorp's authorized number of directors will be automatically increased by two and the holders of the Series B Preferred Stock, voting together with holders of any then outstanding voting parity stock, will have the right to elect those directors at Bancorp's next annual meeting of stockholders or at a special meeting of stockholders called for that purpose. These preferred share directors will be elected annually and serve until all accrued and unpaid dividends on the Series B Preferred Stock have been paid.

The Warrant has a 10-year term and is immediately exercisable at an exercise price of $6.30 per share of Common Stock. The exercise price and number of shares subject to the Warrant are both subject to anti-dilution adjustments. Pursuant to the Purchase Agreement, Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued upon exercise of the Warrant.

Bancorp's ability to declare dividends on its common stock is limited by the terms of Bancorp's Series A preferred stock and Series B preferred stock. Bancorp may not declare or pay any dividend on, make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, or make any guarantee payment with respect to its common stock in any quarter until the dividend on the Series A Preferred Stock has been declared and paid for such quarter, subject to certain minor exceptions. Additionally, prior to November 21, 2011, unless Bancorp has redeemed the Series B preferred stock or the Treasury Department has transferred the Series B preferred stock to a third party, Bancorp may not, without the consent of the Treasury (1) declare or pay any dividend or make any distribution on its common stock (other than regular quarterly cash dividends of not more than $0.06 per share) or (2) redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Letter Agreement with the Treasury Department.

Additionally, under the terms of Bancorp's 2035 Debentures, if (i) there has occurred and is continuing an event of default, (ii) Bancorp is in default with respect to payment of any obligations under the related guarantee or (iii) Bancorp has given notice of its election to defer payments of interest on the 2035 Debentures by extending the interest distribution period as provided in the indenture governing the 2035 Debentures and such period, or any extension thereof, has commenced and is continuing, then Bancorp may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock, including common stock

Note 12- Stock-Based Compensation

The Company has a stock-based compensation plan for directors, officers, and other key employees of the Company. The aggregate number of shares of common stock that may be issued with respect to the awards granted under the plan is 500,000 plus any shares forfeited under the Company's old stock-based compensation plan. Under the terms of the plan, the Company has the ability to grant various stock compensation incentives, including stock options, stock appreciation rights, and restricted stock. The stock-based compensation is granted under terms and conditions determined by the Compensation Committee of the Board of Directors. Under the stock based compensation plan, stock options generally have a maximum term of ten years, and are granted with an exercise price at least equal to the fair market value of the common stock on the date the options are granted. Generally, options granted to directors of the Company vest immediately, and options granted to officers and employees vest over a five-year period, although the Compensation Committee has the authority to provide for different vesting schedules.

The Company follows FASB ASC 718, Compensation – Stock Compensation (FASB ASC 718) to account for stock-based compensation. FASB ASC 718 requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the statement of operations at fair value. FASB ASC 718 requires an entity to recognize the expense of employee services received in share-based payment transactions and measure the expense based on the grant date fair value of the award. The expense is recognized over the period during which an employee is required to provide service in exchange for the award. Stock-based compensation expense included in the consolidated statements of operations for the years ended December 31, 2009, 2008 and 2007 totaled $128,000 per year. There was no income tax benefit recognized in the consolidated statements of operations for stock-based compensation for the years ended December 31, 2009, 2008 and 2007.

No options were granted in 2009, 2008 and 2007.

Information regarding the Company's stock option plan as of and for the years ended December 31, 2009 and 2008 is as follows:

	Shares	Weighted Average Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Options outstanding, December 31, 2007	122,815	$ 15.85		
Options granted	-	-		
Options exercised	-	-		
Options forfeited	(7,865)	15.62		$-
Options outstanding, December 31, 2008	114,950	15.87		
Options granted	-	-		
Options exercised	-	-		
Options forfeited	(4,235)	15.62		
Options outstanding, December 31, 2009	110,715	$15.88	1.14	$-
Options exercisable, December 31, 2009	86,999	$15.87	1.14	$-
Option price range at December 31, 2009	$15.62 to $17.18			

Note 12- Stock-Based Compensation - Continued

The following table summarizes the nonvested options in the Company's stock option plan as of December 31, 2009.

	Shares	Weighted Average Price
Nonvested options outstanding, December 31, 2008	45,879	$15.89
Nonvested options granted	-	-
Nonvested options vested	(17,928)	15.94
Nonvested options forfeited	(4,235)	15.62
Nonvested options outstanding, December 31, 2009	23,716	$15.90

As of December 31, 2009, there was $147,000 of total unrecognized stock-based compensation cost related to non-vested stock options, which is expected to be recognized over a period of fourteen months.

Note 13 - Regulatory Matters

The Bank is required to maintain an average daily balance with the Federal Reserve Bank in a non-interest bearing account. The amount in such account at December 31, 2009 was $300,000.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table.

Note 13 - Regulatory Matters - Continued

The following table presents the Bank's actual capital amounts and ratios at December 31, 2009 and 2008:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
			(dollars in thousands)			
December 31, 2009						
Tangible (1)	$112,340	11.8%	$14,431	1.50%	N/A	N/A
Tier I capital (2)	112,340	14.4%	N/A	N/A	$46,579	6.00%
Core (1)	112,340	11.8%	38,483	4.00%	48,104	5.00%
Total (2)	122,032	15.7%	62,105	8.00%	77,632	10.00%
December 31, 2008						
Tangible (1)	$132,890	13.5%	$14,743	1.50%	N/A	N/A
Tier I capital (2)	132,890	16.9%	N/A	N/A	$47,047	6.00%
Core (1)	132,890	13.5%	39,314	4.00%	49,142	5.00%
Total (2)	142,199	18.1%	62,730	8.00%	78,412	10.00%

(1) To adjusted total assets.
(2) To risk-weighted assets.

On November 23, 2009, Bancorp and the Bank entered into supervisory agreements with its regulators. The agreements require, among other things, in accordance with specific guidelines set forth in the agreements, that the Bank revise its policies regarding problem assets, revise its allowance for loan and lease losses policies, revise policies and procedures for the use of interest reserves, develop and implement a program for managing risks associated with concentrations of credit, revise its loan modification policy and furnish written quarterly progress reports to its regulators detailing the actions taken to comply with the agreements. In addition, Bancorp and the Bank must obtain prior regulatory approval before any dividends or capital distributions can be made. Bancorp's main source of income is dividends from the Bank. As a result, Bancorp's dividends to its shareholders will depend primarily upon receipt of dividends from the Bank and compliance with the supervisory agreements. Management believes that Bancorp and the Bank are in compliance with these agreements at December 31, 2009.

Note 14 - Income Taxes

The income tax provision (benefit) consists of the following for the years ended December 31:

	2009	2008	2007
		(dollars in thousands)	
Current			
Federal	$(617)	$3,747	$7,471
State	(117)	965	1,595
	(734)	4,712	9,066
Deferred			
Federal	(7,342)	(1,461)	(863)
State	(1,852)	(378)	(294)
	(9,194)	(1,839)	(1,157)
Total income tax provision (benefit)	$(9,928)	$2,873	$7,909

The amount computed by applying the statutory federal income tax rate to income (loss) before taxes is less than the tax provision (benefit) for the following reasons for the years ended December 31:

	2009		2008		2007	
	Amount	Percent of Pretax Income (Loss)	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
			(dollars in thousands)			
Statutory Federal income tax rate	$(8,553)	34.0%	$2,375	34.0%	$6,657	35.0%
State tax net of Federal income tax benefit	(1,384)	5.5%	387	5.5%	846	4.5%
Other adjustments	9	-%	111	1.6%	406	2.1%
	$(9,928)	39.5%	$2,873	41.1%	$7,909	41.6%

The Company does not have any unrecognized tax benefits at December 31, 2009 or 2008.

Note 14 - Income Taxes - Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are presented below:

	2009	2008
	(dollars in thousands)	
Deferred Tax Assets:		
Allowance for loan losses	$14,003	$5,979
Reserve on foreclosed real estate	1,084	286
Reserve for uncollected interest	1,079	758
State net operating loss carryforwards	772	472
Other	13	9
Total deferred tax assets	16,951	7,504
Valuation allowance	(768)	(439)
Total deferred tax assets, net of valuation allowance	16,183	7,065
Deferred Tax Liabilities:		
Federal Home Loan Bank stock dividends	(84)	(84)
Loan origination costs	(506)	(715)
Accelerated depreciation	(1,156)	(875)
Prepaid expenses	(159)	(301)
Other	5	(1)
Total deferred tax liabilities	(1,900)	(1,976)
Net deferred tax assets	$14,283	$5,089

The valuation allowance relates to state net operating loss carryforwards of $1,903 and $1,088 for which realizability is uncertain. At December 31, 2009 and 2008, the Corporation had state net operating loss carryforwards of approximately $1,982 and $1,170, which are available to offset future state taxable income, and expire at various dates through 2029. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of these deferred tax assets, net of the valuation allowance at December 31, 2009.

The statute of limitations for IRS examination of the Corporation's federal consolidated tax returns remains open for tax years 2007 through 2009. The 2006 federal consolidated tax return was previously examined by the IRS in 2008.

Note 15 - Related Party Transactions

During the years ended December 31, 2009, 2008 and 2007, the Bank engaged in the transactions described below with parties that may be deemed affiliated.

During January, 2007, a law firm, in which the President of the Company and Bank is a partner, entered into a five year lease agreement with a subsidiary of the Company. The term of the lease is five years with the option to renew the lease for three additional five year terms. The total lease payments received by the subsidiary were $405,000, $382,000 and $231,000 for the years ended December 31, 2009, 2008 and 2007, respectively. In addition, the law firm represents the Company and the Bank in certain legal matters. The fees for services rendered by that firm were $769,000, $715,000 and $315,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

During 2008, the President and a former Director of the Company and Bank each received a director fee of $127,500 for services relating to the Company's private placement sale of its Series A Preferred Stock and Subordinated Notes.

Note 16 - Fair Value of Financial Instruments

FASB ASC 820 Fair Value Measurements and Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair market hierarchy under FASB ASC 820 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Note 16 - Fair Value of Financial Instruments – Continued

The following table summarizes the valuation of assets re-measured at fair value on a nonrecurring basis, by the above FASB ASC 820 pricing methodology as of December 31, 2009 and 2008 (dollars in thousands):

	Fair Value Measurement at December 31, 2009 Using			
	Total	Level 1	Level 2	Level 3
Loans accounted for under FASB ASC 310-10-35	$50,403	-	-	$50,403
Foreclosed real estate	21,574	-	-	21,574

	Fair Value Measurement at December 31, 2008 Using			
	Total	Level 1	Level 2	Level 3
Loans accounted for under FASB ASC 310-10-35	$32,054	-	-	$32,054
Foreclosed real estate	6,317	-	-	6,317

There were no liabilities that were required to be re-measured on a nonrecurring basis as of December 31, 2009 or 2008.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Bank's financial instruments at December 31, 2009 and 2008.

Cash and cash equivalents:
The carrying amounts reported in the consolidated statement of financial condition for cash and cash equivalents approximate those assets' fair values.

Investment Securities:
The Company utilizes a third party source to determine the fair value of its securities. The methodology consists of pricing models based on asset class and includes available trade, bid, other market information, broker quotes, proprietary models, various databases and trading desk quotes, some of which are heavily influenced by unobservable inputs.

FHLB stock:
The carrying amount of FHLB stock approximates fair value based on the redemption provisions of the FHLB. There have been no identified events or changes in circumstances that may have a significant adverse effect on the FHLB stock. Based on our evaluation, we have concluded that our FHLB stock was not impaired at December 31, 2009 and 2008.

Loans held for sale:
The fair value of loans held for sale is based primarily on investor quotes.

Note 16 - Fair Value of Financial Instruments – Continued

Loans receivable:
The fair values of loans receivable was estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. These rates were used for each aggregated category of loans as reported on the Office of Thrift Supervision Quarterly Report.

Impaired loans are those that are accounted for under FASB ASC 310-10-35, in which the Company has measured impairment generally based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consisted of the loan balances of $65,886,000 and $37,444,000 at December 31, 2009 and 2008, respectively, less their valuation allowances of $15,483,000 and $5,390,000 at December 31, 2009 and 2008, respectively, as determined under FASB ASC 310-10-35.

Foreclosed Real Estate:
Real estate acquired through or in the process of foreclosure is recorded and included in the following disclosure at fair value less estimated disposal costs. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using current estimates of fair value. In the event of a subsequent decline, management provides a specific reserve to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. Expenses incurred on foreclosed real estate prior to disposition are charged to expense. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property.

Accrued interest receivable and payable:
The carrying amounts of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit liabilities:
The fair values disclosed for demand deposit accounts, savings accounts and money market deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

FHLB advances:
Fair values of long-term debt are estimated using discounted cash flow analysis, based on rates currently available for advances from the FHLB with similar terms and remaining maturities.

Subordinated debentures:
Current economic conditions have rendered the market for this liability inactive. As such, the Company is unable to determine a good estimate of fair value. Since the rate paid on the debentures held is lower than what would be required to secure an interest in the same debt at year end and we are unable to obtain a current fair value, the Company has disclosed that the carrying value approximates the fair value.

Note 16 - Fair Value of Financial Instruments – Continued

Off-balance sheet financial instruments:
Fair values for the Company's off-balance sheet financial instruments (lending commitments and letters of credit) are not significant and are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The following table summarizes the roll forward of level 3 assets for the year ended December 31, 2009 (dollars in thousands):

	Impaired Loans	Foreclosed Real Estate
Balance at December 31, 2008	$32,054	$6,317
Transfer to foreclosed real estate	(22,850)	28,478
Additions	77,889	413
Additional reserves	(10,093)	(3,911)
Paid off/sold	(26,597)	(9,723)
Balance at December 31, 2009	$50,403	$21,574

The $10,093,000 in additional reserves recorded against impaired loans was included in the provision for loan losses on the statement of operations for the year ended December 31, 2009. The $3,911,000 of additional reserves recorded against foreclosed real estate was included in non-interest expenses on the statement of operations for the year ended December 31, 2009. Included in the $28,478,000 of loans transferred to foreclosed real estate were 20 loans totaling $13,081,000 that were not considered impaired per FASB ASC 310-10-35.

The estimated fair values of the Bank's financial instruments are as follows:

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in thousands)			
Financial Assets				
Cash and cash equivalents	$51,401	$51,401	$32,305	$32,305
Investment securities	8,031	8,055	1,345	1,329
FHLB stock	8,609	8,609	8,694	8,694
Loans held for sale	4,845	4,845	453	453
Loans receivable, net	814,234	843,780	896,006	899,991
Accrued interest receivable	3,361	3,361	4,363	4,363
Financial Liabilities				
Deposits	$710,329	$713,299	$683,866	$687,067
FHLB advances	125,000	117,799	153,000	151,142
Subordinated debentures	24,119	24,119	24,119	24,119
Accrued interest payable	760	760	1,120	1,120
Off Balance Sheet Commitments	$ -	$ -	$ -	$ -

Note 17 - Condensed Financial Information (Parent Company Only)

Information as to the financial position of Severn Bancorp, Inc. as of December 31, 2009 and 2008 and results of operations and cash flows for each of the years ended December 31, 2009, 2008 and 2007 is summarized below.

Statements of Financial Condition	December 31, 2009	December 31, 2008
	(dollars in thousands)	
Cash	$4,151	$8,289
Equity in net assets of subsidiaries:		
Bank	118,268	132,890
Non-Bank	5,774	4,887
Loans, net of allowance for loan losses of $232 and $41, respectively	947	1,157
Other assets	1,318	1,317
Total assets	$130,458	$148,540
Subordinated debentures	$24,119	$24,119
Other liabilities	108	754
Total liabilities	24,227	24,873
Stockholders' equity	106,231	123,667
Total liabilities and stockholders' equity	$130,458	$148,540

Statements of Operations	For the Years Ended December 31, 2009	2008	2007
	(dollars in thousands)		
Interest income	$ 76	$ 118	$ 116
Interest expense on subordinated debentures	880	1,188	1,487
Net interest expense	(804)	(1,070)	(1,371)
Dividends received from subsidiaries	1,567	3,393	6,182
General and administrative expenses	599	50	282
Income before income taxes and equity in undistributed net income (loss) of subsidiaries	164	2,273	4,529
Income tax benefit	342	57	2
Equity in undistributed net income (loss) of subsidiaries	(15,734)	1,783	6,580
Net income (loss)	$(15,228)	$4,113	$11,111

Note 17 - Condensed Financial Information (Parent Company Only) - Continued

Statements of Cash Flows

	For the Years Ended December 31,		
	2009	2008	2007
	(dollars in thousands)		
Cash Flows from Operating Activities:			
Net (loss) income	$(15,228)	$4,113	$11,111
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Equity in undistributed (earnings) loss of subsidiaries	15,734	(1,783)	(6,580)
Provision for loan losses	209	41	-
(Increase) decrease in other assets	(1)	311	(705)
Stock-based compensation expense	128	128	128
Increase (decrease) in other liabilities	(646)	61	153
Cash provided by operating activities	196	2,871	4,107
Cash Flows from Investing Activities:			
Net decrease in loans	2	1	-
Investment in subsidiaries	(2,000)	(23,893)	(1,440)
Cash used in investing activities	(1,998)	(23,892)	(1,440)
Cash Flows from Financing Activities:			
Dividends paid on common stock	(906)	(2,416)	(2,418)
Series A preferred stock dividend paid	(280)	(35)	-
Series B preferred stock dividend paid	(1,150)	-	-
Proceeds from sale of subordinated debentures	-	3,500	-
Proceeds from sale of Series A preferred stock, net	-	3,253	-
Proceeds from sale of Series B preferred stock, net	-	23,348	-
Proceeds from exercise of options	-	-	13
Payment of debt issuance cost	-	(245)	-
Cash provided by (used in) financing activities	(2,336)	27,405	(2,405)
Increase (decrease) in cash and cash equivalents	(4,138)	6,384	262
Cash and cash equivalents at beginning of year	8,289	1,905	1,643
Cash and cash equivalents at end of year	$4,151	$8,289	$1,905

Note 18 - Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the year ended December 31, 2009 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands, except per share data)			
Interest income	$13,616	$12,873	$13,347	$12,822
Interest expense	7,211	6,877	6,296	5,667
Net interest income	6,405	5,996	7,051	7,155
Provision for loan losses	4,534	12,501	8,909	5,458
Net interest income (loss) after provision for loan losses	1,871	(6,505)	(1,858)	1,697
Other income	616	729	570	586
Other expenses	4,546	5,708	5,980	6,628
Loss before income tax benefit	(2,059)	(11,484)	(7,268)	(4,345)
Income tax benefit	(714)	(4,611)	(2,909)	(1,694)
Net loss	$(1,345)	$(6,873)	$(4,359)	$(2,651)
Per share data:				
Loss – basic	$(.18)	$(.73)	$(.48)	$(.31)
Loss – diluted	$(.18)	$(.73)	$(.48)	$(.31)

Summarized unaudited quarterly financial data for the year ended December 31, 2008 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands, except per share data)			
Interest income	$17,151	$15,741	$15,048	$14,532
Interest expense	9,234	8,363	7,924	7,982
Net interest income	7,917	7,378	7,124	6,550
Provision for loan losses	750	750	2,865	3,116
Net interest income after provision for loan losses	7,167	6,628	4,259	3,434
Other income	520	852	737	682
Other expenses	4,086	4,734	3,988	4,485
Income (loss) before income tax provision (benefit)	3,601	2,746	1,008	(369)
Income tax provision (benefit)	1,466	1,125	421	(139)
Net income (loss)	$2,135	$1,621	$587	$(230)
Per share data				
Earnings (loss) – basic	$.21	$.16	$.06	$(.04)
Earnings (loss) – diluted	$.21	$.16	$.06	$(.04)

Exhibit 10.1

DESCRIPTION OF DIRECTORS AND NAMED EXECUTIVE OFFICERS COMPENSATION

In accordance with the "Frequently Asked Questions" bulletin posted by the staff of the Division of Corporation Finance of the Securities and Exchange Commission on November 23, 2004 on the Securities and Exchange Commission's website, we are disclosing the following information that the Securities and Exchange Commission may deem to be material definitive agreements with our directors and executive officers.

In 2010, non-employee directors of Bancorp will receive a fee of $1,550 per meeting. Each director of Bancorp is also a director of the Bank. Meetings of the directors of Bancorp are held immediately before or after meetings of the directors of the Bank. In 2010, non-employee directors of the Bank will receive $750 per attended meeting, with the Vice-Chairman receiving $5,500 per attended meeting. In addition, each non-employee committee member will receive the following: $300 per Regulatory Compliance Committee meeting; $880 per Compensation Committee meeting; $800 per Corporate Governance Committee meeting; and $880 per Audit and Examining Committee meeting. The Chairman of the committees will receive a fee of up to $270 per committee meeting. The Board members receive no additional compensation for acting as the Nominating Committee.

We have not entered into employment agreements with any of the executive officers, who are employed on an at-will basis. In 2010, the Bank's executive officers will earn the annual base salaries set forth opposite their names below and will be entitled to a bonus, if any, as determined by the Compensation Committee, subject to any limitations imposed by the Emergency Economic Stabilization Act and the regulations adopted under such act.

Name	Title	2010 Salary
Alan J. Hyatt	President and Chief Executive Officer	$338,000
Phillip V. Jones, Jr.	Executive Vice President and Chief Operating Officer	$215,000
Thomas G. Bevivino	Executive Vice President, Chief Financial Officer, Secretary and Treasurer	$188,000

The executive officers are entitled to participate in the Bank's 401(k) Plan and in an Employee Stock Ownership Plan. The Bank makes a matching contribution of 50% of each executive officer's 401(k) Plan contribution up to 6% of such executive officer's salary, and an additional non-matching contribution at the discretion of the Board of Directors. In addition, the Bank pays the health insurance premiums for Mr. Jones and Mr. Bevivino. Executive officers are eligible for equity-based awards under our 2008 Equity Incentive Plan.

SUPERVISORY AGREEMENT

This Supervisory Agreement (Agreement) is made this 23rd day of November, 2009 (Effective Date), by and through the Board of Directors (Board) of Severn Savings Bank, FSB, Annapolis, Maryland, OTS Docket No. 08190 (Association) and the Office of Thrift Supervision (OTS), acting by and through its Regional Director for the Southeast Region (Regional Director).

WHEREAS, based on its March 23, 2009 examination of the Association (2009 ROE), the OTS finds that the Association has engaged in acts and practices that are unsafe or unsound or failed to comply with the requirements of laws or regulations to which the Association is subject; and

WHEREAS, the Association, which is subject to examination, regulation and supervision by the OTS, is taking steps to address the unsafe or unsound acts and practices or violations of law or regulation; and

WHEREAS, in furtherance of their common goal to ensure that the Association continues to address the unsafe or unsound acts and practices or violations of law or regulation, the Association and the OTS have mutually agreed to enter into this Agreement.

NOW THEREFORE, in consideration of the above premises, it is agreed as follows:

Compliance with Laws and Regulations.

1. The Association shall comply with the following laws and regulations:

   (a) 12 C.F.R. § 560.160(a) (concerning Asset Classification);

   (b) 12 C.F.R. § 560.160(b) (concerning Allowance for Loan and Lease Losses);

   (c) 12 C.F.R. Part 570 – Appendix A (concerning Interagency Guidelines Establishing Standards for Safety and Soundness); and

(d) 12 C.F.R. 563.161(a)(2) (concerning adequate liquidity).

Business Plan.

2. Within sixty (60) days, the Association shall submit a new comprehensive business plan for calendar years 2010, 2011, and 2012 (Business Plan) that is acceptable to the Regional Director. At a minimum, the Business Plan shall include:

(a) plans and strategies to restructure the Association's operations, strengthen and improve the Association's earnings, reduce expenses, and achieve positive core income and profitability on a consistent basis;

(b) strategies for ensuring that the Association has the financial and personnel resources necessary to implement and adhere to the Business Plan, adequately support the Association's risk profile, maintain compliance with applicable regulatory capital requirements, comply with this Agreement, and maintain appropriate levels of liquidity;

(c) quarterly pro forma financial projections (balance sheet, capital forecasts, and income statement) and rolling four quarter budget; and

(d) identification of all relevant assumptions made in formulating the Business Plan and retention of documentation supporting such assumptions.

3. Upon receipt of written notification from the Regional Director that the Business Plan is acceptable, the Association shall implement the Business Plan. A copy of the Business Plan and the Board meeting minutes reflecting the Board's adoption thereof shall be provided to the Regional Director within ten (10) days after the Board meeting.

4. Any material modifications[1] to the Business Plan must receive the prior written non-objection of the Regional Director. The Association shall submit proposed modifications to the Regional Director at least forty-five (45) days prior to implementation of the proposed material modification.

5. Within forty-five (45) days after the close of each calendar quarter, beginning with the calendar quarter ending December 31, 2009, the Board shall review quarterly variance reports on the Association's compliance with the revised Business Plan (Quarterly Business Plan Variance Reports). The Quarterly Business Plan Variance Reports shall:

(a) identify material variances in the Association's actual performance during the preceding quarter as compared to the projections set forth in the revised Business Plan;

(b) contain an analysis and explanation of identified variances; and

(c) discuss the specific measures taken or to be taken to address identified variances.

6. The Board's review of the Quarterly Business Plan Variance Reports, assessment of the Association's compliance with the revised Business Plan, and any corrective actions taken by the Board shall be fully documented in the Board meeting minutes. A copy of the Quarterly Business Plan Variance Report and the Board meeting minutes detailing the Board's review shall be provided to the Regional Director within ten (10) days after the Board meeting.

Problem Assets.

7. Within thirty (30) days, the Association shall submit a detailed, written plan with specific

---

[1] A modification shall be considered material under this section of the Agreement if the Association plans to: (a) engage in any activity that is inconsistent with the revised Business Plan; or (b) exceed the level of any activity contemplated in the revised Business Plan or fail to meet target amounts established in the revised Business Plan by more than ten percent (10%), unless the activity involves assets risk-weighted fifty percent (50%) or less, in which case a variance of more than twenty-five percent (25%) shall be deemed to be a material modification.

strategies, targets and timeframes to reduce[2] the Association's level of criticized assets[3] (Problem Asset Plan). At a minimum, the Problem Asset Plan shall include the preparation of individual written specific workout plans for each criticized asset and delinquent loan or group of loans to any one borrower or loan relationship of one million five hundred thousand ($1,500,000) or greater (Asset Workout Plans).

8. Within forty-five (45) days after the end of each calendar quarter, beginning with the quarter ending December 31, 2009, Management shall prepare and the Board shall review a quarterly written asset status report (Quarterly Asset Report). The Quarterly Asset Report shall include, at a minimum:

(a) the current status of all Asset Workout Plans;

(b) a detailed analysis of the calculation and adequacy of the Association's ALLL levels and comparison of ALLL levels to the total level of classified assets;

(c) a comparison of classified assets to core and risk based capital;

(d) a comparison of classified assets at the current quarter end with the preceding quarter;

(e) a breakdown of classified assets by type (residential, acquisition and development, construction, land loans, etc.);

(f) an assessment of the Association's compliance with the Problem Asset Plan and Asset Workout Plans; and

(g) a discussion of the actions taken during the preceding quarter to reduce the Association's level of criticized assets and delinquent loans.

---

[2] For purposes of this Paragraph, "reduce" means to collect, sell, charge off, or improve the quality of an asset sufficient to warrant its removal from adverse criticism or classification.

[3] The term "criticized assets" shall include all classified assets, assets designated special mention, all nonperforming assets and all delinquent loans.

9. The Board's review of the Quarterly Asset Reports, and any corrective actions adopted by the Board, shall be fully documented in the appropriate Board meeting minutes. A copy of the Quarterly Asset Report and the Board meeting minutes detailing the Board's review shall be provided to the Regional Director within ten (10) days after the Board meeting.

Allowance for Loan and Lease Losses.

10. Within thirty (30) days, the Association shall revise its policies, procedures, and methodology to ensure the timely establishment and maintenance of an adequate ALLL level in accordance with applicable laws, regulations, and regulatory guidance (ALLL Policy). At a minimum the ALLL Policy shall:

(a) address the comments and adopt the recommendations contained in the 2009 ROE;

(b) address the results of all internal loan reviews and classifications;

(c) require the use of historical loan loss rates of the Association for the preceding twelve (12) months, one month in arrears, covering an expanded segmentation of the Association's loan portfolio, updated quarterly with heavier weighting assigned to rates of the most recent three (3) months;

(d) include an estimate of the potential loss exposure on each significant[4] credit;

(e) address the impact of concentrations of credit, including geographic concentrations;

(f) consider current and prospective market and economic conditions;

(g) provide for and address timely and accurate impairment calculations and fair value calculations that include deductions for reasonable selling expenses; and

---

[4] A credit shall be considered significant for the purposes of assessing, establishing, and maintaining an appropriate level of ALLL if it is/was $500,000 or greater at origination.

(h) conform to the regulatory requirements and guidance contained in: 12 C.F.R. § 560.160(b); the OTS Examination Handbook; the Interagency Policy Statement on ALLL (CEO Memorandum # 250); the Uniform Retail Credit Classification and Account Management Policy (CEO Memorandum # 128); Generally Accepted Accounting Principles (GAAP); and Statements of Financial Accounting Standards (SFAS).

A copy of the ALLL Policy and the Board meeting minutes reflecting the Board's adoption thereof shall be provided to the Regional Director within ten (10) days after the Board meeting.

11. Within forty-five (45) days after the end of each calendar quarter, beginning with the quarter ending December 31, 2009, the Association shall analyze the adequacy of the ALLL consistent with the ALLL Policy (Quarterly ALLL Report). The Board's review of the Quarterly ALLL Report, including all qualitative factors considered in determining the adequacy of the Association's ALLL, shall be fully documented in the Board meeting minutes. Any deficiency in the ALLL shall be remedied by the Association in the quarter in which it is discovered and before the Association files its Thrift Financial Report (TFR) with the OTS.

<u>Interest Reserve Loans.</u>

12. Within thirty (30) days, the Association shall develop and adopt policies and procedures for the use of interest reserves, addressing the comments and incorporating the recommendations contained in the 2009 ROE (Interest Reserve Policy). At a minimum, the Interest Reserve Policy shall:

(a) identify the types of loans that are eligible for interest reserves and establish guidelines and requirements for interest reserves;

(b) establish a limit, expressed as a percentage of capital, for total loans with interest reserves;

(c) establish guidelines, procedures and systems for monitoring loans with interest reserves to ensure the continued repayment of such loans when the reserve period expires and the accurate and timely identification of loans for placement on non-accrual status and classification; and

(d) establish guidelines regarding the refreshment or establishment of additional interest reserves and/or termination of interest reserves.

The Association shall implement and adhere to the Interest Reserve Policy.

13. Within Thirty (30) days, the Association shall submit a written schedule of all outstanding loans with interest reserves, regardless of the funding source for such reserves (Interest Reserve Schedule), to the Regional Director. At a minimum, the Interest Reserve Schedule shall include the following for each loan with interest reserves:

(a) total amount of interest reserves established, which shall include all prior interest reserve amounts;

(b) total amount of interest reserves available and remaining;

(c) loan maturity date and all renewal or extension dates;

(d) projected date that the interest reserves will be depleted; and

(e) funding source for the interest reserves.

14. Within forty-five (45) days after the close of each calendar quarter, beginning with the calendar quarter ending December 31, 2009, the Association shall update its Interest Reserve Schedule. The Board shall review the updated Interest Reserve Schedule and the Board's review, including any corrective actions adopted, shall be fully documented in the Board meeting minutes. A copy of the quarterly Interest Reserve Schedule and the Board meeting minutes detailing the Board's review shall be provided to the Regional Director within ten (10) days after the Board meeting.

Concentrations of Credit.

15. Within thirty (30) days, the Association shall develop a written program for identifying, monitoring, and managing risks associated with concentrations of credit that is acceptable to the Regional Director (Credit Concentration Program). At a minimum the Credit Concentration Program shall:

(a) establish comprehensive and reasonable loan concentration limits applicable to committed amounts, expressed as a percent of total risk-based capital, and document and support the appropriateness of such limits;

(b) establish stratification levels and enhanced risk analysis, monitoring, and management of the concentrations of credit in land loans, construction loans, and nonresidential real estate loans;

(c) contain specific review procedures and reporting requirements, including written reports to the Board, designed to identify, monitor, and control the risks associated with concentrations of credit; and

(d) contain a written action plan, including specific time frames, for reducing the level of concentrations and the risks associated with the Association's concentrations of credit in land loans, construction loans, and nonresidential real estate loans.

16. Upon receipt of notification from the Regional Director that the Credit Concentration Program is acceptable, the Association shall implement and adhere to the Credit Concentration Program.

17. Within forty-five (45) days after the close of each calendar quarter, beginning with the quarter ending December 31, 2009, the Association shall review the appropriateness of established concentration limits and the Association's compliance with the Credit Concentration Program, including the written action plan to reduce the current level of concentrations. The Board's review shall be fully documented in the Board meeting minutes.

Loan Modifications.

18. Within thirty (30) days, the Association shall submit a written Loan Modification Policy (Modification Policy) that is acceptable to the Regional Director. At a minimum, the Modification Policy shall:

(a) establish eligibility criteria that loans must meet to qualify for a modification;

(b) identify acceptable modifications (e.g., a lower or no interest rate, a reduction in principal, a short sale of the underlying collateral property, a lengthier term to maturity, a transfer of assets from the borrower, the substitution or addition of a new borrower, or some combination of these terms) and guidelines and restrictions on such modifications;

(c) identify Association personnel authorized to approve loan modifications and the procedures to be incorporated to monitor all approved modified loans for compliance with the Modification Policy;

(d) require all modified loans to comply with general accepted accounting principles and OTS Thrift Bulletin No. 85, be properly reported on the TFR, and be accurately and timely classified in accordance with the Association's asset classification policies; and

(e) require a written monthly report to the Board, beginning with December 2009 Board meeting, detailing the total number and dollar amount of loan modifications, the number of dollar amount of loans modified since the preceding monthly report, and the types of modifications made. The Board's review, and any corrective actions adopted by the Board, shall be fully documented in the Board meeting minutes.

19. Upon receipt of written notification from the Regional Director that the Modification Policy is acceptable, the Board shall adopt and the Association shall implement the Modification Policy. A copy of the Modification Policy and the Board meeting minutes reflecting the Board's adoption thereof shall be provided to the Regional Director within ten (10) days after the Board meeting.

Internal Asset Review.

20. Within thirty (30) days, the Association shall revise and implement its policies and procedures for identifying and classifying problem assets (Internal Asset Review Program) to ensure that the Internal Asset Review Program provides for accurate and timely identification, classification and reporting of the Association's assets. At a minimum, the Internal Asset Review Program shall:

(a) address all comments and incorporate all recommendations made in the 2009 ROE;

(b) comply with 12 C.F.R. § 560.160, Section II G of Appendix A to the Safety and Soundness Standards of 12 C.F.R. Part 570, Generally Accepted Accounting Principles and Statements of Financial Accounting Standards, including requiring specific valuation allowances or charge-offs for assets classified loss;

(c) conform to the guidance contained in Section 260 of the Examination Handbook (Classification of Assets) and Chief Executive Officer (CEO) Letter # 140 (Effective Internal Asset Review Systems, May 17, 2001); and

(d) require the preparation of a global cash flow analysis for all major borrowers with loan relationships exceeding five million dollars ($5.0 million) to assess the borrower's ability to continue making payments on loans secured by projects that are either non-income producing or not generating sufficient cash flow to service the outstanding debt and evaluate the credit risk associated with such loans.

Violations of Law.

21. Within sixty (60) days, the Board shall ensure that all violations of law, rule, and/or regulation discussed in the Association's 2009 Examination are corrected. Within ninety (90) days, the Board shall prepare, adopt, and thereafter ensure that the Association adheres to specific procedures to prevent future violations.

22. Within thirty (30) days of receipt of any subsequent Report of Examination, internal audit report, independent external audit report, or other report prepared by the Association's employees, agents, or independent contractors, which cites or discusses any violations of law, rule, or regulation, the Board shall prepare, adopt, and thereafter ensure the Association adheres to specific procedures to correct such violations and prevent future violations.

Liquidity.

23. Within thirty (30) days, the Association shall prepare a revised liquidity and funds management policy for the Association that is acceptable to the Regional Director (Liquidity Policy). The Liquidity Policy shall, at a minimum:

(a) address the comments in the 2009 ROE;

(b) conform to applicable regulatory guidance including, but not limited to, OTS Thrift Bulletin 77 and Sections 530 and 560 of the OTS Examination Handbook; and

(c) require the preparation of a written plan to ensure the maintenance of adequate short-term and long-term liquidity to withstand any anticipated or extraordinary demand against its funding base (Liquidity Plan).

24. The Liquidity Plan shall, at a minimum:

(a) include a cash flow analysis that contains reasonable assumptions, identifies anticipated funding needs under varying economic and market conditions and scenarios, discusses the funding sources to meet identified funding needs, identifies those funding sources that are subject to formal arrangements, considers the level and maturity of any brokered deposits, and addresses any contingent liabilities; and

(b) identify alternative funding sources for meeting extraordinary demands or to provide liquidity in the event the sources identified in subparagraph (a) above are insufficient. Such alternative funding sources must consider, at a minimum, the selling of assets, obtaining lines of credit from correspondent banks, recovering charged-off assets, and injecting additional equity capital.

25. Upon receipt of written notification from the Regional Director that the Liquidity Policy is acceptable, the Board shall adopt and the Association shall implement the Liquidity Policy. A copy of the Liquidity Policy and the Board meeting minutes reflecting the Board's adoption thereof shall be provided to the Regional Director within ten (10) days after the Board meeting.

26. Effective immediately, Management shall prepare a written monthly assessment of the Association's current liquidity position (Liquidity Report). Upon adoption of the Liquidity Policy by the Board, the Liquidity Report shall include an assessment of the Association's compliance with the Liquidity Policy and the Liquidity Plan. The Liquidity Report shall consider:

(a) a maturity schedule of certificates of deposit, including large uninsured deposits;

(b) the volatility of demand deposits including escrow deposits;

(c) the amount and type of loan commitments and standby letters of credit;

(d) an analysis of the continuing availability and volatility of present funding sources;

(e) an analysis of the impact of decreased cash flow from the Association's loan portfolio resulting from delinquent and non-performing loans; and

(f) an analysis of the impact of decreased cash flow from the sale of loans or loan participations.

27. At each monthly Board meeting, beginning with the December 2009 meeting, Management shall submit copies of the Liquidity Report for the preceding month to the Board for review. The Board's review of the Liquidity Report, and any corrective actions adopted by the Board, shall be fully documented in the Board meeting minutes.

28. Within five (5) days after receipt of any results of the Federal Home Loan Bank's onsite collateral review, including any actions taken by the FHLB that would increase collateral requirements or reduce borrowing capacity, the Association shall notify the Regional Director of the results and actions.

Brokered Deposits.

29. Effective immediately, the Association is prohibited from increasing the dollar amount of brokered deposits[5] at the Association without receiving the prior written approval or non-objection of the Regional Director. The Association's written request for such approval or non-objection should be submitted to the Regional Director at least forty-five (45) days prior to the anticipated date of acceptance of additional brokered deposits.

30. Within forty-five (45) days after the end of each calendar quarter, beginning with the calendar

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[5] The term "brokered deposit" is defined at 12 C.F.R. § 337.6(a)(2).

quarter ending December 31, 2009, Management shall submit to the Board for review a written report detailing the level of brokered deposits for each month within the quarter (Brokered Deposit Report). The Board shall review the Brokered Deposit Report to ensure the Association's compliance with this Agreement. A copy of the Board meeting minutes detailing the Board's review, including any corrective actions, and a copy of the Brokered Deposit Report shall be provided to the Regional Director within ten (10) days after the Board meeting.

Dividends.

31. Effective immediately, the Association shall pay no dividends or make any other capital distributions, as that term is defined in 12 C.F.R. § 563.141, without receiving the prior written approval of the Regional Director. The Association's written request for written approval shall be submitted to the Regional Director at least forty-five (45) days prior to the anticipated date of the proposed dividend payment or distribution of capital.

Restrictions.

32. Effective immediately, the Association shall not pay or agree to pay any director or other board related fees to members of the board of the Association's parent holding company, Severn Bancorp.

33. Effective immediately, the Association shall pay or agree to pay quarterly estimated tax payments only in the amount of the Association's stand alone tax liability.

Severance and Indemnification Payments.

34. Effective immediately, the Association shall not make any golden parachute payment[6] or any prohibited indemnification payment[7] unless, with respect to each such payment, the Association has complied with the requirements of 12 C.F.R. Part 359 and, as to indemnification payments, 12 C.F.R. § 545.121.

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[6] The term "golden parachute payment" is defined at 12 C.F.R. § 359.1(f).

[7] The term "prohibited indemnification payment" is defined at 12 C.F.R. § 359.1(l).

Directorate and Management Changes.

35. Effective immediately, the Association shall comply with the prior notification requirements for changes in directors and Senior Executive Officers[8] set forth in 12 C.F.R. Part 563, Subpart H.

Employment Contracts and Compensation Arrangements.

36. Effective immediately, the Association shall not enter into any new, or renew, extend, or revise any existing, contractual arrangement relating to compensation or benefits for any Senior Executive Officer or director of the Association, unless it first provides the OTS with not less than thirty (30) days prior written notice of the proposed transaction. The notice to the OTS shall include a copy of the proposed employment contract or compensation arrangement or a detailed, written description of the compensation arrangement to be offered to such officer or director, including all benefits and perquisites. The Board shall ensure that any contract, agreement, or arrangement submitted to the OTS fully complies with the requirements of 12 C.F.R. Part 359, 12 C.F.R. §§ 563.39 and 563.161(b), and 12 C.F.R. Part 570 – Appendix A.

Third Party Contracts.

37. Effective immediately, the Association shall not enter into any new arrangement or contract with a third party service provider that is outside the normal course of business or otherwise in excess of One Hundred Thousand Dollars ($100,000) per arrangement or contract per year unless, with respect to each such contract, the Association has (a) provided the OTS with a minimum of thirty (30) days prior written notice of such arrangement or contract and (b) received written notice of non-objection from the Regional Director.

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[8] The term "Senior Executive Officer" is defined at 12 C.F.R. § 563.555.

Board Compliance Committee.

38. Within thirty (30) days, the Board shall appoint a committee (Regulatory Compliance Committee) comprising three or more non-employee directors to monitor and coordinate the Association's compliance with the provisions of this Agreement and the completion of all corrective action required in the 2009 ROE.

39. Within thirty (30) days after the end of each calendar quarter, beginning with the quarter ending December 31, 2009, the Regulatory Compliance Committee shall submit a written progress report to the Board detailing the actions taken to comply with each provision of this Agreement, any additional corrective actions contained in the 2009 ROE, and the results of all such actions. The Board shall review the Regulatory Compliance Committee's progress report and adopt a resolution: (i) certifying that each director has reviewed the progress report; (ii) detailing the Association's compliance with the provisions of this Agreement and the corrective actions contained in the 2009 ROE; (iii) identifying each instance of noncompliance; and (iv) setting forth in detail additional corrective actions or steps adopted or required by the Board to address each instance of noncompliance.

40. Within forty-five (45) days after the end of each calendar quarter, the Board shall submit to the Regional Director: (i) a copy of the Regulatory Compliance Committee's quarterly progress report required by Paragraph 39 of this Agreement; and (ii) a copy of the Board resolution required by Paragraph 39 of this Agreement, including the Board meeting minutes. Nothing contained herein shall diminish the responsibility of the entire Board to ensure the Association's compliance with the provisions of this Agreement.

Effective Date.

41. This Agreement is effective on the Effective Date as shown on the first page.

Duration.

42. This Agreement shall remain in effect until terminated, modified, or suspended, by written notice of such action by the OTS, acting by and through its authorized representatives.

Time Calculations.

43. Calculation of time limitations for compliance with the terms of this Agreement run from the Effective Date and shall be based on calendar days, unless otherwise noted.

44. The Regional Director may extend any of the deadlines set forth in the provisions of this Agreement upon written request by the Association that includes reasons in support for any extension. Any OTS extension shall be made in writing.

Submissions and Notices.

45. All submissions, including progress reports, to the OTS that are required by or contemplated by the Agreement shall be submitted within the specified timeframes.

46. Except as otherwise provided herein, all submissions, requests, communications, consents or other documents relating to this Agreement shall be in writing and sent by first class U.S. mail (or by reputable overnight carrier, electronic facsimile transmission or hand delivery by messenger) addressed as follows:

(a) To the OTS:
Regional Director
1475 Peachtree St., N.E.
Atlanta, Georgia 30309

(b) To the Association:
Board of Directors
c/o Alan J. Hyatt, Chairman
Severn Savings Bank, FSB
200 Westgate Circle
Annapolis, Maryland 21401

No Violations Authorized.

47. Nothing in this Agreement shall be construed as allowing the Association, its Board, officers or employees to violate any law, rule, or regulation.

OTS Authority Not Affected.

48. Nothing in this Agreement shall inhibit, estop, bar, or otherwise prevent the OTS from taking any other action affecting the Association if at any time the OTS deems it appropriate to do so to fulfill the responsibilities placed upon the OTS by law.

Other Governmental Actions Not Affected.

49. The Association acknowledges and agrees that its execution of the Agreement is solely for the purpose of resolving the matters addressed herein, consistent with Paragraph 48 above, and does not otherwise release, discharge, compromise, settle, dismiss, resolve, or in any way affect any actions, charges against, or liability of the Association that arise pursuant to this action or otherwise, and that may be or have been brought by any governmental entity other than the OTS.

Miscellaneous.

50. The laws of the United States of America shall govern the construction and validity of this Agreement.

51. If any provision of this Agreement is ruled to be invalid, illegal, or unenforceable by the decision of any Court of competent jurisdiction, the validity, legality, and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby, unless the Regional Director in his or her sole discretion determines otherwise.

52. All references to the OTS in this Agreement shall also mean any of the OTS's predecessors, successors, and assigns.

53. The section and paragraph headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

54. The terms of this Agreement represent the final agreement of the parties with respect to the subject matters thereof, and constitute the sole agreement of the parties with respect to such subject matters.

Enforceability of Agreement.

55. This Agreement is a "written agreement" entered into with an agency within the meaning and for the purposes of 12 U.S.C. § 1818.

[Remainder of Page Intentionally Left Blank]

WHEREFORE, the OTS, acting by and through its Regional Director, and the Board of the Association, hereby execute this Agreement.

SEVERN SAVINGS BANK, FSB
Annapolis, Maryland

By: *_/s/ Alan J. Hyatt_*
Alan J. Hyatt, Chairman

OFFICE OF THRIFT SUPERVISION

By: *_/s/ James G. Price_*
James G. Price
Regional Director, Southeast Region

Date: See Effective Date on page 1

DIRECTORS' SIGNATURES

/s/ Melvin E. Meekins, Jr.
Melvin E. Meekins, Jr., Director

*_/s/ T. Theodore Schultz_*
T. Theodore Schultz, Director

*_/s/ Eric Keitz_*
Eric Keitz, Director

*_/s/ Albert W. Shields_*
Albert W. Shields, Director

*_/s/ Melvin Hyatt_*
Melvin Hyatt, Director

*_/s/ Ronald P. Pennington_*
Ronald P. Pennington, Director

*_/s/ John A. Lamon, III_*
John A. Lamon, III, Director

*_/s/ Konrad M. Wayson_*
Konrad M. Wayson, Director

SUPERVISORY AGREEMENT

This Supervisory Agreement (Agreement) is made this 23rd day of November, 2009 (Effective Date), by and through the Board of Directors (Board) of Severn Bancorp, Inc., Annapolis, Maryland, OTS Docket No. H1799 (Holding Company), and the Office of Thrift Supervision (OTS), acting by and through its Regional Director for the Southeast Region (Regional Director).

WHEREAS, based on its March 23, 2009 examination of the Holding Company, the OTS finds that the Holding Company has engaged in acts and practices that are unsafe or unsound; and

WHEREAS, the Holding Company, which is subject to examination, regulation and supervision by the OTS, is taking steps to address the acts and practices that are unsafe or unsound; and

WHEREAS, in furtherance of their common goal to ensure that the Holding Company continues to address the unsafe or unsound acts or practices, the Holding Company and the OTS have mutually agreed to enter into this Agreement.

NOW THEREFORE, in consideration of the above premises, it is agreed as follows:

Business Plan.

1. Within sixty (60) days, the Board shall the Board shall submit a new comprehensive business plan for calendar years 2010, 2011, and 2012 that is acceptable to the Regional Director (Business Plan). The Business Plan shall set forth the Board's strategies for improving the financial strength and condition of the Holding Company and its wholly owned subsidiary, Severn Savings Bank, FSB, Annapolis, Maryland, OTS Docket No. 08190 (Association). At a minimum, the Business Plan shall:

(a) include a detailed discussion of the Board's plans and strategies to improve the operations, earnings, and profitability of the Holding Company and its wholly owned subsidiary, Severn Savings Bank, FSB, Annapolis, Maryland, OTS Docket No. 08190 including plans for reducing the Holding Company's debt levels;

(b) detail the Board's strategies for ensuring that the Holding Company and Association have and maintain the financial resources to implement and adhere to the Business Plan, adequately support the Holding Company and Association's risk profile, ensure adequate liquidity, and maintain compliance with applicable regulatory capital requirements; and

(c) include quarterly pro forma financial projections (balance sheet, capital forecasts, and income statement) and budget.

2. Upon receipt of written notification from the Regional Director that the Business Plan is acceptable, the Association shall implement and adhere to the Business Plan. A copy of the Business Plan and the Board meeting minutes reflecting the Board's adoption thereof shall be provided to the Regional Director within ten (10) days after the Board meeting.

3. Any material modifications to the Business Plan shall be submitted to the Regional Director for approval at least forty-five (45) days prior to implementation. A modification shall be considered material under this section of the Order if the Holding Company plans to engage in any activity that is inconsistent with the Business Plan.

Dividends.

4. Effective immediately, the Holding Company shall neither accept nor request that the Association make or pay any dividends or other capital distributions, as that term is defined in 12 C.F.R. § 563.141, or commit to make or pay dividends or any other capital distributions, without receiving the prior written non-objection of the Regional Director. The Holding Company's written request for non-objection shall be submitted to the Regional Director at least forty-five (45) days prior to the anticipated date of the proposed dividend payment or distribution of capital.

5. Effective immediately, the Holding Company shall not declare or pay any dividends or other capital distributions without the prior written non-objection of the Regional Director. The Holding Company's written request for non-objection shall be submitted to the Regional Director at least forty-five (45) days prior to the anticipated date of the proposed dividend payment or distribution of capital.

Debt Limitations.

6. Effective immediately, the Holding Company shall not (a) incur, issue, renew, or rollover any debt or debt securities, increase any current lines of credit, guarantee the debt of any entity, or otherwise incur any additional debt without receiving the prior written non-objection of the Regional Director or (b) authorize or permit any subsidiary of the Holding Company from incurring, issuing, renewing, or rolling over any debt or debt securities, increasing any current lines of credit, guaranteeing the debt of any entity, or otherwise incurring any additional debt without receiving the prior written non-objection of the Regional Director. All written requests to the Regional Director shall include, at a minimum, a statement regarding the purpose of the debt, the terms of the debt, the planned source(s) for debt

repayment, and an analysis of the cash flow resources available to meet such debt repayment. The Holding Company's written request for such non-objection shall be submitted to the Regional Director at least forty-five (45) days prior to the anticipated date of the proposed debt issuance, renewal, or rollover.

7. Effective immediately, the Holding Company shall not, directly or indirectly, purchase or redeem any shares of its stock without the prior written non-objection of the Regional Director. The Holding Company's written request for such non-objection shall be submitted to the Regional Director at least forty-five (45) days prior to the anticipated date of the proposed stock purchase or redemption.

Thrift Oversight.

8. Effective immediately, the Holding Company shall ensure the Association's compliance with applicable laws, rules, regulations, and agency guidance and all the terms of the Supervisory Agreement issued by the OTS against the Association on ________________, 2009.

Severance Payments.

9. Effective immediately, the Holding Company shall not make any golden parachute payment[9] unless, with respect to each such payment, the Holding Company has complied with the requirements of 12 C.F.R. Part 359 and, as to indemnification payments, 12 CFR § 545.121.

Directorate and Management Changes.

10. Effective immediately, the Holding Company shall comply with the prior notification requirements for changes in directors and Senior Executive Officers set forth in 12 C.F.R. Part 563, Subpart H.

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[9] The term "golden parachute payment" is defined at 12 C.F.R. § 359.1(f).

Tax Sharing Agreement.

11. Within thirty (30) days, the Holding Company shall submit a new tax sharing agreement to the Regional Director that conforms to the Interagency Policy Statement on Income Tax Allocation in a Holding Company Structure contained in OTS Chief Executive Officer Memorandum No. 98 and is acceptable to the Regional Director (Tax Sharing Agreement). Upon receipt of written notification from the Regional Director that the Tax Sharing Agreement is acceptable, the Holding Company shall implement and adhere to, and shall ensure the Association's compliance with, the terms of the Tax Sharing Agreement.

Effective Date.

12. This Agreement is effective on the Effective Date as shown on the first page.

Duration.

13. This Agreement shall remain in effect until terminated, modified or suspended, by written notice of such action by the OTS, acting by and through its authorized representatives.

Time Calculations.

14. Calculation of time limitations for compliance with the terms of this Agreement run from the Effective Date and shall be based on calendar days, unless otherwise noted.

15. The Regional Director may extend any of the deadlines set forth in the provisions of this Agreement upon written request by the Holding Company that includes reasons in support for any extension. Any OTS extension shall be made in writing.

Submissions and Notices.

16. All submissions, including progress reports, to the OTS that are required by or contemplated by the Agreement shall be submitted within the specified timeframes.

17. Except as otherwise provided herein, all submissions, requests, communications, consents or other documents relating to this Agreement shall be in writing and sent by first class U.S. mail (or by reputable overnight carrier, electronic facsimile transmission or hand delivery by messenger) addressed as follows:

(a) To the OTS:
Regional Director
Office of Thrift Supervision
1475 Peachtree St., N.E.
Atlanta, Georgia 30309
404.897.1861 (Fax)

(b) To the Holding Company:
Board of Directors
c/o Alan J. Hyatt, Chairman
Severn Bancorp, Inc.
200 Westgate Circle
Annapolis, MD

No Violations Authorized.

18. Nothing in this Agreement shall be construed as allowing the Holding Company, its Board, officers or employees to violate any law, rule, or regulation.

OTS Authority Not Affected.

19. Nothing in this Agreement shall inhibit, estop, bar or otherwise prevent the OTS from taking any other action affecting the Holding Company if at any time the OTS deems it appropriate to do so to fulfill the responsibilities placed upon the OTS by law.

Other Governmental Actions Not Affected.

20. The Holding Company acknowledges and agrees that its execution of the Agreement is solely for the purpose of resolving the matters addressed herein, consistent with Paragraph 19 above, and does not otherwise release, discharge, compromise, settle, dismiss, resolve, or in any way affect any actions, charges against, or liability of the Holding Company that arise pursuant to this action or otherwise, and that may be or have been brought by any governmental entity other than the OTS.

Miscellaneous.

21. The laws of the United States of America shall govern the construction and validity of this Agreement.

22. If any provision of this Agreement is ruled to be invalid, illegal, or unenforceable by the decision of any Court of competent jurisdiction, the validity, legality, and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby, unless the Regional Director in his or her sole discretion determines otherwise.

23. All references to the OTS in this Agreement shall also mean any of the OTS's predecessors, successors, and assigns.

24. The section and paragraph headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

25. The terms of this Agreement represent the final agreement of the parties with respect to the subject matters thereof, and constitute the sole agreement of the parties with respect to such subject matters.

Enforceability of Agreement.

26. This Agreement is a "written agreement" entered into with an agency within the meaning and for the purposes of 12 U.S.C. § 1818.

[Remainder of Page Intentionally Left Blank]

WHEREFORE, the OTS, acting by and through its Regional Director, and the Board of the Holding Company, hereby execute this Agreement.

SEVERN BANCORP, INC.
Annapolis, Maryland

By: */s/ Alan J. Hyatt*
Alan J. Hyatt, Chairman

OFFICE OF THRIFT SUPERVISION

By: */s/ James G. Price*
James G. Price
Regional Director, Southeast Region

Date: See Effective Date on page 1

DIRECTORS' SIGNATURES

/s/ Melvin E. Meekins, Jr.
Melvin E. Meekins, Jr., Director

/s/ T. Theodore Schultz
T. Theodore Schultz, Director

/s/ Ronald P. Pennington
Ronald P. Pennington, Director

/s/ Albert W. Shields
Albert W. Shields, Director

/s/ Melvin Hyatt
Melvin Hyatt, Director

/s/ Konrad M. Wayson
Konrad M. Wayson, Director

/s/ John A. Lamon, III
John A. Lamon, III, Director

Subsidiaries of Severn Bancorp, Inc.

The following is a list of subsidiaries of Severn Bancorp, Inc. at December 31, 2009. All entities listed below are subsidiaries of Severn Bancorp, Inc. and, if indented, subsidiaries of the entity under which they are listed.

Entity	Jurisdiction of Formation
Severn Savings Bank, FSB.	United States of America (federally chartered savings association)
Louis Hyatt, Inc. (d/b/a Hyatt Commercial)	Maryland
HS West, LLC	Maryland
Severn Financial Services Corporation	Maryland
SSB Realty Holdings, LLC	Maryland
SSB Realty Holdings II, LLC	Maryland
Homeowners Title and Escrow Corporation	Maryland
SBI Mortgage Company	Maryland
Crownsville Development Corporation (d/b/a Annapolis Equity Group)	Maryland
Crownsville Holdings I, LLC	Maryland

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Severn Bancorp, Inc. and Subsidiaries
Annapolis, Maryland

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-156343) and Forms S-8 (No. 333-152657 and No. 333-133242) of Severn Bancorp, Inc. and Subsidiaries of our report dated March 15, 2010, relating to the consolidated financial statements, which appears in this Annual Report on Form 10-K.

ParenteBeard LLC

Lancaster, Pennsylvania
March 15, 2010

Exhibit 31.1

Certification of Principal Executive Officer

I, Alan J. Hyatt, certify that:

1) I have reviewed this annual report on Form 10-K of Severn Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the consolidated financial statements, and other consolidated financial information included in this report, fairly present in all material respects the consolidated financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2010

/s/ Alan J. Hyatt
President and Chief Executive Officer

Exhibit 31.2

Certification of Principal Financial Officer

I, Thomas G. Bevivino, certify that:

1) I have reviewed this annual report on Form 10-K of Severn Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the consolidated financial statements, and other consolidated financial information included in this report, fairly present in all material respects the consolidated financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2010

/s/ Thomas G. Bevivino
Executive Vice President
and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), each of the undersigned officers of Severn Bancorp, Inc. ("Bancorp") does hereby certify with respect to the Annual Report of Bancorp on Form 10-K for the period ended December 31, 2009 (the "Report") that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Bancorp.

SEVERN BANCORP, INC.

Date: March 15, 2010

/s/ Alan J. Hyatt
Alan J. Hyatt, President, Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

Date: March 15, 2010

/s/ Thomas G. Bevivino
Thomas G. Bevivino, Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 99.1

CERTIFICATION
PURSUANT TO 31 C.F.R. § 30.15

I, Alan J. Hyatt, certify, based on my knowledge, that:

(i) The compensation committee of Severn Bancorp, Inc. ("Bancorp") has discussed, reviewed, and evaluated the senior executive officer (SEO) compensation plans and the employee compensation plans and the risks these plans pose to Bancorp at least every six months during the period beginning on the later of September 14, 2009, or ninety days after the closing date of the agreement between the TARP recipient and Treasury, and ending with the last day of the TARP recipient's fiscal year containing that date (the applicable period);

(ii) The compensation committee of Bancorp has identified and limited during the applicable period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Bancorp, and during that same applicable period has identified any features of the employee compensation plans that pose risks to Bancorp and has limited those features to ensure that Bancorp is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during the applicable period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Bancorp to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Bancorp will certify to the reviews of the SEO compensation plan and employee compensation plan required under (i) and (iii) above;

(v) The compensation committee Bancorp will provide a narrative description of how it limited during any part of the most recently completed fiscal year that included a TARP period the features in

(a) SEO compensation plan that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Bancorp;

(b) Employee compensation plans that unnecessarily expose Bancorp to risks; and

(c) Employee compensation plans that could encourage the manipulation of reported earnings of Bancorp to enhance the compensation of an employee;

(vi) There were no bonus payments, as defined in the regulations and guidance established under section 111 of EESA, granted during Bancorp's last completed fiscal year; therefore the regulations and guidance established under section 111 of EESA that requires bonus payments of SEOs and the twenty next most highly compensated employees be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria, was not applicable;

(vii) Bancorp has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to an SEO or any of the next five most highly compensated employees during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(viii) Bancorp has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(ix) The board of directors of Bancorp has established an excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, has provided this policy to Treasury and its primary regulatory agency, and Bancorp and its employees have complied with this policy during the applicable period; and any expenses that, pursuant to this policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility, were properly approved;

(x) Bancorp will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(xi) Bancorp will disclose the amount, nature, and justification for the offering during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Bancorp will disclose whether Bancorp, the board of directors of Bancorp, or the compensation committee of Bancorp has engaged during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Bancorp has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(xiv) Bancorp has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Bancorp and Treasury, including any amendments;

(xv) Bancorp has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year and the most recently completed fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and the most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both.

March 15, 2010

/s/ Alan J. Hyatt
President and Executive Vice President
(Principal Executive Officer)

Exhibit 99.2

CERTIFICATION
PURSUANT TO 31 C.F.R. § 30.15

I, Thomas G. Bevivino, certify, based on my knowledge, that:

(i) The compensation committee of Severn Bancorp, Inc. ("Bancorp") has discussed, reviewed, and evaluated the senior executive officer (SEO) compensation plans and the employee compensation plans and the risks these plans pose to Bancorp at least every six months during the period beginning on the later of September 14, 2009, or ninety days after the closing date of the agreement between the TARP recipient and Treasury, and ending with the last day of the TARP recipient's fiscal year containing that date (the applicable period);

(ii) The compensation committee of Bancorp has identified and limited during the applicable period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Bancorp, and during that same applicable period has identified any features of the employee compensation plans that pose risks to Bancorp and has limited those features to ensure that Bancorp is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during the applicable period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Bancorp to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Bancorp will certify to the reviews of the SEO compensation plan and employee compensation plan required under (i) and (iii) above;

(v) The compensation committee Bancorp will provide a narrative description of how it limited during any part of the most recently completed fiscal year that included a TARP period the features in

(a) SEO compensation plan that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Bancorp;

(b) Employee compensation plans that unnecessarily expose Bancorp to risks; and

(c) Employee compensation plans that could encourage the manipulation of reported earnings of Bancorp to enhance the compensation of an employee;

(vi) There were no bonus payments, as defined in the regulations and guidance established under section 111 of EESA, granted during Bancorp's last completed fiscal year; therefore the regulations and guidance established under section 111 of EESA that requires bonus payments of SEOs and the twenty next most highly compensated employees be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria, was not applicable;

(vii) Bancorp has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to an SEO or any of the next five most highly compensated employees during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(viii) Bancorp has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(ix) The board of directors of Bancorp has established an excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, has provided this policy to Treasury and its primary regulatory agency, and Bancorp and its employees have complied with this policy during the applicable period; and any expenses that, pursuant to this policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility, were properly approved;

(x) Bancorp will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(xi) Bancorp will disclose the amount, nature, and justification for the offering during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Bancorp will disclose whether Bancorp, the board of directors of Bancorp, or the compensation committee of Bancorp has engaged during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) Bancorp has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(xiv) Bancorp has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Bancorp and Treasury, including any amendments;

(xv) Bancorp has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year and the most recently completed fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and the most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both.

March 15, 2010

/s/ Thomas G. Bevivino
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Severn Bancorp, Inc.

200 Westgate Circle, Suite 200, Annapolis, Maryland 21401

March 19, 2010

To the Stockholders of Severn Bancorp, Inc.:

You are cordially invited to attend the Annual Meeting of Stockholders of Severn Bancorp, Inc. to be held on Thursday, April 22, 2010, at 9:00 a.m. Eastern Time, at The Severn Bank Building, 200 Westgate Circle, Annapolis, MD 21401.

At the Annual Meeting, you will be asked to elect two directors to serve for a three-year term, ratify the appointment of ParenteBeard LLC (formerly Beard Miller Company LLP) as independent auditor of Severn Bancorp, Inc. for the year ending December 31, 2010, vote on a non-binding advisory proposal concerning our executive compensation, and transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

The Board of Directors unanimously recommends that you vote FOR the election of both of the Board's nominees for election as directors, FOR the ratification of ParenteBeard LLC as independent auditor for Severn Bancorp, Inc., and FOR the approval of the non-binding advisory proposal concerning our executive compensation. We encourage you to read the accompanying Proxy Statement, which provides information about Severn Bancorp, Inc. and the matters to be considered at the Annual Meeting.

It is important that your shares be represented at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, you are requested to complete, date, sign and return the enclosed proxy card in the enclosed postage paid envelope. Any proxy given may be revoked by you in writing or in person at any time prior to its exercise.

Sincerely,



Alan J. Hyatt
Chairman, President and
Chief Executive Officer

SEVERN BANCORP, INC.
200 Westgate Circle, Suite 200
Annapolis, Maryland 21401
(410) 260-2000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON
April 22, 2010

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Severn Bancorp, Inc. will be held at The Severn Bank Building, 200 Westgate Circle, Annapolis, Maryland 21401 on Thursday, April 22, 2010, at 9:00 a.m., Eastern Time, and at any adjournments thereof, for the following purposes, all of which are more completely set forth in the accompanying Proxy Statement:

1. To elect Albert W. Shields and Eric M. Keitz to serve as directors for a three-year term;

2. To ratify the appointment of ParenteBeard LLC (formerly Beard Miller Company LLP) as independent auditor for Severn Bancorp, Inc. for the year ending December 31, 2010;

3. To provide a non-binding advisory vote on Severn Bancorp Inc.'s executive compensation; and

4. To transact such other business as may properly come before the Annual Meeting and any postponements or adjournments of the Annual Meeting.

Except for procedural matters, the Board of Directors is not aware of any other matters that may come before the Annual Meeting and any adjournments of the Annual Meeting.

Stockholders of record at the close of business on March 8, 2010 are entitled to notice of and to vote at the Annual Meeting and at any adjournments of the Annual Meeting.

By Order of the Board of Directors



Thomas G. Bevivino
Secretary

Annapolis, Maryland
March 19, 2010

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER YOU OWN. EVEN IF YOU PLAN TO BE PRESENT, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENVELOPE PROVIDED. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO ITS EXERCISE.

PROXY STATEMENT
FOR
SEVERN BANCORP, INC.
200 WESTGATE CIRCLE, SUITE 200
ANNAPOLIS, MARYLAND 21401
(410) 260-2000

This proxy statement contains information about the annual meeting of stockholders of Severn Bancorp, Inc. to be held on Thursday, April 22, 2010, at 9:00 a.m. Eastern Time at The Severn Bank Building, 200 Westgate Circle, Annapolis, Maryland 21401 (the "Annual Meeting").

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Why did you send me this proxy statement?

Severn Bancorp, Inc. (the "Company") sent you this Proxy Statement and the enclosed proxy card because you were a stockholder of the Company on March 8, 2010, the record date for the Annual Meeting (the "Record Date"). The Company's Board of Directors chose this day as the record date for stockholders entitled to vote at the Annual Meeting. The Board of Directors is soliciting your proxy to be voted at the Annual Meeting.

This Proxy Statement summarizes the information you need to know to cast an informed vote at the Annual Meeting. However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

The Company began sending this Proxy Statement, Notice of Annual Meeting and the enclosed proxy card on or about March 19, 2010 to all stockholders entitled to vote. On the Record Date, there were 10,066,679 shares of the Company's common stock issued and outstanding. The Company's Annual Report to Stockholders, which includes the annual report on Form 10-K for the fiscal year ended December 31, 2009, accompanies this Proxy Statement.

How do I vote by proxy?

You vote your proxy by completing the enclosed proxy card in accordance with its instructions, signing and dating the proxy card and returning it in the postage-paid envelope. Your vote is important. **Whether you plan to attend the Annual Meeting or not, the Company urges you to complete, sign and date the enclosed proxy card and to return it promptly in the envelope provided. Returning the proxy card will not affect your right to attend the Annual Meeting and vote.**

If you properly fill in your proxy card and send it to us in time to vote, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board of Directors as follows:

- "FOR" the election of both of the nominees for director; and
- "FOR" ratification of the appointment of ParenteBeard LLC as independent auditor for the year ending December 31, 2010; and
- "FOR" approval of the non-binding advisory vote on the Company's executive compensation.

In addition, the proxy card confers authority on the proxy named in the proxy card to vote with respect to:

1. The election of any person as a director should the nominee be unable to serve or, for good cause, will not serve;

2. Other proposals for which management did not have notice by February 22, 2010; and

3. Matters incidental to the conduct of the Annual Meeting.

On these other matters, your proxy will vote in accordance with the recommendation of the Board of Directors, or, if no recommendation is given, in their own discretion. At the time this Proxy Statement was mailed, the Company knew of no matters that needed to be acted upon at the Annual Meeting, other than those discussed in this Proxy Statement.

If you hold your shares in "street name" through your broker, bank or other nominee, you must vote in accordance with the voting instructions provided by that institution.

How many votes do I have?

The number of votes you have is dependent on the number of shares of common stock you own. Each share of common stock entitles you to one vote. The proxy card indicates the number of shares of common stock that you own.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy, you may change your vote at any time before the proxy is exercised if you file with the Secretary of the Company either a notice of revocation or a duly executed proxy bearing a later date. You may also revoke the proxy if you attend the meeting in person and so request. Attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

How do I vote in person?

If you plan to attend the meeting and vote in person, the Company will give you a ballot form when you arrive. However, if you hold your shares in "street name" through your broker, bank, or other nominee, you must bring a proxy card and letter from the nominee authorizing you to vote the shares and indicating that you were the beneficial owner of the shares on March 8, 2010, the record date for voting.

What constitutes a quorum?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the Annual Meeting. Proxies that are marked as abstentions and broker non-votes (described below) will be included in the calculation of the number of shares considered to be present at the Annual Meeting.

What vote is required for each proposal?

The two nominees for director who receive the most votes at the Annual Meeting will be elected. Abstentions, "withhold authority to vote", and broker non-votes will have no effect on the results of the vote, although they will be considered present for the purpose of determining the presence of a quorum.

To ratify the selection of the independent auditor and to approve the non-binding advisory vote on the Company's executive compensation, the proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting. Abstentions and broker non-votes will have no effect on the results of the vote, although they will be considered present for the purpose of determining the presence of a quorum.

To approve any other matter that may properly come before the Annual Meeting, generally, the proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting. However, there may be occasions where a greater vote is required by law, the Company's Articles of Incorporation or Bylaws.

What is a broker non-vote?

If you are a beneficial owner whose shares are held of record by a broker, bank or other nominee, you must instruct the broker, bank or other nominee how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker, bank or other nominee does not have discretionary authority to vote. This is called a "broker non-vote." In these cases, the broker, bank or other nominee can register your shares as being present at the Annual Meeting for purposes of determining the presence of a quorum but will not be able to vote on those matters for which specific authorization is required. There is an important change this year regarding broker non-votes and director elections. See below for information about the change.

If you are a beneficial owner whose shares are held of record by a broker, bank or other nominee, your broker, bank or other nominee has discretionary voting authority to vote your shares on the ratification of ParenteBeard LLC and the advisory vote on executive compensation, even if the broker, bank or other nominee does not receive voting instructions from you. However, your broker, bank or other nominee does not have discretionary authority to vote on the election of directors without instructions from you, in which case a broker non-vote will occur and your shares will not be voted on these matters.

Important Change: A New York Stock Exchange rule change that is effective for the 2010 Annual Meeting no longer permits brokers to vote in the election of directors if the holder of record has not received instructions from the beneficial owner. This represents a change from prior years, when brokers had discretionary voting authority in the election of directors. Accordingly, it is particularly important that beneficial owners instruct their brokers how they wish to vote their shares.

Who will bear the costs of solicitation of proxies?

The Company will bear the costs of this solicitation, including the expense of preparing, assembling, printing and mailing this Proxy Statement and the material used in this solicitation of proxies. The proxies will be solicited principally through the mail, but directors, officers and regular employees of the Company may solicit proxies personally or by telephone. Although there is no formal agreement to do so, the Company may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expense in forwarding these proxy materials to their principals. In addition, the Company may pay for and utilize the services of individuals or companies it does not regularly employ in connection with the solicitation of proxies; however, the Company currently has no such arrangement.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON APRIL 22, 2010

The proxy statement for the Annual Meeting and Annual Report to Stockholders for the year ended December 31, 2009 are available at www.cfpproxy.com/5155.

Directions to the Annual Meeting are available by calling our executive offices at 410-260-2000 during regular business hours.

STOCK OWNERSHIP

The following table shows the beneficial ownership of the Company's common stock as of March 8, 2010 by (i) each director and nominee for director; (ii) the Company's President and Chief Executive Officer, Chief Financial Officer, and the Company's other executive officers named in the Summary Compensation Table; and (iii) all directors and executive officers as a group.

The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission ("SEC") and, accordingly, include securities as to which the person has or shares voting or investment power. Shares of common stock which a person has the right to acquire within 60 days after March 8, 2010, the Record Date, are deemed outstanding for computing the share ownership and percentage ownership of the person having such right, but are not deemed outstanding for computing the percentage of any other person. The same shares may be beneficially owned by more than one person. Beneficial ownership may be disclaimed as to certain of the securities.

Name of Individual	Amount and Nature of Beneficial Ownership	Percent of Class
Nominees for Director:		
Eric M. Keitz	27,701(1)	*
Albert W. Shields	101,196(2)	1.0%
Directors Continuing in Office:		
Alan J. Hyatt**	1,628,781(3)	16.1%
John A. Lamon, III	39,250(4)	*
Melvin E. Meekins, Jr.	580,454(5)	5.8%
Ronald P. Pennington	144,122(6)	1.4%
T. Theodore Schultz	66,115(7)	*
Konrad M. Wayson	15,150(8)	*
Retiring Directors:		
Melvin Hyatt	200,625(9)	2.0%
Other Named Executive Officers:		
Thomas G. Bevivino	19,761(10)	*
Phillip V. Jones, Jr.	4,424(11)	*
All directors and executive officers as a group (11 persons)	2,825,479(12)	27.8%

* Less than 1%.

** Also a named executive officer for 2009.

(1) Includes 27,701 shares owned by Mr. Keitz.

(2) Includes 80,631 shares owned by Mr. Shields, 1,815 shares issuable upon exercise of options exercisable within 60 days of the Record Date, and 18,750 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock held by Mr. Shields.

(3) Includes 95,019 shares owned by Mr. Alan Hyatt, 1,347,564 shares owned by Mr. Alan Hyatt and his wife, 23,232 shares Mr. Alan Hyatt controls as custodian for his children, 126,108 shares allocated to Mr. Alan Hyatt as a participant in the Company's Employee Stock Ownership Plan ("ESOP"), 14,520 shares issuable upon exercise of options exercisable within 60 days of the Record Date, 7,738 shares owned by Mrs. Hyatt, 2,100 shares held by the ESOP, for which Mr. Alan Hyatt is a co-trustee, which were not allocated to the accounts of participants as of the Record Date, 6,250 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock held by Mr. Alan Hyatt, and 6,250 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock held by a company in which Mr. Alan Hyatt is the general partner. Mr. Alan Hyatt is the nephew of Mr. Melvin Hyatt.

(4) Includes 33,000 shares owned by Mr. Lamon and his wife, and 6,250 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock held by Mr. Lamon and his wife.

(5) Includes 236,469 shares owned by Mr. Meekins, 317,990 shares owned by Mr. Meekins and his wife, 14,520 shares issuable upon exercise of options exercisable within 60 days of the Record Date, 2,100 shares held by the ESOP, for which Mr. Meekins is a co-trustee, which were not allocated to the accounts of participants as of the Record Date, and 9,375 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock held by Mr. Meekins.

(6) Includes 139,182 shares owned by Mr. Pennington and his wife, 1,815 shares issuable upon exercise of options exercisable within 60 days of the Record Date, and 3,125 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock held by Mr. Pennington and his wife.

(7) Includes 43,025 shares owned by Mr. Schultz, 18,150 shares owned by Mr. Schultz and his wife, 1,815 shares issuable upon exercise of options exercisable within 60 days of the Record Date, and 3,125 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock held by Mr. Schultz.

(8) Includes 8,900 shares owned by Mr. Wayson, and 6,250 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock held by Mr. Wayson.

(9) Includes 155,755 shares owned by Mr. Melvin Hyatt, 39,930 shares owned by Mr. Melvin Hyatt and his wife, 1,815 shares issuable upon exercise of options exercisable within 60 days of the Record Date, and 3,125 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock held by Mr. Melvin Hyatt and his wife. Mr. Melvin Hyatt is the uncle of Mr. Alan Hyatt.

(10) Includes 293 shares held by Mr. Bevivino and his wife, 1,823 shares allocated to Mr. Bevivino as a participant in the ESOP, 14,520 shares issuable upon exercise of options exercisable within 60 days of the Record Date, and 3,125 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock held by Mr. Bevivino and his wife.

(11) Includes 4,424 shares owned by Mr. Jones.

(12) Includes, among the other shares described above, a total of 127,931 shares allocated to the executive officers as participants in the ESOP, 2,100 shares held by the ESOP, for which two directors act as co-trustees, which shares were not allocated as of the Record Date, a total of 50,820 shares issuable upon exercise of options exercisable within 60 days of the Record Date, and a total of 65,625 shares issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock.

The following table presents information regarding the beneficial ownership of common stock as of March 8, 2010 by each person known to be the beneficial owner of more than 5% of the outstanding common stock of the Company.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Alan J. Hyatt[1] .... Sharon G. Hyatt, 200 Westgate Circle, Suite 200, Annapolis, Maryland 21401	1,628,781	16.1%
Louis Hyatt[2] .... 200 Westgate Circle, Suite 200, Annapolis, Maryland 21401	1,073,983	10.7%
Melvin E. Meekins, Jr. [3] .... 200 Westgate Circle, Suite 200, Annapolis, Maryland 21401	580,454	5.8%
United States Department of the Treasury[4] .... 1500 Pennsylvania Avenue, N.W., Washington, D.C. 20220	556,976	5.5%

(1) Includes 95,019 shares owned by Mr. Alan Hyatt, 1,347,564 shares owned by Mr. Alan Hyatt and his wife, 23,232 shares Mr. Alan Hyatt controls as custodian for his children, 126,108 shares allocated to Mr. Alan Hyatt as a participant in the ESOP, 14,520 shares issuable upon exercise of options exercisable within 60 days of the Record Date, 7,738 shares owned by Mrs. Hyatt, 2,100 shares held by the ESOP, for which Mr. Alan Hyatt is a co-trustee, which were not allocated to the accounts of participants as of the record date, 6,250 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock held by Mr. Alan Hyatt, and 6,250 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock held by a company in which Mr. Alan Hyatt is the general partner.

(2) Includes 993,463 shares owned by Mr. Louis Hyatt, 61,770 shares owned by Mr. Louis Hyatt and his wife, and 18,750 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock held by Mr. Louis Hyatt and his wife. Mr. Louis Hyatt is the father of Mr. Alan Hyatt and the brother of Mr. Melvin Hyatt.

(3) Includes 236,469 shares owned by Mr. Meekins, 317,990 shares owned by Mr. Meekins and his wife, 2,100 shares held by the ESOP, for which Mr. Meekins is a co-trustee, 14,520 shares issuable upon exercise of options exercisable within 60 days of the Record Date, and 9,375 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred Stock held by Mr. Meekins.

(4) Consists of a warrant to purchase common stock issued by the Company in connection with its participation in the Capital Purchase Program of the Troubled Asset Relief Program. Pursuant to the purchase agreement, the Department of the Treasury has agreed not to exercise voting power with respect to any common stock issued upon exercise of the warrant. See "Proposal 3: Non-Binding Advisory Vote on Executive Compensation."

DISCUSSION OF PROPOSALS RECOMMENDED BY THE BOARD

Proposal 1: Election of Directors

General. The Company's bylaws provide that the Board of Directors shall consist of from seven to eleven directors. The Board of Directors currently consists of eight members divided into three classes. Generally, the members of each class are elected for a term of three years and until their successors are elected and qualified. One class is elected annually. Of the two directors whose term will expire at the 2010 Annual Meeting, Mr. Melvin Hyatt is not running for reelection because he has reached the mandatory retirement age. Additionally Messrs. S. Scott Kirkley and Keith Stock resigned from the Board in 2009 for personal reasons.

Nominees for Election. The Board of Directors has nominated the persons named below for election as directors to serve until the 2013 annual meeting of stockholders. Mr. Shields is a present member of both the Board of Directors of the Company and Severn Savings Bank, FSB (the "Bank"). Mr. Keitz is a present member of the Board of Directors of the Bank.

Name of Individual	Age[1]	Principal Occupation and Experience
Eric M. Keitz	48	*Eric M. Keitz* joined the Bank as a director in 2009. Mr. Keitz has been a Certified Public Accountant since 1986 and is a sole practitioner with an office in Annapolis, MD. Mr. Keitz has extensive experience in auditing, tax, client advisory services and SEC forms 10-K and 10-Q analysis. As a Certified Public Accountant, Mr. Keitz brings strong accounting and financial skills important to the oversight of the Company's financial reporting, enterprise and operational risk management.
Albert W. Shields	65	*Albert W. Shields* has been a director of the Company and the Bank since 2003. Mr. Shields has over 35 years experience in the real estate and development industry, and currently provides independent consulting services to business executives. He served as senior vice president of Home Depot Inc. from 2003 through 2008. From 1986 to 2002, Mr. Shields was the chief executive officer of Floors, Inc. a flooring specialty company with thirteen centers located on the east coast. In 2002, the company was sold to Home Depot, Inc. Mr. Shields is a charter member of Heritage Charities and Maddy's Day for the benefit of Lombardi Cancer Centers. Mr. Shields is currently a member of the Company's Audit and Examining Committee, the Corporate Governance Committee and the Compensation Committee. Mr. Shields' many years of business experience is important to the oversight of the Company's financial reporting, enterprise and operational risk management.

[1] As of December 31, 2009

Continuing Directors. The directors continuing in office whose terms will expire at the 2011 annual meeting of stockholders are:

Name of Individual	Age[1]	Principal Occupation and Experience
John A. Lamon III	52	*John A. Lamon III* has been a director of the Company since 2009 and a director of the Bank since 2008. Mr. Lamon has been a senior account executive with G&G Outfitters, Inc. since 2000, a promotional

		products and marketing company that focuses on branded merchandise. Prior to that, Mr. Lamon was president and owner of John A. Lamon & Associates, a promotional and marketing company. Mr. Lamon was with the company for 20 years before selling the business to G&G Outfitters, Inc. Mr. Lamon is also a partner in Kentmoor Marina in Stevensville, MD and a partner in the Chesapeake Bayhawks, a professional lacrosse team. Mr. Lamon received his Bachelors degree from the University of Maryland, where he was a two-time All American lacrosse player. Mr. Lamon has received the Willis Bilderback Volunteer Award and the Willie Gateau Youth Services Award. He has served on various boards including St. Mary's School, the Annapolis Touchdown Club, St. Mary's Royal Blue Club and the University of Maryland M Club. Mr. Lamon is currently a member of the Audit and Examining Committee, the Corporate Governance Committee and the Compensation Committee. Mr. Lamon's business and marketing experience is important to the oversight of the Company's financial reporting, enterprise and operational risk management.
Ronald P. Pennington	70	*Ronald P. Pennington* has been a director of the Company since its inception and a director of the Bank since 1980. Mr. Pennington currently owns and operates Pennington's Apiaries, and has served as an inspector for the Anne Arundel County Liquor Board since 2007. He was the owner and operator of Pennington's of Annapolis, Inc., a service station, from 1983 to 2002. He has owned and operated an independent tool distributorship since 1985, and now is a retired investor. Mr. Pennington is currently a member of the Audit and Examining Committee, the Corporate Governance Committee and the Compensation Committee. Mr. Pennington's business experience is important to the oversight of the Company's financial reporting, enterprise and operational risk management.
T. Theodore Schultz	70	*T. Theodore Schultz* has been a director of the Company since its inception and a director of the Bank since 1986. Mr. Schultz is president and sole shareholder of Schultz and Company, Inc., a firm that provides business and tax services for privately held businesses and individuals. He is an enrolled agent, and has been an accredited tax advisor with Schultz and Company, Inc. in the Annapolis, Maryland area since 1971. Mr. Schultz currently serves on the Board of Trustees for The Maryland Society of Accountants Inc., and is committee chair of the Assistance Committee. He has served The Maryland Society of Accountant Inc. since 1985 in various capacities, including President in 1999 and Chairman of the Education Committee. He currently serves as treasurer of Forest Office Park Condo Association and on the board of Queen Anne's County Christian Assistance, serving the homeless in Queen Anne's County. Mr. Schultz has been president of Annapolis Optimist Club and St. Martins Lutheran Church in Annapolis. Mr. Schultz is currently Chairman of the Audit and Examining Committee and the Compensation Committee, and is a member of the Corporate Governance Committee and the Nominating Committee. As an enrolled agent and businessman, Mr. Schultz brings strong accounting and financial skills important to the oversight of the Company's financial reporting, enterprise and operational risk management.
Konrad M. Wayson	48	*Konrad M. Wayson* has been a director of the Company since 2009 and

		a director of the Bank since 2008. Mr. Wayson has served as secretary and treasurer of Hopkins & Wayson, Inc., a general contractor servicing Maryland, Washington DC and Virginia, since 1984. He has been a partner of Wayson Landholdings since its start in 1996 and currently serves as its managing partner, since 2007. He served as chief financial officer of Childs Landscaping from 1997 to 2004 when the company was sold. Mr. Wayson has served on the Anne Arundel Medical Foundation Board, the Anne Arundel Economic Development Corporation Board and the Anne Arundel School Board. Mr. Wayson is currently a member of the Audit and Examining Committee and the Compensation Committee. As a treasurer and businessman, Mr. Wayson brings strong financial skills important to the oversight of the Company's financial reporting, enterprise and operational risk management.

[1] As of December 31, 2009

The directors continuing in office whose terms will expire at the 2012 annual meeting of stockholders are:

Name of Individual	Age[1]	Principal Occupation and Experience
Alan J. Hyatt	55	*Alan J. Hyatt* has been Chairman of the Board and President of the Bank since 1982, having previously served as an officer and director since 1978. He has also served as the Chairman of the Board and President of the Company since 1990. Mr. Hyatt has been a partner in the law firm of Hyatt & Weber, P.A., in Annapolis, Maryland, since 1978, and is a real estate broker with Hyatt Commercial, a subsidiary of the Bank, also in Annapolis, Maryland. Mr. Hyatt spends approximately 50% of his professional time on the affairs of the Bank and the Company and the balance on his law practice. As an attorney and businessman, Mr. Hyatt brings strong legal and financial skills important to the oversight of the Company's financial reporting, enterprise and operational risk management.
Melvin E. Meekins, Jr.	68	*Melvin E. Meekins, Jr.* joined the Company and Bank as a director and Executive Vice President in 1983. He was the Bank's Principal Operating Officer until his retirement effective December 31, 2007. Mr. Meekins had been employed in the savings and loan industry since 1962. Mr. Meekins' many years of business experience is important to the oversight of the Company's financial reporting, enterprise and operational risk management.

[1] As of December 31, 2009

The term of office of Mr. Melvin Hyatt, a director of the Company, will expire at the Annual Meeting and he will retire from the Board. The Company thanks Mr. Melvin Hyatt for his many years of service to the Company and the Bank.

The Board of Directors and Committees. The Company's Board of Directors generally meets on a monthly basis, or as needed. During the year ended December 31, 2009, the Company's Board of Directors met thirteen times. No director attended fewer than 75% in the aggregate of (a) the total number of Board meetings held while the director was a member during the year ended December 31,

2009 and (b) the total number of meetings held by committees on which the director served during the year ended December 31, 2009.

It is the policy of the Board of Directors to encourage directors to attend each annual meeting of stockholders. Such attendance allows for direct interaction between stockholders and members of the Board of Directors. All the directors attended the 2009 Annual Meeting of Stockholders.

Director Independence. The Board of Directors examines the independence of the Company's directors on an annual basis in both fact and appearance to promote arms-length oversight. Based upon the definition of an "independent director" under Rule 5605 of the Nasdaq Marketplace Rules, the Board of Directors has determined that the Company has a majority of "independent" directors that comprise its Board as required by the corporate governance rules of Nasdaq. Independent directors as of December 31, 2009 consisted of: Melvin Hyatt, John A. Lamon III, Ronald Pennington, T. Theodore Schultz, Albert W. Shields and Konrad Wayson. The Board determined that these directors are independent because they are not executive officers or employees of the Company and otherwise satisfy all of the Nasdaq independence requirements and, in the opinion of the Board of Directors, are not individuals having a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In determining independence, the Board considered that Mr. Melvin Hyatt is the uncle of Alan J. Hyatt, and the brother of Louis Hyatt; however, the Board concluded that Mr. Melvin Hyatt was independent because he abstains from voting on matters involving Alan J. Hyatt. The Board has determined that Mr. Eric M. Keitz, a new candidate for election to the Board, would be an independent director under the Nasdaq Marketplace Rules, if elected. As employees or recent employees of the Bank, Messrs. Alan J. Hyatt and Melvin E. Meekins, Jr. are not considered independent.

S. Scott Kirkley resigned from the Board in February 2009 and Keith Stock resigned in July 2009. Mr. Kirkley was not considered independent under Rule 5605 of the Nasdaq Marketplace Rules because of his employment with the Bank and the Company. Mr. Stock was considered independent under Rule 5605 of the Nasdaq Marketplace Rules.

Board Leadership Structure. The Board of Directors believe that the Company's Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the Company's business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. The Board believes this provides an efficient and effective leadership model for the Company. The Board believe that combining the Chairman and Chief Executive Officer roles fosters clear accountability, effective decision-making, and alignment on corporate strategy. To assure effective independent oversight, and because the Company does not have a lead independent director, the Board has adopted a number of governance practices, including:

- A strong, independent director role;
- Regular executive sessions of the independent directors; and
- Annual performance evaluations of the Chairman and Chief Executive Officer by the independent directors.

The Board believes that the combined role of Chairman and Chief Executive Officer is in the best interest of stockholders because it provides the appropriate balance between strategic development and independent oversight of management.

Risk Management. The Board of Directors has an active role, as a whole and also at the committee level, in overseeing management of the Company's risks. The Board reviews monthly information regarding the Company's credit, liquidity and operations, as well as the risks associated with each. The Company's Compensation Committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements. The Audit and Examining Committee oversees management of financial risks. The Nominating Committee and Corporate Governance Committee each manages risks associated with the independence of the Board of Directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks.

The Board of Directors, together with the Audit and Examining, Corporate Governance and Compensation Committees of the Board, coordinate with each other to provide enterprise-wide oversight of our management and handling of risk. These committees report regularly to the entire Board of Directors on risk-related matters and provide the Board of Directors with integrated insight about the Company's management of strategic, credit, interest rate, financial reporting, technology, liquidity, compliance, operational and reputational risks. While the Company has not developed an enterprise-wide risk statement, the Board of Directors believes that sound credit underwriting to manage credit risk and a conservative investment portfolio to manage liquidity and interest rate risk contribute to an effective oversight of the Company's risk.

At meetings of the Board of Directors and its committees, directors receive regular updates from management regarding risk management. Outside of formal meetings, the Board, its committees and individual Board members have regular access to senior executives, including the chief executive officer, chief operating officer and chief financial officer.

Corporate Governance Committee

On March 16, 2004, the Board of Directors adopted a Corporate Governance Committee Charter. The Company's Corporate Governance Committee is comprised of at least three members, each appointed by the Board of Directors, and is responsible for developing a set of corporate governance policies for the Company. The Corporate Governance Committee consists of Albert W. Shields, Chairman; John A. Lamon III, Ronald Pennington; and T. Theodore Schultz. The Corporate Governance Committee met three times in 2009. The Corporate Governance Committee, in addition to setting corporate governance policies of the Company, is responsible for establishing criteria for selecting new directors, and identifying, screening and recruiting new directors. In addition, the Corporate Governance Committee will select members for the various Board of Director committees, determine director and committee member compensation and consider the institution of a process for stockholders to submit recommendations of director candidates and to communicate with the Board. The Corporate Governance Committee's responsibilities are described in a written charter that was adopted by the Board of Directors, a copy of which is available on the Company's website www.severnbank.com.

Nominating Committee

The Company's Nominating Committee consists of the full Board of Directors, however, only the independent directors may vote on approval of nominations. There is no written charter. The Board has determined that the following directors are independent as defined under Rule 5605 of the Nasdaq Marketplace Rules: Melvin Hyatt; John A. Lamon III; Ronald Pennington; T. Theodore Schultz; Albert W. Shields; and Konrad M. Wayson. Until his resignation in July 2009, Mr. Stock was a member of the Nominating Committee. While the Nominating Committee will consider nominees recommended by stockholders, it has not actively solicited recommendations from stockholders for nominees nor established any procedures for this purpose, other than the procedures contained in the Bylaws concerning nominations of candidates by stockholders. The Company's Bylaws provide that if a stockholder wishes to submit nominations for directors, it should be done in writing and sent to the Secretary of the Company at least 60 days prior to the Annual Meeting of Stockholders. The Company's Board, in its capacity as the Nominating Committee, met one time during 2009. This year's nominees were selected by the full Board and approved by the independent directors after evaluating each nominee's general business acumen and knowledge of the Company and its business activities. In addition to the aforementioned criteria, the Board considers the investment in the Company made by the nominee as demonstrated by the number of shares owned by such nominee. The Nominating Committee is seeking Board membership that reflects diversity in its broadest sense, including persons diverse in professional backgrounds, gender and ethnicity. The Board's process for identifying and evaluating director nominees relates to the general business acumen and knowledge of the Company and its business activities. Board membership longevity is also evaluated when considering the nomination of current Board members. There was no third party paid to identify or assist in finding candidates for the Board of Directors.

Compensation Committee

The Company has no compensation committee because the Company has no employees. The executive officers of the Company are employed and paid by the Bank. The Bank has a Compensation Committee, the primary functions of which are to determine the compensation of the Company's executive officers and to administer the Company's equity compensation plans. The role of the Compensation Committee is described in greater detail under the section entitled "Compensation Discussion and Analysis." The Bank's Compensation Committee consists of: T. Theodore Schultz, Chairman; Melvin Hyatt; John A. Lamon III; Ronald Pennington; T. Theodore Schultz; Albert W. Shields; and Konrad M. Wayson. Each of the members of the Bank's Compensation Committee is independent under the Nasdaq Marketplace Rules. The Compensation Committee met four times in 2009. Until his resignation in July 2009, Mr. Stock was a member of the Compensation Committee.

Scope of Authority of the Compensation Committee. The scope of the Compensation Committee's authority and responsibilities is set forth in its written charter, a copy of which is available on the Company's website www.severnbank.com. The chairperson, in consultation with other members of the Committee, sets the agenda of each meeting. As provided under the Committee's charter, the Committee may delegate its authority to special subcommittees as the Committee deems appropriate, consistent with applicable law and the Nasdaq Stock Market listing standards.

The Role of Management in Determining or Recommending Executive Compensation. As part of the review process, each executive is independently interviewed by the Compensation Committee, and provides input into the performance of the Company and the performance of each executive officer, including himself. However, no executive officer participates in the Compensation Committee's deliberations or decisions.

Role of Compensation Consultants in Determining or Recommending Executive Compensation. Under its charter, the Compensation Committee has authority to retain, at the Company's expense, such counsel, consultants, experts and other professionals as it deems necessary. To date, the Compensation Committee has not relied on compensation consultants. Instead, the Compensation Committee performs an informal survey of area companies and banks and reviews the compensation practices of the surveyed companies.

Risk Assessment. In 2009, the Compensation Committee reviewed the Company's compensation policies and practices for all employees, including executive officers, and determined that the Company's compensation programs will not have a material adverse effect on the Company. The Compensation Committee also reviewed the Company's compensation programs for certain design features that have been deemed to have potential to encourage excessive risk-taking, including:

- Compensation that is highly focused on equity;
- Compensation that is overly weighted towards annual incentive; and
- Unreasonable goals or thresholds.

The Compensation Committee concluded that the Company's compensation policies and practices for all employees, including executive officers, does not encourage excessive risk-taking for the following reasons:

- There has been no equity component to the compensation programs for executives and employees in 2009;
- There were no bonuses given in 2009 or base salary increases given to executive officers or employees for 2010; and
- While the Compensation Committee determines executive compensation in part based on the financial performance of the Company, financial performance is not measured on short-term performance targets. The Compensation Committee has implemented and maintains compensation plans that tie a portion of an executive's overall compensation to the financial performance of the Company, including an analysis of the Bank's asset quality, interest rate risk exposure, capital position, net income and consistency of earnings. The Bank's return on average assets and return on equity are also considered in determining executive compensation.

Audit and Examining Committee

Effective September 16, 2009, T. Theodore Schultz was appointed Chairman of the Company's Audit and Examining Committee. Prior to that, Mr. Stock served as Chairman until his resignation in July 2009. John A Lamon III, Ronald Pennington, Albert W. Shields and Konrad M. Wayson also serve on the Audit and Examining Committee. The Audit and Examining Committee is a separately-designated committee. Each of the Audit and Examining Committee members is an "independent director" under the Nasdaq Marketplace Rules and the applicable SEC rules. The Audit and Examining Committee's responsibilities are described in a written charter that was adopted by the Board of Directors, a copy of which is available on the Company's website www.severnbank.com. The Audit and Examining Committee purpose is to oversee the accounting and financial reporting process of the Company and the audits of the financial statements of the Company. In addition, it prepares an audit committee report as required by the SEC's rules to be included in the Company's annual proxy statement. The Board has determined that T. Theodore Schultz is the Audit and Examining Committee's "financial expert," as such term is defined by applicable federal securities laws. The Audit and Examining Committee met four times in 2009.

Audit and Examining Committee Report

The Audit and Examining Committee has reviewed and discussed the Company's audited consolidated financial statements for the fiscal year ended December 31, 2009, with the Company's management. The Audit and Examining Committee has discussed with ParenteBeard LLC, the Company's independent auditor, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit and Examining Committee has received the written disclosures and the letter from ParenteBeard LLC required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communication with the Audit and Examining Committee concerning independence, and has discussed with ParenteBeard LLC the independence of ParenteBeard LLC. Based on the review and discussions described in this paragraph, the Audit and Examining Committee recommended to the Company's Board of Directors that the Company's audited consolidated financial statements for the fiscal year ended December 31, 2009 be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the SEC.

Audit and Examining Committee Members:

T. Theodore Schultz, Chairman
John A. Lamon III
Ronald Pennington
Albert W. Shields
Konrad M. Wayson

The information contained in this Audit and Examining Committee Report is not "soliciting material" and has not been "filed" with the Securities and Exchange Commission. This Audit and Examining Committee Report will not be incorporated by reference into any of the Company's future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company may specifically incorporate it by reference into a future filing.

Recommendation: The Board recommends a vote "FOR" the nominees for director.

Proposal 2: Ratification of Appointment of Independent Auditor.

General

The Audit and Examining Committee has appointed ParenteBeard LLC (formerly Beard Miller Company, LLP) as independent auditor for the year ending December 31, 2010. Although action by the stockholders on this matter is not required, the Audit and Examining Committee believes it is appropriate to seek stockholder ratification of the appointment of the independent auditor to provide a forum for stockholders to express their views with regard to the Audit and Examining Committee's appointment. If the stockholders do not ratify the selection of the independent auditor, the Audit and Examining Committee will reconsider the appointment, but is not required to change its selection. However, even if you ratify the selection, the Audit and Examining Committee may still appoint a new independent auditor at any time during the year if it believes that a change would be in the best interests of the Company and its stockholders.

Relationship with Independent Auditor

On October 1, 2009, the Company was notified that the audit practice of Beard Miller Company LLP, an independent registered public accounting firm, was combined with ParenteBeard LLC in a transaction pursuant to which Beard Miller Company LLP combined its operations with ParenteBeard LLC and certain of the professional staff and partners of Beard Miller Company LLP joined ParenteBeard LLC either as employees or partners of ParenteBeard LLC. On October 1, 2009, Beard Miller Company LLP resigned as the auditors of the Company and with the approval of the Audit Committee of the Company's Board of Directors, ParenteBeard LLC was engaged as its independent registered public accounting firm.

ParenteBeard LLC audited the Company's financial statements for the year ended December 31, 2009, and Beard Miller Company LLP audited the 2008 and 2007 financial statements. Beard Miller Company LLP had served as the Company's auditor since 2003. Representatives of ParenteBeard LLC will be present at the Annual Meeting, available to respond to your appropriate questions and able to make such statements as they desire.

The following disclosure reflects fees paid to ParenteBeard LLC or its predecessor, Beard Miller Company LLP.

Audit Fees. The aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2009 and December 31, 2008 and the review of the financial statements included in the Company's Forms 10-Q for fiscal years 2009 and 2008 totaled $169,919 and $202,001, respectively.

Audit-Related Fees. There were no fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements for the fiscal years ended December 31, 2009 and December 31, 2008 and that are not disclosed in the paragraph captioned "Audit Fees" above.

Tax Fees. The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning for the fiscal years ended December 31, 2009 and December 31, 2008 were $36,771 and $63,729, respectively.

All Other Fees. There were no fees billed for products and services, other than the services described in the paragraphs "Audit Fees" and "Tax Fees" above for the fiscal years ended December 31, 2009 and December 31, 2008.

Policy on Audit and Examining Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor

Among its other duties, the Audit and Examining Committee is responsible for appointing, setting compensation and overseeing the work of the independent auditor. The Audit and Examining Committee has established a policy regarding pre-approval of all audit and non-audit services provided by the independent auditor. On an ongoing basis, management communicates specific projects and categories of service for which the advance approval of the Audit and Examining Committee is requested. The Audit and Examining Committee reviews these requests and advises management if the Audit and Examining Committee approves the engagement of the independent auditor. Pursuant to its pre-approval policies and procedures, the Audit and Examining Committee approved all of the foregoing audit and permissible non-audit services provided by ParenteBeard LLC, or its predecessor, Beard Miller Company LLP in fiscal 2009.

The Audit and Examining Committee reviews summaries of the services provided by ParenteBeard LLC and the related fees and has considered whether the provision of non-audit services is compatible with maintaining the independence of ParenteBeard LLC.

Recommendation: The Board of Directors recommends a vote "FOR" the ratification of the selection of ParenteBeard LLC as the independent auditor for the year ending December 31, 2010.

Proposal 3: Non-Binding Advisory Vote on Executive Compensation.

The Emergency Economic Stabilization Act of 2008 ("EESA") authorized the U.S. Department of the Treasury ("Treasury Department") to purchase from financial institutions and their holding companies mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in the Troubled Asset Relief Program ("TARP"). The purpose of TARP was to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. Under the TARP Capital Purchase Program ("CPP"), Treasury purchased debt or equity securities from participating institutions. On November 21, 2008 the Company entered into a Letter Agreement with the Treasury Department, pursuant to which the Company issued and sold (i) 23,393 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share and liquidation preference $1,000 per share, and (ii) a warrant to purchase 556,976 shares of the Company's common stock at $6.30 per share, for an aggregate purchase price of $23,393,000 in cash. Closing of the sale occurred on November 21, 2008.

The American Recovery and Reinvestment Act of 2009 (the "ARRA") more commonly known as the economic stimulus package, was signed into law on February 17, 2009. In addition to a wide variety of programs intended to stimulate the economy, ARRA imposes significant new requirements for and restrictions relating to the compensation arrangements of financial institutions that received government funds through TARP, including institutions like the Company that participated in the Capital Purchase Program prior to ARRA. These restrictions apply until a participant repays the financial assistance received through TARP (the "TARP Period").

One of the new requirements is that any proxy for a meeting of shareholders at which directors are to be elected which is held during the TARP Period permit a non-binding advisory vote on the compensation of the executives of the TARP participant, as described in the participant's proxy statement. These proposals are commonly referred to as "Say on Pay" proposals.

As a shareholder, you are being provided with the opportunity to provide an advisory vote on the Company's executive compensation as disclosed in this proxy statement through the following resolution:

> "RESOLVED, that the stockholders approve the compensation of the Company's executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables and any related material) in the Company's proxy statement for the 2010 annual meeting of stockholders."

Because the vote is advisory, it will not be binding upon the Board of Directors, will not overrule any decision made by the Board of Directors, and will not create or imply any additional fiduciary duty on the Board of Directors. The Compensation Committee may, however, take into account the outcome of the vote when considering future executive compensation arrangements.

The Board of Directors believes that the Company's executive compensation program is reasonable in comparison both to similarly sized companies in the industry and to the performance of the Company during 2009. We also believe that the Company's compensation program strongly aligns the interests of the executives with the interests of the Company's stockholders in the creation of long-term value of the Company as well as the components that drive long-term value.

Recommendation: The Board recommends a vote "FOR" approval of a non-binding advisory vote on executive compensation as described in the Executive and Director Compensation section of this Proxy Statement.

EXECUTIVE AND DIRECTOR COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Background

Because the Company does not have any employees, compensation decisions are made by the Compensation Committee of the Bank's Board of Directors. The non-employee directors, consisting of Melvin Hyatt, John A. Lamon III, Ronald Pennington, T. Theodore Schultz, Albert W. Shields and Konrad M. Wayson, serve as members of the Compensation Committee. Melvin Hyatt, a director of the Bank, does not participate in compensation decisions relating to the Company's Chairman, President and Chief Executive Officer, Alan J. Hyatt, Melvin Hyatt's nephew.

The Compensation Committee operates under a written charter adopted by the Board of Directors. The responsibilities of the Committee include:

- formulating, evaluating and approving the compensation of the Company's executive officers;
- overseeing all compensation programs involving the issuance of the Company's stock and other equity securities of the Company; and
- reviewing and discussing with the Company's management the "Compensation Discussion and Analysis" section and preparing the Compensation Committee's report thereon for inclusion in the Company's annual proxy statement.

Objectives of the Compensation Program

The primary objectives of the Compensation Committee with respect to executive compensation are:

- To attract and retain the best possible executive talent;
- To tie annual and long-term cash and stock incentives to achievement of corporate and individual performance objectives; and
- To align executives' incentives with stockholder value creation.

To achieve these objectives, the Compensation Committee has implemented and maintains compensation plans that tie a portion of an executive's overall compensation to the financial performance of the Company. Overall, the total compensation opportunity is intended to create an executive compensation program that is set at the median competitive levels of comparable public savings and loan companies.

The executive officers have no employment contracts. Annually, the Bank's Compensation Committee evaluates profiles of comparable financial institutions to assure that the compensation to its executive officers is comparable to similarly sized companies in the industry. Other factors used by the Compensation Committee in determining compensation for its executive officers include an assessment of the overall financial condition of the Bank, including an analysis of the Bank's asset quality, interest rate risk exposure, capital position, net income and consistency of earnings. The Bank's return on average assets and return on equity are considered and compared to its peer group. In addition, the Compensation Committee interviews each executive officer individually and collectively to evaluate performance of the Company and the individual executive officers. This input is used to determine the total compensation package for each executive officer, and the allocation between the different components within the compensation package. The complexity of the activities of the executive officers are considered, and intangible items are considered such as the reputation and general standing of the Bank within the community and the likelihood of continuing successful and profitable results.

Compensation Components

Compensation consists of the following components:

Base Salary. Base salaries are used to attract and retain employees by providing a portion of compensation that is not considered "at risk." Base salaries are designed to reward the performance of our executive officers in the daily fulfillment of their responsibilities to the Company. Base salaries for our executives are established based on the scope of their responsibilities and historical compensation levels, taking into account competitive market compensation paid by other companies for similar positions. Generally, the Company believes that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions and with similar responsibilities at comparable companies in line with the Company's compensation philosophy. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Annual Bonus. The purpose of the annual bonus program is to align the interests of executive officers with Company stockholders by motivating executive officers to achieve superior annual financial and annual operational performance. The Company's annual bonus plan for its executives provides for a discretionary cash bonus, dependent upon the level of achievement of corporate and personal goals. In addition, the discretionary bonus for the executive officers named in the proxy statement is determined based on the Company's performance compared to budgets and projections. The Board of Directors establishes specific financial and operational goals for the Company at the beginning of each year and annual discretionary bonus funding is in part related to achievement of these annual goals. The Compensation Committee approves the annual award for the Chief Executive Officer and for each other executive officer.

Long-Term Incentive Program. The Compensation Committee believes that long-term performance is achieved through an ownership culture that encourages long-term performance by the Company's executive officers through the use of stock-based awards. In connection with this, the Board of Directors adopted the Severn Bancorp, Inc. 2008 Equity Incentive Plan (the "2008 Plan"), which was ratified by our stockholders at the 2008 annual meeting. The purpose of the 2008 Plan is to enable the Company to (i) promote the long-term retention of employees; (ii) further reward these employees, directors and other persons for their contributions to the Company's growth and expansion; (iii) provide additional incentive to these employees, directors and other persons to continue to make similar contributions in the future; and (iv) to further align the interests of these employees, directors and other persons with those of the Company's stockholders. These purposes will be achieved by granting to such employees, directors and other persons, in accordance with the 2008 Plan, options, stock appreciation rights, restricted stock or unrestricted stock, deferred stock, restricted stock units or performance awards (collectively the "Awards"), for shares of the Company's common stock. By encouraging such stock ownership, the Company seeks to attract, retain and motivate the best available personnel for positions of substantial responsibility and to provide additional incentive to the Company's directors and key employees and to promote the success of the business. The Company anticipates granting options under the 2008 Plan, and will consider other Awards under the 2008 Plan when determining long-term incentive programs.

Other Compensation. The Company's executive officers participate in other employee benefit plans generally available to all employees, including the following:

- The Bank maintains a 401(k) plan, and contributes, on behalf of each participating employee, a matching contribution of 50% of salary deferred by an employee up to 6% of each participant's salary. The Bank's plan also allows a non-matching profit sharing contribution to be determined at the discretion of the Board of Directors.

- The Company maintains the ESOP for employees of the Bank and its subsidiaries. The ESOP provides an opportunity for the employees of the Bank to become stockholders and thus strengthen their direct interest in the success of the Bank. In addition, the ESOP assists the Bank in attracting and retaining capable personnel. As of December 31, 2009, a total of 676,386 shares of the Company's common stock were owned by the ESOP, of which 674,286 shares were allocated to employees.

In addition, our executive officers receive modest benefits, including health insurance; however, the Compensation Committee in its discretion may revise, amend or add to the officer's benefits if it deems it advisable. The Compensation Committee believes these benefits are currently below median competitive levels for comparable companies. The Compensation Committee has no current plans to make changes to the levels of benefits provided.

Determination of Executive Compensation

Traditionally, the Compensation Committee reviews our executive compensation program in November of each year, although decisions in connection with new hires and promotions are made on an as-needed basis. As part of the review process, each executive provides input into the performance of the Company and the performance of each executive officer, including himself. However, no executive officer participates in the Compensation Committee's deliberations or decisions. Each executive's current and prior compensation is considered in setting future compensation. In addition, the Compensation Committee performs an informal survey of area companies and banks and reviews the compensation practices of the surveyed companies. To some extent, the compensation plan (base salary, bonus and long-tem incentive program) is similar to the elements used by many companies; however, additional emphasis on fair treatment of all employees requires that the Company limits executive salaries at a level that does not prohibit us from competing for quality employees. The exact salary, annual bonus and stock option grants are chosen in an attempt to balance our competing objectives of fairness to all employees and attracting and retaining executive officers. Phillip V. Jones joined the Company in July 2009 as Executive Vice President and Chief Operating Officer. Based on the informal survey of area companies and banks, the performance of the Company, and each of the executive officers in 2009, the Compensation Committee did not award a bonus to the executive officers and did not make any equity awards under the 2008 Plan. In addition, the Compensation Committee determined that the executive officers would not receive an increase in base salary for 2010. The Compensation Committee had given Messrs. Hyatt and Bevivino a base salary increase for 2009 of approximately 4% and 5%, respectively, over their 2008 base salary.

Accounting and Tax Considerations

Generally, Section 162(m) of the Code, and the IRS regulations adopted under that section, which are referred to collectively as Section 162(m), denies a deduction to any publicly held corporation, such as the Company, for certain compensation exceeding $1,000,000 paid during each calendar year to each of the chief executive officer and the four other highest paid executive officers, excluding, among other things, certain qualified performance-based compensation. The Company's policy is to maximize the tax deductibility of compensation paid to our most highly compensated executives under Section 162(m). For example, the 2008 Equity Incentive Plan was intended to satisfy an exemption for "qualified performance-based compensation" under Section 162(m). TARP imposes additional requirements under Section 162(m). For certain "covered executives" for purposes of Section 162 (m), during the TARP Period, the Company cannot deduct annual compensation for the covered executives in excess of $500,000. The performance-based exception does not apply to this TARP related deduction limit. Section 162(m) did not have any effect on the Company in 2009.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis", section appearing above with our management. Based on this review and these discussions, the Compensation Committee recommended to our Board of Directors that the "Compensation Discussion and Analysis", section be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in this proxy statement.

As discussed under the heading "Compensation Committee - Risk Assessment," the Compensation Committee conducted a review of the Company's compensations plans and programs. As a result of this review, the Compensation Committee is able to certify that:

- The Committee has reviewed the senior executive officer ("SEO") compensation plans and the Committee has made all reasonable efforts to ensure that these plans do not encourage SEOs to take unnecessary and excessive risks that threaten the value of the Company;

- The Committee has reviewed the employee compensation plans and has made all reasonable efforts to limit any unnecessary risks these plans pose to the Company; and

The Committee has reviewed the employee compensation plans to eliminate any features of these plans that would encourage the manipulation of reported earnings of the Company to enhance the compensation of any employee.

Compensation Committee Members:

T. Theodore Schultz, Chairman
Melvin Hyatt
John A. Lamon III
Ronald Pennington
Albert W. Shields
Konrad M. Wayson

The information contained in this Compensation Committee Report is not "soliciting material" and has not been "filed" with the Securities and Exchange Commission. This Compensation Committee Report will not be incorporated by reference into any of our future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company may specifically incorporate it by reference into a future filing.

Summary Compensation Table

The following table sets forth information regarding compensation earned by the Company's Chief Executive Officer, our Chief Financial Officer and other most highly compensated executive officer during the year ended December 31, 2009.

Summary Compensation Table

Name and Principal Position	Year	Salary[1]	Bonus[1]	Option Awards[2]	All Other Compensation[4]	Total
Alan J. Hyatt President and Chief Executive Officer	2009	$ 351,000	$ -	$ -	$ 12,133	$ 363,133
	2008	$ 325,000	$ 72,000	$ -	$ 132,625	$ 529,625
	2007	$ 278,000	$ 145,000	$ -	$ 10,698	$ 433,698
Phillip V. Jones, Jr. [3] Executive Vice-President and Chief Operating Officer	2009	$ 95,096	$ -	$ -	$ -	$ 95,096
Thomas G. Bevivino Executive Vice-President and Chief Financial Officer	2009	$ 195,231	$ -	$ -	$ 15,082	$ 210,313
	2008	$ 179,000	$ 40,000	$ -	$ 9,904	$ 228,904
	2007	$ 167,000	$ 35,000	$ -	$ 27,073	$ 229,073

(1) Amounts reflect compensation for services rendered in year indicated.

(2) There were no options granted in the years 2009, 2008 and 2007.

(3) Mr. Jones became an employee in July 2009.

(4) All other compensation for 2009 consisted of the following elements:

Name and Principal Position	Year	Health Care Contribution[a]	401 (k) Matching Contribution[b]	ESOP Plan[c]	Total
Alan J. Hyatt President and Chief Executive Officer	2009	$ -	$ 6,203	$ 5,930	$ 12,133
Phillip V. Jones, Jr. Executive Vice-President And Chief Operating Officer	2009	$ -	$ -	$ -	$ -
Thomas G. Bevivino Executive Vice-President And Chief Financial Officer	2009	$ 3,491	$ 5,857	$ 5,734	$ 15,082

(a) Amounts reflect contributions made by the Company for the executive's health insurance premiums in excess of the amounts the Company would otherwise contribute.

(b) Amounts reflect matching contributions made by the Company for the executive's 401 (k) plan.

(c) Amounts reflect contributions made by the Company to the executive's ESOP account.

Grants of Plan-Based Awards

There were no stock options or other stock awards granted in 2009 to the above named executive officers.

Narrative to Summary Compensation Table and Plan-Based Awards Table

The Company does not have employment agreements with the executive officers. Salary and bonus decisions concerning executive officers are made by the Compensation Committee as described above in "Compensation Discussion and Analysis." There were no stock options or other awards granted in 2009 to the executive officers. The base salaries for 2010 for Messrs. Hyatt, Jones and Bevivino are $338,000, $215,000 and $188,000, respectively.

Outstanding Equity Awards at Fiscal Year-End Table

The following table includes certain information with respect to the value of all unexercised options previously awarded to the executive officers listed in the Summary Compensation Table as of December 31, 2009:

Outstanding Equity Awards at Fiscal Year End 2009

	Option Awards			
Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration
Alan J. Hyatt President and Chief Executive Officer	13,915[1]	4,235	$17.182	02/21/11
Phillip V. Jones, Jr. Executive Vice-President and Chief Operating Officer	-	-	$ -	-
Thomas G. Bevivino Executive Vice-President and Chief Financial Officer	13,915[1]	4,235	$15.620	02/21/11

[1] The initial grant was for options to purchase 15,000 shares of common stock. As a result of stock splits subsequent to the date of grant, the number of shares subject to each option was adjusted to 18,150. The options vest in five equal annual installments of 20% upon each of the first five anniversaries of the date of grant on February 21, 2006.

Options Exercised and Stock Vested

No options were exercised by an executive officer in 2009 and the Company had no outstanding stock awards during 2009.

Potential Payments upon a Termination of Employment or Change in Control

The Company does not have employment agreements, severance or "change in control" agreements with its executive officers.

Under the 2008 Plan, all outstanding stock options automatically will become exercisable upon the termination of the employment of the holder due to death or permanent disability.

In the event of a "change in control," as defined in the Company's 2008 Plan, all outstanding stock options will become immediately exercisable, as determined by the Compensation Committee in its sole discretion. The Company's 2008 Plan defines "change of control" to mean: (i) the sale of all, or a material portion, of the assets of the Company; (ii) a merger or recapitalization of the Company whereby the Company is not the surviving entity; (iii) an acquisition by which a person becomes a controlling stockholder within the meaning of federal banking regulations; or (iv) the acquisition, directly or indirectly, of the beneficial ownership (within the meaning of that term as it is used in Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder) of ten percent or more of the outstanding voting securities of the Company by any person, entity, or group; provided, however, that a change in control of the Company shall not include the acquisition or disposition of securities of the Company by any person in control of the Company at the time of the adoption of the plan and shall not include any subsequent acquisition or disposition of the securities of the Company by any person owned or controlled by, or under common control with, a person in control of the Company at the time of the adoption of these plans.

In the event of a change of control, the Compensation Committee, in its sole discretion, will take one or a combination of the following actions to be effective as of the date of such change in control:

- provide that such options shall be assumed, or equivalent options shall be substituted by the acquiring or succeeding corporation, or
- provide that the participants will receive upon the closing of the change in control transaction a cash payment for each option surrendered equal to the difference between (1) the market value of the consideration to be received for each share of our common stock in the change in control transaction times the number of shares subject to a surrendered option and (2) the aggregate exercise price of such surrendered options.

There is no intrinsic value of the unvested stock options held by each executive officer named in the Summary Compensation Table because the exercise price of such options is below the closing price of the Company's common stock as of December 31, 2009.

In the event that the employment of executive officers was terminated for any other reason on December 31, 2009, none of the unvested options would vest and all such options would expire.

In the event that the employment of an executive officer was terminated due to disability or death on December 31, 2009, they or their estate would be entitled to payments under disability or life insurance plans that the Company maintains for all full-time employees.

Director Compensation

Non-employee directors of the Company received a fee of $1,550 per attended meeting in 2009. Non-employee directors of the Bank received $750 per attended meeting in 2009. Each director of the Company is also a director of the Bank, however there was one director of the Bank that was not a director of the Company in 2009. Meetings of the directors of the Company are held immediately before or after meetings of the directors of the Bank. The Vice-Chairman received $5,500 per attended meeting in 2009. In addition, each non-employee member of a committee of the Board of Directors received a fee for committee meetings attended in 2009 as follows: $300 per Regulatory Compliance Committee meeting; $880 per Compliance Committee meeting; $800 per Corporate Governance Committee meeting; and $880 per Audit and Examining Committee meeting. The Chairman of each committee received an additional $270 per meeting. A total of $305,334 was paid as directors' fees and committee fees for the Company and the Bank in 2009.

The Board of Directors decided that all meeting fees payable during 2010 will remain the same as those paid in 2009.

Non-employee directors are eligible to receive awards under the 2008 Plan, although no grants were made in 2009.

The following table sets forth a summary of the compensation the Company paid to our non-employee directors in 2009:

Director Compensation for 2009

Name	Fees earned or paid in cash[1]	Total[2]
Melvin E. Meekins, Jr.	$ 66,000	$ 66,000
Melvin Hyatt	$ 31,920	$ 31,920
Eric M. Keitz	$ 3,000	$ 3,000
John A. Lamon III	$ 26,600	$ 26,600
Ronald P. Pennington	$ 37,360	$ 37,360
T. Theodore Schultz	$ 37,510	$ 37,510
Albert W. Shields	$ 35,630	$ 35,630
Keith Stock[3]	$ 18,950	$ 18,950
Konrad M. Wayson	$ 26,900	$ 26,900

(1) Non-employee directors of the Company received a fee of $1,550 per attended meeting. Meetings of the directors of the Company are held immediately before or after meetings of the directors of the Bank. Non-employee directors of the Bank received a fee of $750 per attended meeting. Mr. Keitz was a director of the Bank beginning in September 2009, but not a director of the Company. All other directors listed above were directors of both the Company and the Bank in 2009. In addition, each non-employee director received fees ranging from $300 to $880 for each committee meeting attended. In addition, the chairman of the various Board of Directors committees received a fee of up to $270 per committee meeting attended.

(2) No stock options were granted to directors in 2009, and the Company did not incur any stock option expense in 2009 for prior grants to directors. At December 31, 2009, the aggregate number of option awards outstanding for each director was as follows: Melvin Hyatt 1,815; Melvin E. Meekins Jr. 14,520; Ronald P. Pennington

1,815; T. Theodore Schultz 1,815; and Albert W. Shields 1,815. Messrs. Lamon, Wayson and Keitz have not been granted options.

(3) Mr. Stock resigned from the Board in July 2009

Compensation Committee Interlocks and Insider Participation

No member of our Board's Compensation Committee has served as one of our officers or employees at any time. None of our executive officers serve as a member of the compensation committee of any other company that has an executive officer serving as a member of our Board of Directors. None of our executive officers serve as a member of the board of directors of any other company that has an executive officer serving as a member of our Board's Compensation Committee.

Melvin Hyatt, a member of the Compensation Committee, is the brother of Louis Hyatt and the uncle of Alan J. Hyatt, each of whom engaged in certain transactions with us as described below.

Certain Transactions With Related Persons

Our Board of Directors is charged with monitoring and reviewing issues involving potential conflicts of interest, and reviewing and approving all related party transactions. Alan J. Hyatt, who is an affiliated person by virtue of his stock ownership and positions as director and President of the Company and the Bank, is a partner of the law firm of Hyatt & Weber, P.A., which serves as general counsel to the Company and the Bank. The law firm of Hyatt & Weber, P.A. received fees in the amount of $768,932 for services rendered to the Company and to the Bank and its subsidiaries for the year ended December 31, 2009. The law firm received $224,507 in fees from borrowers who obtained loans from the Bank for the year ended December 31, 2009. Mr. Hyatt's interest in these fees is not determinable.

During January, 2007, Hyatt & Weber, P.A. entered into a five year lease agreement with HS West, LLC, a wholly owned subsidiary of the Company to lease office space from the Company. The term of the lease is five years with the option to renew the lease for three additional five year terms. The monthly lease payment is $20,056, which increases 2% annually beginning with the third anniversary of the lease. Total rental income received by the Company during 2009 was $240,673. In addition, Hyatt & Weber, P.A. reimburses the Company for its share of common area maintenance and utilities. The total reimbursement for 2009 was $164,368.

In November 2008, the Company completed a private placement of units, each unit consisting of 6,250 shares of the Company's Series A 8.0% Non-Cumulative Convertible Preferred Stock and a Subordinated Note in the original principal amount of $50,000. The following table shows the outstanding principal due on the Subordinated Notes as of December 31, 2009 (which did not change during the year) and the total interest paid or accrued on the Subordinated Notes for 2009 with respect to Subordinated Notes held by directors, nominees for director, executive officers and greater than 5% stockholders of Severn Bancorp, Inc., or their family members or affiliates:

Name	Principal of Subordinated Notes	Interest Paid or Accrued in 2009
Thomas G. Bevivino	$ 25,000	$ 2,000
Louis DiPasquale, Jr.	$ 50,000	$ 4,000
Alan J. Hyatt(1)	$100,000	$ 8,000

Louis Hyatt[3]	$150,000	$12,000
Melvin Hyatt[3]	$ 25,000	$ 2,000
S. Scott Kirkley[3]	$ 50,000	$ 4,000
John A. Lamon, III	$ 50,000	$ 4,000
Melvin E. Meekins, Jr.	$ 75,000	$ 6,000
Ronald P. Pennington[3]	$ 25,000	$ 2,000
T. Theodore Schultz	$ 25,000	$ 2,000
Albert W. Shields	$150,000	$12,000
Keith Stock[2]	$250,000	$20,000
Konrad M. Wayson	$ 50,000	$ 4,000

(1) Mr. Alan Hyatt and his wife hold one Subordinated Note and Crownsville Family Limited Partnership, of which Mr. Alan Hyatt is a general partner holds one Subordinated Note.

(2) Consists of three Subordinated Notes purchased by FFP Affiliates II, LLP and two Subordinated Notes purchased by First Financial Partners Fund II, LLP, which entities are affiliated with Mr. Stock.

(3) Subordinated Notes are owned jointly with their spouse.

Louis Hyatt, a 10% stockholder and the brother of Melvin Hyatt and the father of Alan J. Hyatt, is a real estate broker at Hyatt Commercial, a wholly owned subsidiary. As a real estate broker, Louis Hyatt earned $94,093 in commissions from Hyatt Commercial during 2009. In addition, Hyatt Commercial provided health insurance benefits to Louis Hyatt during 2009 at a cost of $13,247.

The Bank has, and expects to continue to have, loan and other banking transactions (including, but not limited to, checking, savings and time deposits) with certain of our directors, nominees for director, officers, certain of their immediate family members and certain corporations or organizations with which they are affiliated. All such loan and other banking transactions (i) have not been classified as nonaccrual, past due, restructured or potential problems, (ii) were made in the ordinary course of business, (iii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to us, and (iv) did not involve more than the normal risk of collectibility or present other unfavorable features.

In March 2007, the Company adopted written policies and procedures regarding approval of transactions between the Company and any employee, officer, director and certain of their family members and other related persons required to be reported under Item 404 of Regulation S-K. Under these policies, a majority of the disinterested members of the Audit and Examining Committee must approve any transaction between the Company and any related party that involves more than $10,000. If a majority of the members of the Audit and Examining Committee are interested in the proposed transaction, then the transaction must be approved by a majority of the disinterested members of the Board (excluding directors who are employees of the Company). The Chair of the Audit and Examining Committee has the delegated authority to pre-approve or ratify (as applicable) any related party transaction in which the aggregate amount involved is expected to be less than $120,000. In determining whether to approve or ratify a related party transaction, the Audit and Examining Committee will take into account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction. After adopting this policy, the Audit and Examining Committee ratified each of the transactions described above and approved the continuation of such transactions for the current year on substantially the same terms and conditions.

DATE FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR INCLUSION IN PROXY STATEMENT

Any proposal that a Company stockholder wishes to have included in the Company's proxy statement and form of proxy relating to the Company's 2011 Annual Meeting of Stockholders under Rule 14a-8 of the Securities Exchange Act of 1934, as amended must be received by the Company's Secretary at Severn Bancorp, Inc., 200 Westgate Circle, Suite 200, Annapolis, Maryland 21401 on or before November 19, 2010. Nothing in this paragraph shall be deemed to require the Company to include in its proxy statement and form of proxy for such meeting any stockholder proposal that does not meet the requirements of the SEC in effect at the time, including Rule 14a-8.

In addition, stockholders are notified that the deadline for providing the Company timely notice of any stockholder proposal submitted outside of the Rule 14a-8 process for consideration at the Company's 2011 Annual Meeting of Stockholders, is February 22, 2011, assuming an Annual Meeting date of April 22, 2011. With respect to any proposal which the Company does not have notice of on or prior to February 22, 2011, assuming an annual meeting date of April 22, 2011, discretionary authority shall be granted to the persons designated in the Company's proxy related to the 2011 Annual Meeting of Stockholders to vote on such proposal.

ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of the Company's Annual Report to Stockholders for the year ended December 31, 2009 accompanies this Proxy Statement.

Upon receipt of a written request, the Company will furnish to any stockholder without charge a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2009 and the exhibits thereto required to be filed with the SEC under the Securities Exchange Act of 1934. Such written request should be directed to:

Thomas G. Bevivino
Executive Vice President and Secretary
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, Maryland 21401

The Form 10-K is not part of the proxy solicitation materials.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, certain officers and persons who own more than 10% of its common stock, to file with the Securities and Exchange Commission initial reports of ownership of the Company's equity securities and to all subsequent reports when there are changes in such ownership. Based on a review of reports submitted to the Company, the Company believes that during the fiscal year ended December 31, 2009 all Section 16(a) filing requirements applicable to the Company's officers, directors, and more than 10%

owners were complied with on a timely basis, including all required filings by the Company's directors, officers, and more than 10% beneficial owners on Forms 3, 4, or 5, as applicable, to satisfy the reporting requirements under federal securities laws, except that Konrad M. Wayson and John A Lamon III each filed a Form 4 late reporting the purchase of common stock.

COMMUNICATIONS WITH DIRECTORS

If any stockholder wishes to communicate with a member of the Board of Directors, the stockholder may communicate in writing to 200 Westgate Circle, Suite 200, Annapolis, Maryland 21401, attention: Thomas G. Bevivino, via first class mail, or by facsimile at (410) 841-6296. Stockholders may also speak with the directors who attend the Annual Meeting. All communications received by Mr. Bevivino will be distributed to all members of the Board of Directors.

OTHER MATTERS

As of the date of this proxy statement, the Board of Directors does not know of any other matters to be presented for action by the Stockholders at the Annual Meeting. If, however, any other matters not now known are properly brought before the Annual Meeting, the persons named in the accompanying proxy will vote such proxy in accordance with the determination of a majority of the Board of Directors. The enclosed proxy confers discretionary authority to vote with respect to any and all of the following matters that may come before the Annual Meeting: (i) matters which the Company did not receive notice by February 22, 2010 were to be presented at the Annual Meeting; (ii) approval of the minutes of a prior meeting of the stockholders, if such approval does not amount to ratification of the action taken at the Annual Meeting; (iii) the election of any person to any office for which a bona fide nominee named in this Proxy Statement is unable to serve or for good cause will not serve; (iv) any proposal omitted from this Proxy Statement and the form of the proxy pursuant to Rules 14a-8 or 14a-9 under the Securities Exchange Act of 1934; and (v) matters incident to the conduct of the Annual Meeting.

By order of the Board of Directors



Thomas G. Bevivino
Secretary

Annapolis, Maryland
March 19, 2010

SHAREHOLDER INFORMATION

Board of Directors

Alan J. Hyatt
Chairman of the Board

Melvin E. Meekins, Jr.
Vice Chairman of the Board

Melvin Hyatt
Retired Investor

John A. Lamon, III
Senior Account Executive
G&G Outfitters, Inc.

Ronald P. Pennington
Retired investor

T. Theodore Schultz
President Schultz and Co., Inc.
Accounting and tax practice

Albert W. Shields
Real Estate Investor and
Developer

Konrad M. Wayson
Secretary and Treasurer
Hopkins and Wayson, Inc.

Investor Relations

Thomas G. Bevivino
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000
tbevivino@severnbank.com

Corporate Officers

Alan J. Hyatt
President and
Chief Executive Officer

Philip V. Jones, Jr.
Executive Vice President,
Chief Operating Officer

Thomas G. Bevivino
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer

Corporate Headquarters

200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000
Toll free: (800) 752-5854
Fax: (410) 841-6296

Internet Address

www.severnbank.com

Branch Locations

Annapolis Branch
1917 West Street
Annapolis, MD 21401
Phone: (410) 268-4554

Glen Burnie Branch
413 Crain Highway, S.E.
Glen Burnie, MD 21061
Phone: (410) 768-6900

Edgewater Branch
3083 Solomons Island Road
Edgewater, MD 21037
Phone: (410) 956-3700

Westgate Branch
200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000

Independent Auditor

ParenteBeard LLC
1869 Charter Lane
Suite 301
Lancaster, PA 17601

General Counsel

Hyatt & Weber, P.A.
200 Westgate Circle, Suite 500
Annapolis, MD 21401

SEC Counsel

Blank Rome LLP
600 New Hampshire Ave., NW
Washington, D.C. 20037

Stock Exchange Listing

The common stock of Severn Bancorp, Inc. is traded on the Nasdaq Capital market under the symbol "SVBI"

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 01016
Attn: Investor Relations
Phone: (800) 368-5948

Annual Meeting

The Annual Meeting of stockholders will be held on April 22, 2010 at 9:00 A.M. at The Severn Bank Building 200 Westgate Circle Annapolis, MD 21401